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03045578

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REGISTRANT'S NAME Nissan Motor Co. Ltd

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DAT : 1/12/04

82 207

AR/S
3-31-02

Annual Report

Year Ended March 31, 2002

2001


NISSAN

Contents

On the cover: The friendly face of the March—a sweeping success in Japan, one more indication of the bold directions at a strong new Nissan.

Vision

Nissan: Enriching people's lives

Mission

Nissan provides unique and innovative automotive products and services that deliver superior measurable values to all stakeholders* in alliance with Renault.

*Our stakeholders include customers, shareholders, employees, dealers, suppliers, as well as the communities where we work and operate.

Founded in 1933, Nissan Motor Co., Ltd. has become one of the world's best-known brands in the automotive industry. Employing 125,000 people worldwide, the company and associated brands design, produce and sell over 2.5 million passenger cars and commercial vehicles in more than 190 countries.

Nissan has entered an exciting phase of growth and development, as the Nissan Revival Plan has succeeded beyond expectations–meeting its commitments one year ahead of schedule. The company now moves ahead strongly with NISSAN 180, a bold new plan to increase the number of vehicles sold, improve profitability and eliminate debt. It heralds an exciting new age in which 28 new vehicles–featuring winning design and a range of cutting-edge technologies–will enter the Nissan lineup.

Join us in this Annual report, as we share our vision for the future of Nissan.

This Annual Report contains forward-looking statements on Nissan's future plans and targets, and related operating investment, product planning and production targets. Please note that there can be no assurance that these targets and plans will actually be achieved. Achieving them will depend on many factors, including not only Nissan's activities and development, but on the dynamics of the automobile industry worldwide and the global economy.

0A

Financial Highlights

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001, 2000, 1999, 1998 and 1997

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars[Note 1]
For the years ended	**2001** **Mar. 31, 2002**	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999	1997 Mar. 31, 1998	**2001** **Mar. 31, 2002**
Net sales	**¥6,196,241**	¥6,089,620	¥5,977,075	¥6,580,001	¥6,564,637	**$46,588**
Operating income	**489,215**	290,314	82,565	109,722	86,883	**3,678**
Net income (loss)	**372,262**	331,075	(684,363)	(27,714)	(14,007)	**2,799**
Net income (loss) per share[Note 2]	**92.61**	83.53	(179.98)	(11.03)	(5.57)	**0.70**
Cash dividends paid[Note 3]	**27,841**	0	0	17,591	25,130	**209**
Shareholders' equity[Note 4]	**¥1,620,822**	¥ 957,939	¥ 563,830	¥ 943,365	¥1,006,790	**$12,187**
Total assets[Note 4]	**7,215,005**	6,451,243	6,175,658	6,606,331	7,608,091	**54,248**
Net consolidated automotive debt	**431,714**	952,657	1,348,696	1,867,100	2,273,900	**3,246**
Number of employees	**125,099**	133,833	141,526	131,260	137,201	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥133=$1, the approximate exchange rate on March 31, 2002.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2002: 4,517,045,210.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Shareholders' equity and Total assets for fiscal years 1997-1999 were restated in accordance with the changes in the regulations relating to the presentation of translation adjustments effective fiscal year 2000.


Net Sales
(Billions of yen)
'97 '98 '99 '00 '01
6,565 6,580 5,977 6,090 6,196
Operating Income
(Billions of yen)
'97 '98 '99 '00 '01
87 110 83 290 489
Net Income (Loss)
(Billions of yen)
'97 '98 '99 '00 '01
(14) (28) 331 372
(684)
Net Consolidated Automotive Debt
(Billions of yen)
'97 '98 '98* '99 '00 '01
2,274 1,867 2,041 1,349 953 432
*restated under the new GAAP

Message From Management

The Nissan Revival Plan is over. Two years after the start of its implementation, all the official commitments we took have been overachieved one full year ahead of schedule.

The NRP has produced the best financial results in the company's history.

In fiscal year 2001, Nissan achieved an operating profit of ¥489.2 billion, 68.5% higher than precedent year, resulting in an operating margin of 7.9%. Net income reached ¥372.3 billion. The second half of the fiscal year was particularly strong as our operating performance improved significantly with the arrival of the new products decided under NRP.

This strong operating performance generated a high level of cash, allowing us to repay ¥521.0 billion in debt. Total net automotive debt stood at ¥431.7 billion at the end of fiscal year 2001, the lowest level for Nissan in the last 24 years.

Because of NRP and its achievements, Nissan is now ready to grow. The new fiscal year opened under the banner of NISSAN 180, a plan designed to take Nissan to a higher level of performance; a plan that opens a new perspective for our company, a perspective of lasting profitable growth.

The objectives of NISSAN 180 are contained in the name of this new three-year business plan: grow Nissan by one million additional units by the end of fiscal year 2004, achieve an 8% operating margin and reduce net automotive debt to zero.

This is the vision for the future of our company. We now have to earn it. You can expect the best from Nissan.

当社2002年3月期(2001年度)のアニュアルレポートをお届けするに当たり、一言ご挨拶申しあげます。

「日産リバイバル・プラン(NRP)」は終了いたしました。NRP開始から2年間で、NRPで公表いたしましたコミットメント(必達目標)につきましては、全て1年前倒しで公約以上の実績を達成することができました。

NRPの達成により、当社は、過去最高の連結決算を株主の皆様にご報告できることとなりました。

2001年度の連結営業利益は、前期比68.5%増の4,892億円、連結売上高営業利益率は7.9%、連結当期純利益は3,723億円となりました。特に下半期には、NRPのもとで計画された積極的な新商品の投入により、連結営業利益が大幅に向上いたしました。

この業績向上が生み出したキャッシュにより、5,210億円の有利子負債を削減し、2001年度末の自動車事業の連結実質有利子負債残高は4,317億円と、過去24年間で最低水準となりました。

NRPを実行し成果をあげたことで、現在、当社は、成長に向けた準備が整っております。2002年度は「日産180」とともにスタートいたしましたが、この計画はさらに高水準の業績を達成し、継続的な利益ある成長という当社にとりまして新たな局面を開くことを目的としております。

この新たな3カ年の事業計画である「日産180」の目標は、その名称の数字に表れております。すなわち、2004年度末にグローバルでの販売台数を100万台増やし、8%の連結売上高営業利益率を実現し、自動車事業の連結実質有利子負債をゼロにするというものであります。

これは将来の当社のあるべき姿であり、その実現に向け、当社の持てる実力を最大限発揮してまいる所存でありますので、今後とも、一層のご支援とご指導を賜りますようお願い申しあげます。



Yoshikazu Hanawa
Chairman

Carlos Ghosn
President
Chief Executive Officer

The Nissan Revival Plan
Success Ahead of Schedule

First announced in October of 1999, the Nissan Revival Plan (NRP) went into action in April, 2000. Today, as it comes to its end, the NRP legacy is nothing less than a new Nissan. One that is profitable; one that is more efficient; one offering widely enhanced products and services; one that has created a new sense of excitement for employees, customers and other stakeholders. One full year ahead of schedule, the NRP has produced the best financial results in the company's history.

When the NRP was first announced, Nissan's executive committee announced three bold commitments; if any of these were not met, the members promised to resign:

- A return to net profitability in fiscal year 2000
- A minimum operating income to sales margin of 4.5 percent by fiscal year 2002
- Consolidated net automotive debt reduced to less than ¥700 billion by fiscal year 2002

Every one of these core commitments has been met—a full year ahead of schedule.

Net profitability was achieved in the first year with net after-tax profits of ¥331.1 billion. This then grew in fiscal year 2001 to ¥372.3 billion—the highest yearly profit in the company's history.

The operating margin had already reached 4.75 percent by the end of the first year of the NRP; at the end of 2001 this had risen to a remarkable 7.9 percent—the highest in the company's history.

Consolidated automobile debt has been reduced to just ¥431.7 billion by the end of 2001—the lowest level in 24 years.

Every one of **these core commitments** has been

met—one full year ahead of schedule



Fiscal year 2001 Consolidated Net Income

372.3

Billions of yen

Fiscal years 1990-2001
(Billions of yen)

'90	'91	'92	'93	'94	'95	'96	'97	'98	'99	'00	'01
48.8	101.3	(56.0)	(86.9)	(166.1)	(88.4)	77.7	(14.0)	(27.7)	(684.4)	331.1	372.3

Fiscal year 2001 Consolidated Operating Margin

7.90

%

Fiscal years 1990–2001
(Percent)

'90	'91	'92	'93	'94	'95	'96	'97	'98	'99	'00	'01
2.90	2.70	0.60	(0.80)	(1.00)	0.70	3.00	1.30	1.70	1.40	4.75	7.90

4.5% NRP FY02 Commitment

Figures prior to FY 1994 are adjusted by the current rate method

Fiscal year 2001 Consolidated Net Automotive Debt

431.7

Billions of yen


700 Billions of yen NRP FY02 Commitment

Fiscal years 1990-2001
(Billions of yen)

'90	'91	'92	'93	'94	'95	'96	'97	'98	'99	'00	'01
2,222	2,604	2,855	2,866	2,737	2,398	2,152	2,274	2,041	1,349	953	432

The Nissan Revival Plan **Success Ahead of Schedule**

Investment for Growth
Fiscal years 2000–2002

Capital Expenditure (Billions of yen)



'00
'01
'02 (Forecast)
350
5.5% of rev.
294
206

Research & Development (Billions of yen)



'00
'01
'02 (Forecast)
290
4.5% of rev.
262
232

Engineering Headcount



'00
'01
'02 (Forecast)
13,600
12,599
12,088

Attaining the NRP Goals

The NRP has recreated and repositioned the entire company—one year ahead of schedule. All of its major goals have been met:

- Purchasing costs have been reduced by 20 percent;
- Plant capacity utilization has risen from an average 51 percent to 75 percent;
- A revamping of the domestic sales system has reduced sales and administrative costs;
- Worldwide staffing has been brought in accordance with needs;
- Non-core assets have been sold;
- A rededication to R&D has been matched by a 25 percent increase in efficiency;

Even in this period of restructuring, the NRP included the investments needed to pave the way for the future, with an additional 1,000 engineers being added to Nissan's technical team, and massive investments in R&D (to 4.5 percent of revenues) and in capital expenditures (to 5.5 percent of revenues).

Profitability was another major concern successfully addressed by the NRP. When it began, only four Nissan models were profitable; today, a significantly increased number of all Nissan cars provide profit to the company.

"This performance was made possible because the execution of the NRP was swift, relentless and without compromise," said Nissan President and CEO Carlos Ghosn. "Completing the NRP in just two years is testimony to what we—the people of Nissan, our partners, suppliers, dealers, distributors and all those who embraced the spirit of the NRP—have accomplished."

Nissan is not just back—it's moving ahead in strength to long-term, profitable growth.

This performance was made possible because the execution of the NRP was swift, relentless and without compromise

SSAN 180

Ready and Positioned for Growth

The momentum created by the NRP has not ended, although the plan itself is completed. Nissan's plan through the end of fiscal year 2004: NISSAN 180.

The objectives of NISSAN 180 are contained in its name:

Nissan will

(October 2004 to September 2005).

Nissan will realize an er

This bold goal will position Nissan at the top level of profitability in the automobile industry worldwide.

Nissan will

004 "Debt has been a financial burden for Nissan over the past 15 years," said Carlos Ghosn. "It has prevented us from effectively preparing for the future. Going to zero is the best way to regain the financial flexibility that allows us to make sound investment decisions."

Achieving these goals will rely on four pillars:

- Generating more revenue
- Reducing costs
- Increasing both quality and speed
- Maximizing the Alliance with Renault.

NISSAN 180 **Ready and Positioned for Growth**


日産180
NISSAN
Carlos Ghosn announces NISSAN 180

Making the 180 Turn

For an automobile maker, generating revenue means selling more cars. The NISSAN 180 goal: one million additional units will be sold by the end of fiscal year 2004*:

- Japan: 300,000 additional cars
- US: 300,000
- Europe: 100,000
- Other markets: 300,000

These will include Nissan and associated brand passenger cars and light commercial vehicles.

Creating compelling cars was a primary NRP goal, but in NISSAN 180 the number of new products will increase significantly. Nine new models were released during the NRP; in fiscal 2002 alone 12 all-new products will be launched worldwide; for the NISSAN 180 period, a minimum of 28 all-new vehicles will be launched—in all segments, all over the world.

Rebuilding Nissan's position in Japan is a cornerstone of NISSAN 180, as strength in the domestic market will sustain Nissan's presence elsewhere around the world. The decline in market share has come to a halt. The introduction of the March, Moco and Cube in the entry-level segment will lead the way into the 300,000 additional sales envision in NISSAN 180; company executives have now set the goal of placing at least three Nissan cars in Japan's top-ten monthly best-selling lists.


Global Retail Sales Volume Targets
(Million units)
'01
'04
Global Target Market Share 6.1%
Other Markets +300K
Europe +100K 3.1%
U.S. +300K 6.2%
Japan +300K 22.5%
2.59
3.60
Model Launch Schedule
Fiscal years 2000–2004
'00
'01
'02
'03
'04
28 all new products
4
5
12
16

*by the end of fiscal year 2004 (October 2004 to September 2005)



Building the Brand–and Profits


NISSAN

Nissan Brand Symbol

Nissan knows that it must continue to build its brand power, to close a price gap with its competitors that grew during a period of low brand identity and focus. Launching Nissan's new brand identity, based on its traditions of technology, imagination and passion, was a signal of the change. The consistent, strong image begins with the new brand symbol and continues in all new Nissan products, with a refocused design direction to create cars that consumers truly want and will pay for.

Realizing the value of this stronger brand power is a focus on profitability, with a NISSAN 180 goal to consistently position Nissan at the top level of profitability in the global auto industry. A powerful Nissan brand is the basis for attracting new customers and creating loyal customers. A powerful brand will help Nissan achieve its business goal of sustainable, profitable growth. Nissan will be a brand that customers are proud to own, dealers are proud to sell and employees are proud to deliver.

The Feel of a New Nissan



Nissan on display at the 2002 North America International Auto Show in Detroit

Nissan emerged from the NRP with a clear vision of enriching people's lives. The first steps have already been realized, in employees with increased ambition and drive for the future, and customers responding with enthusiasm to Nissan products that provide a more satisfying, safe and intelligent driving experience.

The groundwork has been laid; now is the time for growth. Unique to Nissan: the Alliance with Renault and its expanding relationship, providing synergies and strengths to meet these challenges.

Alliance with Renault

Concrete Achievements

RENAULT NISSAN

An Overview of the Alliance

1999 **March** Alliance agreement between Renault and Nissan
July Renault increases its stake in Nissan Diesel to 22.5 percent

2000 **May** Nissan begins marketing Renault cars in Japan
May Joint European sales and marketing strategy launched
October Nissan enhances operations in Morocco with Renault support
December Renault Scénic production begins at Nissan in Mexico

2001 **April** Renault Nissan Purchasing Organization (RNPO) established
May First Renault showroom opens in Australia with Nissan support
July Renault begins marketing in Taiwan with Nissan support
November Renault begins marketing in Indonesia with Nissan support
December Renault Clio production begins at Nissan in Mexico
December New Renault-Nissan common plant inaugurated in Brazil

2002 **March** Renault increases stake in Nissan to 44.4 percent
March Nissan Platina production begins at Nissan in Mexico
March Renault Vel Satis launched with Nissan V6 engine
March Renault-Nissan BV incorporated in the Netherlands
March Nissan acquires a 13.5 percent stake in Renault
April Nissan Frontier pickup production begins at Renault-Nissan common plant in Brazil
May Nissan increases stake in Renault to 15 percent

Nissan's Alliance with Renault has been integral to the company's return to profitable growth: success in the NRP would have been impossible without the Alliance, and success for the Alliance would have been impossible without the NRP.

The relationship continues to grow in NISSAN 180. In the coming years, the Alliance will move in three main directions:

- Marketing and sales will see a common approach in specific markets, such as Mexico, South America and North Africa;
- Greater efficiency will be derived by selective communization, such as 10 shared platforms, including the B compact and C mid-size platforms already in production, by 2010, eight engine families and seven transmission families;
- The extensive exchange of best practices will continue to streamline and strengthen both companies.



The Alliance Board, a team of managers from both Nissan and Renault which steers the Alliance's mid- to long-term strategy of profitable growth, and supervises joint activities: (left to right, back) Georges Douin, Nobuo Okubo, Tadao Takahashi, François Hinfray; (front) Pierre-Alan De Smedt, Norio Matsumura, Louis Schweitzer, Carlos Ghosn



New Renault-Nissan common plant in Brazil

Fiscal year 2001 represented the realization of Alliance activities in actual products, building cars in each other's plants and releasing cars based on the joint B compact platform—such as the March. The completion of the first common Renault-Nissan plant in Brazil in December was one of many other joint developments, such as the sharing of back-office operations and the creation of the Renault Nissan Purchasing Organization (RNPO) to leverage the purchasing strength of both manufacturers. The RNPO began by handling some 30 percent of the two companies' annual global purchasing turnover, a figure which is expected to grow to some 70 percent.

The bonds continue to grow stronger. Along with an announcement in October, 2001, that Renault would raise its equity in Nissan to 44.4 percent, Nissan in turn announced its intention to purchase 37.8 million shares of Renault stock, bringing its ownership of the company to 13.5 percent. As of May, 2002, the completed transaction, as agreed, brings Nissan's ownership to 15 percent. The Alliance also created Renault-Nissan BV, a jointly and equally-owned company with sole responsibility for decisions on mid- to long-term planning, on common products and powertrains, on financial planning, and which owns and manages the RNPO.


VEL SATIS

3.5-liter V6 engine

The Renault Vel Satis, equipped with the Nissan 3.5-liter V6 engine

New Products and Design

GROWTH FOR AN AUTOMAKER MEANS SELLING MORE CARS. IN A COMPETITIVE WORLD MARKET, A CAR'S SUCCESS RELIES ON CUTTING-EDGE TECHNICAL PERFORMANCE—AND WINNING DESIGN. NISSAN'S TRADITIONAL STRENGTHS IN TECHNOLOGY AND DESIGN, HONED BY THE NRP AND NISSAN 180 AND ENHANCED BY THE ALLIANCE, ARE DELIVERING AN IMPRESSIVE AND ONGOING SERIES OF NEW VEHICLES.



Defining Nissan: Design and Technology



Carwings, the first total telematics system in Japan, on the new Elgrand

Design is more than simply the appearance of a car. "It is the visual expression of Nissan's promise to the customer," Carlos Ghosn explained. "It embodies the total concept of a vehicle, which we must ensure our customers understand at first sight. This is why distinctive designs that express our boldness and thoughtfulness are critically important."

Similarly, technology is more than the figures listed in a spec sheet. Consumers demand that technology provide a safer, more responsive, more enjoyable—and more individual—driving experience.

Intelligent New March

Technology and winning design are evident in every aspect of the new March, released in the Japanese market at the end of fiscal year 2001. The new March is the third generation of this very popular model, one that sets the standard for—and now reinforces Nissan's position in—the important compact car segment in Japan.

Nissan has chosen the new March and new Elgrand to introduce Carwings, Japan's first total telematics service. Carwings uses cellular phone and verbal interface to access updated information and maps, receive email messages, make hands-free phone

     



March



Top-level safety performance on the March, with six SRS airbag systems

calls, obtain roadside service and more. Carwings will continue to be introduced in upcoming new Nissan models.

The new March is built on a platform shared by Renault, one of the many benefits realized by the Alliance. The car has been restyled, with unique high-position headlamps, an arched roofline and a roof treatment at the rear which combines excellent design with aerodynamic performance. The 12 color choices, including five specially created for the March, add to the visual sense of fun and hints at the car's driving pleasure. The interior also features a functional, clean-cut design and appointments at a level not before seen in cars of this class.

Technical innovation can be found in every area of the March. The newly-developed DOHC 4-cylinder CR engine which provides improved power as well as reduced fuel consumption, exhaust emissions and noise. In fact, all March models have been certified as ultra-low emission vehicles (U-LEV) by the Japanese government. For safety, Nissan's advanced Zone Body construction, six SRS airbag system and many other technologies have all been applied.

The new March sets the standard for and reinforces Nissan's position in Japan's important compact car segment.

     



Altima


NORTH AMERICAN
CAR OF THE YEAR

2002 North American Car of the Year award

Altima: Winning the North American Market

Nissan's increased focus on serving a carefully-target customer group has clearly paid off: the 2002 Altima was named "North American Car of the Year."

The new Altima is a total revision and rethinking of the midsize sedan, providing a level of design and performance that simply is not available elsewhere in the same class. It brings together an aggressive, bold new exterior design that provides more space in all dimensions, plus the range of conveniences and luxury features that make it stand out in the highly competitive sedan marketplace.

Altima's distinctiveness was not lost on the North American market, where sales took off dramatically after its introduction in the second half of 2001.

Building in the Fun

"The Nissan Altima demonstrates that when you study the American family and build a car just for them, it's bound to be a guaranteed hit," said John Davis, host and executive producer of PBS (US) television's MotorWeek television show. "A family car need not be boring," Mr. Davis said, "Nissan has proven that by combining modern sport sedan styling with class-leading performance."

The new Altima is a total revision and rethinking of the midsize sedan.


X-TRAIL

X-Trail

X-Trail: Sporty SUV Wins Worldwide

The new X-Trail, a sporty SUV at a young, outdoor-oriented market, has been a hit in every market where it has been introduced. The roomy interior and ample luggage space—one of the largest in its class with a length of 1,003 mm—make it ideal for outdoor sports and recreational activities, as well as an extremely versatile car for urban use. The X-Trail features the innovative ALL MODE 4 x 4, a 4WD system designed for a front-wheel-drive layout, which detects the road surface condition and instantly provides the optimum torque distribution from 2WD to 4WD, for traveling either on or off the road with complete peace of mind. The X-Trail also achieves one of the best fuel economy figures in its class, thanks to its lightweight, highly rigid body and good aerodynamic performance, and provides excellent maneuverability.

These attributes combined to make it the leader of its class in Japan, a country that has firmly embraced the SUV. It had a very strong launch in Europe during 2001 where it is also the class leader; it has also been a success in widely diverse markets around the world: Australia, South Africa, Central America, Mexico and the Middle East.

The new X-Trail has been a hit in every market where it has been introduced.



The Fairlady Z concept car (2001 Tokyo Motor Show)

The Z: Flagship for the New Nissan

As announced in NISSAN 180, at least 28 all-new Nissan cars will be released in the coming years. One of the most eagerly anticipated is the return—in an exciting new arrangement—of the Z car. The new Z captures what Carlos Ghosn calls "Z-ness"—that instantly understandable and unique sports-car heritage that makes the original 1970 Z car a classic, still fresh after more than 30 years. The new Z is no different—the embodiment of the new Nissan, bringing together high performance, cutting-edge technology and engineering, and stunning design.

The new Z points the way for the entire range of new Nissan vehicles now being released, and which will continue to enter the market through NISSAN 180—filled with the features, technology and winning design that proclaim a bold new Nissan.

The new Z captures "Z-ness"—that instantly understandable and unique sports-car heritage.


STAGEA

Stagea

Skyline

Skyline, Infiniti G35 and Stagea: The FM Package

The FM Package on the Infiniti G35

The fruits of Nissan's efforts in safety and the environment—and in enhancing driving enjoyment—can be seen in the new FM Package, used in the new Skyline, Infiniti G35 and Stagea.

The FM Package makes attributes complimentary that were previously thought to be contradictory: sporty driving performance with the supple riding comfort of a luxury sedan; a long wheelbase and agile maneuverability; aerodynamic styling and a spacious interior. At the same time, it provides world-class safety performance in all types of collisions. The engine has been designed to release and drop in a frontal impact rather than move backward toward the passenger compartment. The FM Package also adds to active safety by providing a smooth ride with little change in vehicle behavior when cornering or when the road surface changes. It also attains zero lift, eliminating the body lift normally caused by aerodynamic resistance during high-speed cruising.

> The FM Package makes attributes complimentary that were previously thought to be contradictory.

NEW MODELS LAUNCHED IN FY2001

Japan: Caravan, Skyline, Stagea, March
Europe: X-Trail
North America: Altima, Infiniti G35

New Technologies

TECHNOLOGICAL EXCELLENCE IS LITERALLY A GIVEN AT NISSAN, WHICH HAS LONG LED THE INDUSTRY IN INNOVATIONS THAT ADD MORE ENJOYMENT, MORE SAFETY, MORE PERFORMANCE AND MORE ENVIRONMENTAL HARMONY TO DRIVING. TODAY THAT INNOVATION CONTINUES INTO NEW DRIVING IT, SAFETY AND ENVIRONMENTAL TECHNOLOGIES, AND MORE.

Expanding Automotive Horizons

Shifting Ahead in IT

The continued unfolding of the information age means that automobiles are no longer isolated objects. Information Technology (IT) developments place the car and its driver, in a new relationship of increased information flow with the world around it.


ideo

ideo, a concept car shown at the 2001 Tokyo Motor Show, utilizes interactive communications as part of the search for the ideal networked vehicle

Carwings, the Japan's first total telematics system introduced in the new March, followed by the new Elgrand and coming in many new models, is part of Nissan's effort to provide safe, user-friendly technology that is affordable, convenient, and multi-purpose.

Supporting Nissan's technical strength is a US$38.8 million expansion at the Nissan Technical Center North America, Inc. (NTCNA). Over the next two years, NTCNA, located northwest of Detroit, will add some 260 new jobs—nearly all high-skill engineering and technical positions—a new three-story engineering building and renovation of the facility. The investments are aimed at expanding and enhancing vehicle engineering capabilities for Nissan vehicles sold in North America.

Leading the Way on the Environment

Nissan's commitment to the environment is based on a belief that, as for safety, a real impact can come only when technical solutions are affordable and readily available. This is clear in the wide range of technologies which made possible—and realistic—developments such as the world's cleanest gasoline engine, found in the Bluebird Sylphy and Sentra CA.


Collision test

Nissan is aiming for the expanded adoption of ultra-low emission vehicle (U-LEV), which will account for 80 percent of all Nissan passenger vehicles sold in Japan by the end of March, 2003. With this volume, there will be a significant and immediate impact on air quality. It is estimated that the NOx and HC reduction will equal the sales of more than 400,000 zero-emission vehicles—something that will not be realized within the next few years.

In recyclability, Nissan is also advancing the recycling in new models to attain a recyclable ratio of 95 percent or higher. And in manufacturing, Nissan targets to have cut in half the 1999 volume of incinerated waste by 2005.

The Quest for Real World Safety

Safety research should not only be conducted through computer simulations or in research labs. Data from actual accidents helps Nissan to find solutions to reduce injuries and fatalities. Nissan combines lab work with real world studies.

The all-new FM package used on the Skyline, Infiniti G35 and Stagea provides world-class safety performance in all types of collisions, including full overlap and offset frontal impacts, side impacts and rear-end impacts.

Various new technologies are used to achieve a high level of crashworthiness in both full overlap and offset frontal collisions, including a mechanism that drops down the engine in a collision, a mechanism that prevents rearward brake pedal movement and a breakaway propeller shaft construction.

Environmental Improvement through Expanded Adoption of U-LEV


March, 2001
U-LEV
March, 2003
U-LEV
EV
80% U-LEV
60% zero-emission vehicle
By reaching a level of 80 percent U-LEV vehicles, Nissan will have equaled the realization of 60 percent zero-emission vehicles—still many years to come


Japanese Prime Minister Junichiro Koizumi and Carlos Ghosn with Nissan's fuel cell vehicle (FCV)

Sales and Marketing

FISCAL YEAR 2001 WAS ABOUT MUCH MORE THAN COST CUTTING, THE IMPROVEMENT OF EFFICIENCY AND THE SALE OF NON-CORE ASSETS. IT WAS VERY MUCH ABOUT PREPARING FOR THE PRODUCTS OF THE FUTURE—THE NISSAN AUTOMOBILES THAT WILL ENERGIZE THE ONGOING GROWTH, AND THE FUTURE STRENGTH OF THE COMPANY.



Global Sales Volume

Fiscal years 1999–2001
(Thousands of units)

'99		'00		'01	NISSAN 180
2,530	Up 4.0%	2,633	Down 1.4%	2,597	3,600

Contribution of Key Regions to Net Sales

Fiscal year 2001


Other Markets
11%
Europe
13%
Japan
39%
US & Canada
37%

Foundations for Growth

In 1999, the NRP was all about building for growth—not about the growth itself. Even so, the company realized growth in the first year of the NRP.

In 2001, Nissan's focus was on stabilizing market share and in restoring profitability. Thus, while global sales were down a slight 1.4 percent, from 2.633 million units to 2.597 million, largely because of reduced sales in Japan and the US, operating profit has increased to ¥489 billion—68.5 percent better than 2000.

Most importantly, the preparations have been completed for the wave of exciting new Nissan vehicles set to arrive in world markets as the NRP yields to the growth on NISSAN 180. This has already begun, seen in the very strong launches in Japan of the March and Moco, and in the dramatic 9.4 percent increase in the second half for the US market which was fueled by new product introductions.



MARCH

Moco

March

Japan

Unit Sales
(Thousands of units, retail sales basis)



'97 '98 '99 '00 '01
25
20
15
Market Share (%)
967 861 760 733 714

Nissan stabilized its Japan market share in 2001, a major goal after years of market declines, with a slight gain of 0.1 percent. Total sales, however, were down by 2.6 percent—a total of 714,000 units, for a 17.9 percent market share.

The launches of the March at the very end of fiscal year 2001 and the Moco in early fiscal year 2002 were very highly anticipated, as mini and entry-level cars are the heart of today's Japanese market. With an exceedingly strong start—and with a large percentage of new March buyers are first-time Nissan purchasers—the March is expected to make a significant contribution to performance in the home market. Also released to the market were the renewed Stagea, Skyline and Caravan, and the new Elgrand in May, 2002.

Supporting these efforts was the new "SHIFT_the future" tagline in Japan, as well as a complete relaunch of company web sites, redesigned sales tools and other new promotional activities.



Elgrand


US sales (change from previous year, %)
30
20
10
0
-10
-20
-30
Down 14%
Up 9.4%
First Half FY2001
Second Half FY2001

Altima

Infiniti G35

US

Unit Sales
(Thousands of units, retail sales basis)


'97
'98
'99
'00
'01
5.0
4.0
3.0
2.0
Market Share (%)
658
628
713
744
719

As the automobile industry overall slowed, Nissan declined by 14 percent in the first half of 2001. As the US economy slowed, total year sales were down by 3.4 percent. However, sales shot up by 9.4 percent in the second half with the launch of the Altima. The Altima has already been named as "North American Car of the Year" —the first ever for a Japanese passenger car. Stronger sales were matched with a reduction of incentives and price discounts.


INFINITI

The new G35 launched in March marked the beginning of a total renewal for Infiniti. This resurgence for the Infiniti brand is also seen in enhanced marketing efforts, including a new design in all Infiniti showrooms.


PRIMERA

Primera


X-TRAIL

X-Trail

Europe

Unit Sales
(Thousands of units, retail sales basis)


'97 '98 '99 '00 '01
4.0
3.0
2.0
1.0
Market Share (%)
469 503 485 500 454*
[490 537 515 533 484**]

* Western Europe:17 major countries
** Retail Sales in Total Europe

By focusing on profit ahead of volume, Nissan Europe achieved its objective of returning to operating profitability in 2001, creating the foundation for future profitable growth. Nissan sales declined by 9.5 percent in Western Europe, due to a lack of new products. However, the introduction of the X-Trail in the fall and the new Primera in the spring marked a major step forward for new products in Europe.

Nissan's largest increase was in the UK market, where sales grew by 9.1 percent. The decrease was highest in Germany and Spain, although market share declined only slightly.

Total market share in western Europe was 2.7 percent, a decline of only 0.3 percent from the previous year.

Rejuvenating the European Lineup

The launch of the new Primera in spring 2002 marks a significant milestone in the renewal of Nissan's European product lineup. With the launch of the X-Trail as well, Nissan is bringing down the average model age and strengthening its brand image.

Asia/Oceania

The developing Chinese market saw a dramatic 87.3 percent increase in sales in 2001 to 42,000 units, despite shipments being suspended during the year because of import penalties. Strong sales of the new Cefiro and Frontier (Pickup Truck) increased sales in Thailand by 12.2 percent to 35,000 units. In Singapore, Nissan retained the number-one position in the market for the third year, despite a decrease of 13.8 percent. The launches of the X-Trail, Navara (Pickup Truck) and Patrol in Australia at the end of the year were successful, with sales down by just 2.7 percent.



Almera

South Africa

Nissan sold 27,000 vehicles in 2001, almost unchanged from the year before. The company produces the Hardbody (Pickup Truck), Almera and 1400 Bakkie (Sunny Truck) in South Africa; the Almera, in fact, was the only locally-produced automobile nominated for South African Car of the Year.

Gulf States

The Gulf region saw a very strong year for Nissan, with 73,000 units sold, representing a 14.7 percent increase. Nissan increased its market share through sales promotion activities in an environment of severe price competition, and by introducing four new models—the Infiniti QX4 and Q45, Patrol and X-Trail—which enhanced the Nissan brand presence in the region.


PATROL

Patrol

Mexico

With over 20 percent of the Mexican market, Nissan remained very strong in 2001 with 10.1 percent growth. The Tsuru (Sunny) has been the best-selling car in the country for the past four years, while the Platina, launched in 2002 and based on a Renault platform, dominates the entry-level market.


Platina

Latin America and The Caribbean

In the key Mercosur countries of Brazil and Argentina, Nissan, working in close cooperation with Renault, realized significant growth of 143 percent, to 3,000 units, and the highest-ever sales in Brazil with 1,600 units. The first new common plant of the Alliance was inaugurated in December of 2001, while production on the first Nissan product manufactured in a Renault plant began in April, 2002—one full month ahead of schedule.


Frontier Pickup

NISSAN HAS LONG BEEN AN INDUSTRY LEADER IN EFFICIENCY, WITH PLANTS RECOGNIZED AS THE MOST EFFICIENT IN AUTO MAKING. BY STREAMLINING PRODUCTION CAPACITY, AS MAKING MASSIVE INVESTMENTS INTO THE PRODUCTION OF CARS WHERE THEY WILL BE SOLD, NISSAN IS PAVING THE WAY FOR THE GROWTH OF NISSAN 180.


NISSAN
Construction at Nissan's new Canton, Mississippi plant; production is scheduled to begin in 2003

The Quest for Better Building

Nissan is making a huge investment in manufacturing as part of NISSAN 180, with capital expenditures rising from 4.7 to 5.5 percent. After completing the streamlining of the NRP, Nissan is providing resources where demand is expected, for production as close to the market as possible. Over the past two years, capital expenditure for manufacturing has continued to be increased. Nissan is creating manufacturing that is ready for the future.

US

As part of a US$1 billion investment in maximizing vehicle production capacity at its Smyrna, Tennessee plant, production of the next-generation Maxima will begin in early 2003. This also involves tripling engine production at Nissan's plant in Decherd, Tennessee, which produces new V6 and V8 engines for the US.

For the eighth straight year, Nissan was named the most efficient manufacturer in North America by the


Xterra


HARBOUR
REPORT


Nissan again named the most efficient auto manufacturer in the *Harbour Report*



Quest Concept

Harbour Report North America 2002. Nissan led all manufacturers with an overall measurement of 17.92 assembly hours per vehicle made. The Frontier and Xterra lines ranked first and second, respectively, in truck assembly productivity, while the Altima line ranked second in car assembly productivity—despite production losses due to the launch of the 2002 Altima.

Another new investment adds an additional $500 million to the original $930 million for Nissan's new plant currently under construction in Canton, Mississippi and scheduled to open in the spring of 2003. The additional investment will add one million square feet of space to the 2.5-million square foot plant, increase annual production capacity from 250,000 to 400,000 vehicles, and add approximately 1,300 new jobs, increasing the workforce from 4,000 to 5,300. The extension of the facility will help to meet strong demand for Nissan products in North America, particularly the record-selling Altima. The Canton plant will begin with the production of the next-generation Quest minivan, following with the Altima and Nissan's entry into the lucrative full-size pickup and SUV market.

Increasing Efficiency

Nissan is increasing its efficiency and its ability to bring products to market more swiftly through the use of common platforms. The new Altima, Murano, and the next-generation Maxima will all be based on the same platform. At the same time, the seven plants in Japan producing 24 different platforms at the beginning of the NRP, have been reduced to four plants producing 15 platforms in 2001.





Modularization

One of the methods Nissan will increasingly use to increase efficiency, productivity and quality while reducing weight and costs is *modularization*. Being built in as a basic function of the new Canton, Mississippi plant and in use in other Nissan plants, modularization sees suppliers providing complete units, such as front end and cockpit modules. These are separately constructed and brought together at the point of assembly. This improves production efficiency, and makes use of common parts and parts integration—which in turn improves new product development efficiency while reducing cost.

RENAULT NISSAN





Production of the Frontier Pickup at Renault-Nissan common plant in Brazil

Alliance

As Nissan moves towards the one million new units to be sold under NISSAN 180, it has access to Renault production facilities worldwide—a huge advantage for the company.

On December 20, 2001, Nissan President and CEO Carlos Ghosn joined his Alliance counterpart Louis Schweitzer, Chairman and CEO of Renault, as they jointly opened the first common Alliance plant, built on Renault's industrial complex in Sao Jose dos Pinhais, Parana, Brazil. Scheduled to produce the Frontier Pickup from 2002 and the Xterra later on, the plant marks Nissan's arrival as a local Brazilian manufacturer. It also is part of Nissan's plans for the Mercosur region, targeting the eventual sales of 150,000 vehicles annually in the region.

Following Brazil, the Alliance will also realize manufacturing in Spain, where a compact van jointly developed by Renault and GM Europe will be produced. Nissan's Mexico plant is already producing the Renault Scénic, Clio and Platina models.

Purchasing

REDUCING PURCHASING COSTS WAS A KEY ELEMENT OF THE NRP—AND THE PLAN CLEARLY DELIVERED. A 20-PERCENT REDUCTION ON PURCHASING COSTS WAS REALIZED BY END-MARCH, 2002; A REDUCTION OF SUPPLIERS, INCREASING GLOBALIZATION WITH FEWER SUPPLIERS AND THE CREATION OF THE RENAULT-NISSAN PURCHASING ORGANIZATION HAVE ALL BOOSTED NISSAN COMPETITIVENESS.



RENAULT NISSAN

The Alliance with Renault provides opportunities for reducing purchasing costs and increasing purchasing power. The Renault-Nissan Purchasing Organization (RNPO), jointly owned by both companies, already accounts for some 30 percent of both companies' worldwide purchasing turnover, a figure which will continue to grow, based on performance, to 70 percent.

Reduced Purchasing Costs

(percent) Purchasing cost reduction (baseline FY1999)


'99
'00
'01
'02
100
-8
-11
-14.5
-20
-20% NRP 2002 Commitment
-20
Actual
Commitment

Enhanced Purchasing Power

Purchasing accounted for 60 percent of all costs at Nissan at the start of the NRP—an area company executives clearly saw in need of change. While purchasing is still the greatest cost source of any area of Nissan operations, by March, 2002 the target of a 20 percent reduction in purchasing costs had been met, ahead of schedule.

The Nissan 3-3-3 concept, which continues in NISSAN 180, was crucial in achieving this performance. It applies engineering solutions to purchasing decisions. By making use of the more than 70,000 suggestions received through the program, costs have been reduced, efficiency has been increased and performance continuously improved, all without reducing quality. And while an approximate 30 percent reduction in costs was planned, 3-3-3 in fact resulted in a 40 percent reduction.

Under Nissan 180, Nissan 3-3-3 will play a greater role, providing more than 50 percent of the 15 percent cost reduction called for over the next three years. Models designed to cost under the NRP, and the one-million unit increase in volume will drive this goal.

Finance

NISSAN'S SALES FINANCING COMPANIES IN JAPAN, THE US AND CANADA SIGNIFICANTLY IMPROVED THEIR ACTIVITIES DURING FISCAL YEAR 2001. THEY ARE ON GOOD TRACK TO ACTIVELY SUPPORT AUTOMOTIVE SALES WITH SIGNIFICANT LEVELS OF PROFITABILITY AND RETURN OF ASSETS.

A Strong Financial Standing

Nissan's sales financing companies in Japan, the US and Canada significantly improved their activities during fiscal year 2001. Revenues increased by 19 percent to ¥367 billion. Assets rose by 37 percent. Activity was boosted by strong car sales in North America, especially during the second half, benefiting from the success of Altima. In Japan, business was strengthened by the new organization, which steadily improved in a stable market environment. Overall, the sales financing companies are on good track to actively support automotive sales with significant levels of profitability and return of assets (RoA). The operating profit was ¥38.1 billion, equal to a 10.4 percent operating margin in fiscal year 2001, and an RoA of 1.3 percent at the end of March, 2002. The aim is to reach the top level of the industry with 1.5 percent of return on asset by the end of NISSAN 180.


RETAIL FINANCING
CREDIT CARDS
AUTOMOTIVE INSURANCE ETC
CAR RENTAL
CAR LEASING
NISSAN OPERATION CENTER

NFS organization chart

Strengthened Japan Organization

In July, 2000, Nissan re-organized its sales financing activities in Japan by merging the three existing companies into Nissan Financial Services (NFS). This integrates all Nissan products and services into one comprehensive approach to meet the needs of customers. With 1,410 employees at the end of March, 2002, NFS provides a wide range of automotive-related services that include credit loans, car leasing, credit cards, car rental, and insurance on an efficient and convenient basis. The company invested in a completely new customer call center that started its operations from May, 2001, creating a powerful and interactive way to communicate and handle customers' inquiries.

With an approximate 18.7 percent penetration level in Japan during the fiscal year 2001, NFS's asset portfolio was led by the traditional retail credit business. However, NFS launched the "Nissan My Lease Plan" in September, 2001, in an effort to attract younger customers to the brand through lower monthly lease payments. This initiative has met with positive feedback.

Increased US Penetration

Nissan Motor Acceptance Corporation (NMAC) experienced an excellent turnaround in its business in the US during fiscal year 2001. From a 46 percent level in fiscal year 2000, the penetration rate on new car sales reached the 52 percent level and has continued to improve. This is the result of the increase of credit penetration from 32.4 percent in fiscal year 2000 to 40 percent in fiscal year 2001, and a slight decrease of leasing assets to 11.7 percent from 12.2 percent. However, this expansion of activities was conducted with stringent risk management, as Nissan remained extremely vigilant about the quality of its asset portfolio. The loss ratio was maintained on average at the one-percent level. After the events of September 11, and as the economic conditions in the US have become more fragile, NMAC has adopted a very conservative approach and increased reserves as a prevention against future delinquencies. Strict measures in terms of credit acceptance have been implemented in order to maintain asset quality at the top level in the automotive industry.

Corporate Citizenship

NISSAN SEES ITSELF AS VERY MUCH PART OF THE GLOBAL COMMUNITY. THAT MEANS NOT SIMPLY PROVIDING SUPERIOR PRODUCTS, BUT PUSHING THE LIMITS IN AREAS SUCH AS SAFETY AND THE ENVIRONMENT—AND ADDING MORE TO THE SOCIETIES IN WHICH NISSAN EMPLOYEES LIVE AND WORK.

Helping Build a Better World

Social Responsibility

As a true member of the global society, Nissan is involved in a number of activities to contribute both in the local communities where it works, and around the world.

The Nissan Mississippi Scholarship Fund, established as Nissan began its major investment in the US state through the construction of its new assembly plant in Canton, Mississippi, is part of a partnership being formed with local communities, with the first four recipients announced in 2002.



The four 2002 recipients of the Nissan Mississippi Scholarship with Nissan North America Senior Vice President Emil Hassan (left) and Mississippi Governor Ronnie Musgrove (right).

The Fund highlights Nissan's interest in education and the enrichment of the lives of young people. Fiscal year 2002 marks the fifth term of the Nissan-NPO Learning Scholarship Program, a chance for Japanese university and


NISSAN
MOTOR COMPANY
修了式・スタートア

Nissan-NPO Learning Scholarship award ceremony

graduate students to work at one of 15 non-profit organizations (NPOs), largely related to the arts, education, international exchange and the environment.

Nissan has also established a chair in automotive innovation at Spain's Polytechnic University of Catalonia (UPC) to promote technological and management innovation in the automotive sector.

In the new German federal states of the former East Germany, Nissan is supporting an initiative to stem the exodus of young talent to the west. The program, which is being run at 157 dealerships, is offering around 200 young people between the ages of 16 and 20 the opportunity to undertake apprenticeship programs in mechanics, sales and administration.

Nissan was also named as one of the Top 50 Companies for Diversity by the online magazine diversityinc.com. The list is the result of research into America's largest corporations and their employment, management, supplier and community practices related to diversity.

Safety

The number of severe injury and fatal accidents involving Nissan vehicles is on a downward trend in Japan, down 10 percent from 1995.

Nissan aims to do better, from a society needs perspective, not only a regulatory one. Nissan's target is to reduce serious and fatal accidents involving Nissan vehicles by half from 1995 levels.

Nissan will continue to pursue ways to increase the safety of the drivers and passengers of its automobiles.

Environment

Nissan's approach to environmental responsibility as a corporate citizen is with the conviction that sound environmental policy is at the core of sound business practice.

Nissan announced the Nissan Green Program 2005, a mid-term environmental action plan for the Japanese market. This encompasses product and technology development, recycling strategy and many other initiatives.

For more details on Nissan's environmental activities, please see the company's Environmental and Social Report, published annually and available at the Nissan Global website, http://www.nissan-global.com.



NISSAN
GREEN PROGRAM

Nissan Executives


NISSAN
NISSAN

From left: Patrick Pélata, Nobuo Okubo, Itaru Koeda, Tadao Takahashi, Norio Matsumura, Thierry Moulonguet, Yoshikazu Hanawa, Carlos Ghosn

BOARD OF DIRECTORS AND AUDITORS

Representative Board Members

Yoshikazu Hanawa
Chairman

Carlos Ghosn
President

Board Members

Itaru Koeda
Norio Matsumura
Thierry Moulonguet
Nobuo Okubo
Patrick Pélata
Tadao Takahashi
Shemaya Lévy

Auditors

Keishi Imamura
Hiroshi Moriyama
Hideo Nakamura
Haruhiko Takenaka

(As of June 20, 2002)

CORPORATE OFFICERS

President
Chief Executive Officer
Carlos Ghosn

Executive Vice Presidents

Itaru Koeda
Purchasing
European Operations

Norio Matsumura
Global Sales & Marketing
Global Aftersales Business
North American Operations
General Overseas Market Operations

Thierry Moulonguet
Chief Financial Officer
Finance & Treasury
Global IS

Nobuo Okubo
Technology and Engineering Development
Nissan Research Center

Patrick Pélata
Planning
Design

Tadao Takahashi
Manufacturing
Industrial Machinery
Marine

Vice Chairman

Takeshi Isayama
External and Government Affairs

Senior Vice Presidents

Eiichi Abe
Eiji Imai
Hidetoshi Imazu
Shigeo Ishida
Hiroyasu Kan
Hajime Kawasaki
Yukio Kitahora
Takashi Kitajima
Jean-Jacques Le Goff
Katsumi Nakamura
Shiro Nakamura
Bernard Rey
Kuniaki Sasaki
Toshiyuki Shiga
Shigeru Takagi
Kazuhiko Toida
Shiro Tomii
Kuniyuki Watanabe
Shuji Yamagata

(As of July 1, 2002)

Corporate Data

(As of March 31, 2002)

Nissan Motor Co., Ltd.
17-1, Ginza 6-chome
Chuo-ku, Tokyo 104-8023
Japan
Phone: +81(0)3-3543-5523

Date of Establishment
December 26, 1933

Paid-in Capital
¥604,556 million

Common Stock
Issued and outstanding:
4,517,045,210 shares

Number of Shareholders
114,032

Major Registered Shareholders

	% of total
Renault	44.4
The State Street Bank and Trust Company	3.3
The Mitsubishi Trust and Banking Corporation (Trust)	2.8
Japan Trustee Services Bank Ltd. (Trust)	2.3
The Dai-ichi Mutual Life Insurance Company	2.1
The Chase Manhattan Bank N.A. London	1.9
The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	1.9
Nippon Life Insurance Company	1.8
Boston Safe Deposit BSDT Treaty Clients Omnibus	1.5
UFJ Trust Bank Limited (Trust A)	1.4

Securities Traded

- Tokyo Stock Exchange
  Osaka Stock Exchange
  Nagoya Stock Exchange
  Fukuoka Stock Exchange
  Sapporo Stock Exchange
  (7201 T)
- NASDAQ: (One American Depositary Receipt represents two shares underlying stock)
  (NSANY)

Transfer Agent and Registrar for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome
Minato-ku, Tokyo 105-8574
Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
270 Park Avenue,
New York, New York
10017-2070, USA

Auditor
Shin Nihon & Co.

Major Offices and Facilities
Corporate Headquarters (Tokyo, Japan)
Nissan North America (Gardena, US)
Nissan Europe
(Amsterdam, The Netherlands /Tráppes, France)

Nissan Technical Center (Atsugi, Japan)
Nissan Technical Center North America
(Farmington Hills, US)
Nissan Technical Centre Europe
(Cranfield, UK)
Nissan Design America
(San Diego, US)
Nissan Design Europe
(Geretsried, Germany)

Major Production Sites

Japan
Oppama Plant
Tochigi Plant
Kyushu Plant
Yokohama Plant
Iwaki Plant

North America
Nissan North America (Smyrna, US)
Nissan Mexicana S.A. de C.V.

Europe
Nissan Motor Manufacturing (UK) Ltd.
Nissan Motor Ibérica S.A. (Spain)

Consolidated Five-Year Summary

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001, 2000, 1999, 1998 and 1997

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars[Note 1] (except per share amounts)
For the years ended	**2001** *Mar. 31, 2002*	2000 *Mar. 31, 2001*	1999 *Mar. 31, 2000*	1998 *Mar. 31, 1999*	1997 *Mar. 31, 1998*	**2001** *Mar. 31, 2002*
Net sales	**¥6,196,241**	¥6,089,620	¥5,977,075	¥6,580,001	¥6,564,637	**$46,588**
Operating income	**489,215**	290,314	82,565	109,722	86,883	**3,678**
Net income (loss)	**372,262**	331,075	(684,363)	(27,714)	(14,007)	**2,799**
Net income (loss) per share[Note 2]	**92.61**	83.53	(179.98)	(11.03)	(5.57)	**0.70**
Cash dividends paid[Note 3]	**27,841**	0	0	17,591	25,130	**209**
Shareholders' equity[Note 4]	**¥1,620,822**	¥ 957,939	¥ 563,830	¥ 943,365	¥1,006,790	**$12,187**
Total assets[Note 4]	**7,215,005**	6,451,243	6,175,658	6,606,331	7,608,091	**54,248**
Long-term debt	**1,604,955**	1,402,547	1,655,610	1,591,596	1,669,642	**12,067**
Depreciation and amortization	**374,827**	360,191	434,553	498,444	508,012	**2,818**
Number of employees	**125,099**	133,833	141,526	131,260	137,201	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥133=$1, the approximate exchange rate on March 31, 2002.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2002: 4,517,045,210.
3. Cash dividends during the full year by subsidiary companies to non-Nissan minority shareholders are not included.
4. Shareholders' equity and Total assets for fiscal years 1997-1999 were restated in accordance with the changes in the regulations relating to the presentation of translation adjustments effective fiscal year 2000.

Sales and Production (units) *For the years ended*	**2001** *Mar. 31, 2002*	2000 *Mar. 31, 2001*	1999 *Mar. 31, 2000*	1998 *Mar. 31, 1999*	1997 *Mar. 31, 1998*
Global vehicle production[Note 1]	**2,474,888**	2,613,948	2,402,264	2,465,796	2,754,598
Japan	**1,272,851**	1,313,527	1,336,918	1,528,461	1,671,510
United States	**363,366**	352,927	348,214	279,392	396,887
Mexico	**329,091**	334,061	216,140	169,339	184,699
Spain	**109,813**	153,807	105,245	96,000	99,885
United Kingdom	**290,046**	332,532	286,865	275,993	277,509
Others	**109,721**	127,094	108,882	116,611	124,108
Global unit sales (wholesale)	**2,460,484**	2,564,160	2,415,433	2,541,736	2,567,878
Japan	**702,657**	725,842	758,603	872,507	981,512
North America[Notes 2 and 3]	**968,030**	985,168	874,160	656,789	678,488
Europe[Note 3]	**453,697**	513,048	500,836	549,547	494,092
Others[Note 2]	**336,100**	340,102	281,834	462,893	413,786

Notes: 1. All the figures for global vehicle production are on an April to March basis.
2. Unit sales in Mexico for 2001, 2000 and 1999 are included in "North America" according to new geographical segmentation applied at April 1999. Those for years before 1999 have still been included in "Others."
3. Sales for Europe and Mexico are on a January to December basis.

Financial Review

THE SUCCESSES OF THE NRP ARE REFLECTED IN NISSAN'S FINANCIAL PERFORMANCE IN 2001—THE BEST IN THE COMPANY'S HISTORY. INCREASED INCOME AND A SHARP REDUCTION OF DEBT SET THE STAGE FOR THE GROWTH ENVISIONED IN NISSAN 180.

FISCAL YEAR 2001 BUSINESS PERFORMANCE

Overall, Nissan sold 2,597,000 vehicles worldwide in fiscal year 2001, down slightly by 1.4% from fiscal year 2000. Looking at our performance on a half-year basis, the second half was stronger than the first half. Sales volume was down 3.6% year on year in the first half, but up 0.8% in the second half. This is thanks to the acceleration of product launches planned under the NRP, such as the new Altima in the US market.

NET SALES

Consolidated net sales came to ¥6.196 trillion, up 1.8% from last year. However, with consistent accounting methods and scope of consolidation, sales would have increased by 5.4%. There were two changes. First, in a further move to bring our accounts in line with internationally accepted standards step by step, Contest and Incentive spending in the United States and Mexico (C&I) have been deducted directly from sales rather than being accounted as expense items. The impact was a drop of 98.9 billion yen or 1.6% in revenues. Second, the spin-off of 18 previously consolidated companies such as Vantec, Tennex, Nissan Transport and dealers also had a negative impact on revenues of ¥113.2 billion or 1.8%.

OPERATING INCOME

Nissan's consolidated operating profit improved by 68% from ¥290.3 billion in fiscal year 2000 to a record ¥489.2 billion in fiscal year 2001. As a percentage of net sales, the operating profit margin came to 7.9%, the highest in the company's history, and significantly higher than the NRP commitment of 4.5% for fiscal year 2002. The second half of the fiscal year was particularly strong, as Nissan consolidated operating margin exceeded 9.0%.

The positive variance of nearly ¥200 billion between last year's operating profit and this year's profit can be explained as follows:

The improvement in purchasing costs during fiscal year 2001 was again the single most important factor contributing to the improvement in profitability. The net accounting impact of this year's 9.0% out of the 20% reduction target came to ¥245 billion.

Total R&D expenditures amounted to ¥262 billion in fiscal year 2001, increasing by ¥28 billion, net of the impact of foreign exchange. This increase in spending is needed to support the renewal and expansion of our product line up as well as the development of new technology.

Product enrichment and the cost of regulations had a negative impact of ¥62 billion. Even though this year's impact is slightly lower than last year's, this is a permanent feature of our industry.

Operating Profit
Fiscal years 1991-2001 (Billions of yen)


'91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01
500
400
300
200
100
0
-100
176 37 (48) (58) 41 197 87 110 83 290 489
2.70% 0.60% (0.80%) (1.00%) 0.70% 3.00% 1.30% 1.70% 1.40% 4.75% 7.90%

Impacts on Operating Profit
Fiscal years 2001 (Billions of yen)


600
500
400
300
200
100
0
Purchasing Cost Reductions +245
Foreign Exchange +147
FY2000 Operating Income 290.3
(28) R&D
(62) Product Enrichment
(71) Volume/ Mix
(11) Sales Cost Increase
(10) Others
(11) Accounting Changes
FY2001 Operating Income 489.2

The drop in volumes and mix globally generated a negative impact of ¥71 billion for the full year. Compared to the negative impact we reported for the first half of 2001, the second half shows a clear improvement, especially in the US.

Selling expenses increased by ¥11 billion, mainly due to an increase in Japan in the second half as we phased out products like the former March. But in the US and Europe, these were largely unchanged.

The accounting changes relating to income recognition in the US and Mexico as described earlier did not impact operating profits. However, the spin-off of 18 companies that were profitable in the aggregate produced a negative impact of ¥11 billion.

Finally, the weakening value of the yen, especially during the second half, produced a positive impact of ¥147 billion on consolidated operating profits for the full year. The average value of the dollar in fiscal year 2001 was 125.1 yen, compared to 110.6 yen in fiscal year 2000, producing an impact of ¥128 billion, while the euro moved from ¥99.6 in fiscal year 2000 to ¥108.8 in fiscal year 2001. The positive impact of the euro and other currencies was ¥19 billion.

Sales by Region
Fiscal years 2000-2001 (Billions of yen)


2,500
2,000
1,500
1,000
500
0
First half fiscal year 2000
Second half fiscal year 2000
First half fiscal year 2001
Second half fiscal year 2001
Japan
US & Canada
Europe
Other Markets

Operating Profit by Region
Fiscal years 2000-2001 (Billions of yen)


200
150
100
50
0
-50
First half fiscal year 2000
Second half fiscal year 2000
First half fiscal year 2001
Second half fiscal year 2001
Japan
US & Canada
Europe
Other Markets

ORDINARY INCOME

Consolidated ordinary profit rose 47% to ¥414.7 billion for the full fiscal year 2001 compared to ¥282.3 billion in fiscal year 2000.

Non-operating items included ¥20.4 billion for Net Financial Costs, as interest-bearing debt declined swiftly and the company benefited from a more streamlined finance operation as well as lower borrowing costs. The company also charged ¥23.9 billion, as it continues to amortize the remainder of its past pension liabilities over 15 years.

Extraordinary items included a net gain of ¥16.9 billion on the disposal of fixed assets; however, this was largely offset by the loss of ¥26.8 billion from sales of marketable securities (including all banking securities to avoid further downside) and the loss of ¥26 billion on devaluation of investments.

NET INCOME

Current income taxes came to ¥87.4 billion; however, the overall impact was positive due to the recognition of ¥102.1 billion in deferred taxes. As a result, Nissan has recognized nearly all of its current deferred taxes. Minority interests in companies that we do not fully own represented a charge of ¥6.6 billion for fiscal year 2001 versus a charge of ¥21.1 billion yen last year.

Therefore, Nissan reported a consolidated net income of ¥372.3 billion or 6.0% net margin in fiscal year 2001, versus ¥331.1 billion in fiscal year 2000. This is the best net result in the company's history.

FINANCIAL POSITION

ASSETS

Total consolidated assets increased by 12% to ¥7.2 trillion in fiscal year 2001 compared to ¥6.4 trillion at the end of fiscal year 2000.

Current Assets increased by 15.7% during fiscal year 2001 to ¥3.5 trillion. This was mainly due to the strong development of sales financing in North America, notably during the second half of the year since Nissan Motor Acceptance Corporation (NMAC) sales improved sharply after the successful introduction of Altima. NMAC effectively increased its penetration rate to 52% at the end of fiscal year 2001, versus 46% at the end of fiscal year 2000, principally in retail credit. Otherwise, trade receivables and inventories overall have been following a decreasing trend, representing both 8.6% of consolidated revenues at the end of fiscal year 2001 compared to 9.4% and 9.2% in fiscal year 2000.

Investments and other assets also increased to ¥818 billion yen from ¥629.6 billion. Beside the disposal of the non-core assets and securities (including the entire portfolio of banking securities), Nissan acquired 13.5% of Renault's capital in March, 2002, through a reserved capital increase. This purchase followed the exercise of warrants held by Renault resulting in a rise of its stake of Nissan equity from 36.8% to 44.4%. In May, Nissan completed its transaction and purchased an additional 1.5% of Renault, reaching 15% of Renault capital. The cross-shareholding is now completed and is not to be changed in the foreseeable future.

SHAREHOLDERS' EQUITY

Total shareholders' equity increased sharply from ¥0.96 trillion in fiscal year 2000 to ¥1.62 trillion, thanks to much-improved profits and the increase in capital corresponding to the exercise of Renault's warrants. As a result, the number of Nissan shares outstanding at the end of fiscal year 2001 increased by 539,000 units for a total of 4.517 billion units.

Consolidated shareholders' equity strengthened during fiscal year 2001, representing 26% of total revenues and 22% of total assets, compared to 16% of total revenues and 15% of total assets in fiscal year 2000.

The company proposed an increase of the dividend by 14%, from seven yen per share to eight yen per share for fiscal year 2001 at the shareholder annual meeting on June 20, 2002. The company has also proposed to restore the payment of an interim dividend at mid year of four yen for the fiscal year 2002. Beyond these actions, management firmly intends to establish a stable and satisfactory dividend policy for its shareholders over the medium term.

DEBT

Net automotive debt decreased sharply, exceeding forecasts and the NRP commitment. Thanks to the continued sale of non-core assets, which totaled ¥192 billion in fiscal year 2001, but increasingly from the generation of profits from operations and improvement in working capital, net automotive debt stood at ¥432 billion at the end of fiscal year 2001, down ¥521 billion from the end of last fiscal year. As a percentage of shareholders' equity, this has significantly improved to 31% compared to 126% at the same period last year. Consequently, the company is now paying less financial expenses and has gained more flexibility in terms of financial policies.

Nissan was upgraded by rating agencies and has returned to investment grade categories.

CASH FLOW

Consolidated cash generated from operating activities more than doubled during fiscal year 2001, to ¥222 billion from ¥73 billion a year before. As mentioned earlier, the higher profits from operations and improved working capital requirements were the main contributors to this sharp improvement. This cash was mainly used to pay back automotive debt and to renew the product range.

Investment for Growth
Fiscal years 1999-2002 (Billions of yen)



350
300
250
200
NRP
Investment for Growth
NISSAN 180
350
13,600
294
290
12,599
12,200
12,088
262
244
232
236
206
'99
'00
'01
'02
Capital expenditure
R&D
Engineering headcount

Consolidated Balance Sheets

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001 and 2000

	Millions of yen		Thousands of U.S. dollars (Note 4)
ASSETS As of	**2001** *Mar. 31, 2002*	2000 *Mar. 31, 2001*	**2001** *Mar. 31, 2002*
Current assets:			
Cash and cash equivalents (Note 9)	**¥ 279,653**	¥ 288,536	**$ 2,102,654**
Short-term investments (Notes 2(e) and 20)	**666**	4,392	**5,008**
Receivables, less allowance for doubtful receivables (Notes 5 and 9)	**2,179,854**	1,724,569	**16,389,879**
Inventories (Note 6)	**534,051**	559,088	**4,015,421**
Other current assets	**523,031**	463,358	**3,932,564**
Total current assets	**3,517,255**	3,039,943	**26,445,526**
Property, plant and equipment, at cost (Notes 7 and 9):	**6,211,552**	6,091,206	**46,703,398**
Less accumulated depreciation (Note 3(c))	**(3,332,394)**	(3,309,486)	**(25,055,593)**
Property, plant and equipment, net	**2,879,158**	2,781,720	**21,647,805**
Investments and other assets (Notes 2(e), 9 and 20):			
Investment securities:			
Unconsolidated subsidiaries and affiliates	**117,969**	138,048	**886,985**
Other	**281,144**	174,848	**2,113,865**
Other assets	**419,479**	316,684	**3,153,977**
Total investments and other assets	**818,592**	629,580	**6,154,827**
Total assets	**¥7,215,005**	¥6,451,243	**$54,248,158**

LIABILITIES AND SHAREHOLDERS' EQUITY As of	Millions of yen 2001 Mar. 31, 2002	2000 Mar. 31, 2001	Thousands of U.S. dollars(Note 4) 2001 Mar. 31, 2002
Current liabilities:			
Short-term borrowings and current portion of long-term debt(Note 9)	**¥1,424,804**	¥1,429,516	**$10,712,812**
Notes and accounts payable(Note 8)	**990,273**	948,597	**7,445,661**
Accrued income taxes(Note 14)	**46,706**	54,884	**351,173**
Other current liabilities	**546,232**	677,809	**4,107,008**
Total current liabilities	**3,008,015**	3,110,806	**22,616,654**
Long-term liabilities:			
Long-term debt(Note 9)	**1,604,955**	1,402,547	**12,067,331**
Accrued retirement benefits(Notes 2(h), 3(a) and 10)	**400,342**	400,713	**3,010,090**
Accrual for losses on business restructuring	**49,591**	74,531	**372,865**
Accrual for warranty costs(Note 3(b))	**160,938**	154,557	**1,210,060**
Other long-term liabilities	**293,053**	270,973	**2,203,406**
Total long-term liabilities	**2,508,879**	2,303,321	**18,863,752**
Minority interests in consolidated subsidiaries	**77,289**	79,177	**581,120**
Shareholders' equity(Notes 11, 15 and 23):			
Common stock, without per value: Authorized–6,000,000,000 shares; Issued –4,517,045,210 shares in 2001 and 3,977,295,210 shares in 2000	**604,556**	496,606	**4,545,534**
Capital surplus	**803,212**	690,262	**6,039,188**
Retained earnings	**430,751**	87,626	**3,238,729**
Unrealized holding gains on securities(Note 2(e))	**4,406**	1,438	**33,128**
Translation adjustments(Note 2(b))	**(221,973)**	(316,481)	**(1,668,970)**
	1,620,952	959,451	**12,187,609**
Less treasury common stock, at cost; 173,987 shares in 2001 and 3,587,173 shares in 2000	**(130)**	(1,512)	**(977)**
Total shareholders' equity	**1,620,822**	957,939	**12,186,632**
Commitments and contingencies(Note 18)			
Total liabilities and shareholders' equity	**¥7,215,005**	¥6,451,243	**$54,248,158**

See notes to consolidated financial statements.



Consolidated Statements of Operations

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars(Note 4)
For the years ended	**2001** *Mar. 31, 2002*	2000 *Mar. 31, 2001*	1999 *Mar. 31, 2000*	**2001** *Mar. 31, 2002*
Net sales	**¥6,196,241**	¥6,089,620	¥5,977,075	**$46,588,278**
Cost of sales(Notes 3(c), 7 and 12)	**4,546,526**	4,633,780	4,568,233	**34,184,406**
Gross profit	**1,649,715**	1,455,840	1,408,842	**12,403,872**
Selling, general and administrative expenses(Notes 3(c), 7 and 12)	**1,160,500**	1,165,526	1,326,277	**8,725,564**
Operating income	**489,215**	290,314	82,565	**3,678,308**
Other income (expenses):				
Interest income	**12,250**	7,692	9,712	**92,105**
Interest expense	**(34,267)**	(42,241)	(73,979)	**(257,647)**
Equity in earnings (losses) of unconsolidated subsidiaries and affiliates	**921**	9,239	(19,033)	**6,925**
Other, net(Note 13)	**(103,903)**	24,694	(711,919)	**(781,225)**
	(124,999)	(616)	(795,219)	**(939,842)**
Income (loss) before income taxes and minority interests	**364,216**	289,698	(712,654)	**2,738,466**
Income taxes(Note 14):				
Current	**87,446**	68,105	40,503	**657,489**
Deferred	**(102,148)**	(130,637)	(30,589)	**(768,030)**
	(14,702)	(62,532)	9,914	**(110,541)**
Minority interests	**(6,656)**	(21,155)	38,205	**(50,045)**
Net income (loss)(Note 19)	**¥ 372,262**	¥ 331,075	¥ (684,363)	**$ 2,798,962**

See notes to consolidated financial statements.



Consolidated Statements of Shareholders' Equity

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 4)
For the years ended	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	2001 Mar. 31, 2002
Common stock:				
Balance at beginning of the year				
(2001–3,977,295,210 shares;				
2000–3,977,293,751 shares;				
1999–2,513,043,751 shares)	**¥ 496,606**	¥ 496,605	¥ 203,755	**$ 3,733,880**
Private placement (Note 11)				
(2001– 539,750,000 shares;	**107,950**	–	292,850	**811,654**
1999–1,464,250,000 shares)				
Conversion of convertible bonds				
(2000– 1,459 shares)	**–**	1	–	**–**
Balance at end of the year				
(2001–4,517,045,210 shares;				
2000–3,977,295,210 shares;				
1999–3,977,293,751 shares)	**¥ 604,556**	¥ 496,606	¥ 496,605	**$ 4,545,534**
Capital surplus:				
Balance at beginning of the year	**¥ 690,262**	¥ 690,262	¥ 397,412	**$ 5,189,940**
Private placement (Note 11)	**112,950**	–	292,850	**849,248**
Conversion of convertible bonds	**–**	0	–	**–**
Balance at end of the year	**¥ 803,212**	¥ 690,262	¥ 690,262	**$ 6,039,188**
Retained earnings (deficit):				
Balance at beginning of the year	**¥ 87,626**	¥ (237,301)	¥ 653,433	**$ 658,842**
Net income (loss)	**372,262**	331,075	(684,363)	**2,798,962**
Cash dividends paid	**(27,841)**	–	–	**(209,323)**
Bonuses to directors and statutory auditors	**(286)**	(131)	(141)	**(2,158)**
Other (Note 15)	**(1,010)**	(6,017)	(206,230)	**(7,594)**
Balance at end of the year	**¥ 430,751**	¥87,626	¥(237,301)	**$ 3,238,729**
Unrealized holding gain on securities (Note 2(e)):				
Balance at beginning of the year	**¥ 1,438**	¥ –	¥ –	**$ 10,812**
Net change during the year	**2,968**	1,438	–	**22,316**
Balance at end of the year	**¥ 4,406**	¥ 1,438	¥ –	**$ 33,128**
Translation adjustments (Note 2(b)):				
Balance at beginning of the year	**¥(316,481)**	¥(365,526)	¥(311,230)	**$(2,379,556)**
Net change during the year	**94,508**	49,045	(54,296)	**710,586**
Balance at end of the year	**¥(221,973)**	¥(316,481)	¥(365,526)	**$(1,668,970)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal years 2001, 2000 and 1999

	Millions of yen			Thousands of U.S. dollars (Note 4)
For the years ended	2001 *Mar. 31, 2002*	2000 *Mar. 31, 2001*	1999 *Mar. 31, 2000*	2001 *Mar. 31, 2002*
Operating activities				
Income (loss) before income taxes and minority interests	¥ 364,216	¥ 289,698	¥ (712,654)	$ 2,738,466
Depreciation and amortization relating to:				
Leased assets	169,213	133,145	175,962	1,272,278
Other assets	205,614	227,046	258,591	1,545,970
Provision for doubtful receivables	39,273	17,320	26,561	295,286
Unrealized loss on securities	6,757	14,152	29,827	50,805
Unrealized loss on leased vehicles	6,069	7,619	26,706	45,632
Interest and dividend income	(13,837)	(11,139)	(13,415)	(104,038)
Interest expense	102,656	108,188	119,176	771,850
Gain on sales of property, plant and equipment	(28,229)	(55,497)	(321)	(212,248)
Loss on disposal of property, plant and equipment	11,285	16,730	29,682	84,850
Loss (gain) on sales of securities	26,823	(65,043)	(42,053)	201,677
Amortization of net retirement benefits obligations at transition	23,925	24,729	–	179,887
Provision for accrued retirement benefits	60,870	62,075	–	457,669
Retirement benefits paid	(81,326)	(67,351)	–	(611,474)
Amortization of prior service cost	–	–	222,981	–
Provision for losses on business restructuring	–	–	164,590	–
Business restructuring costs paid	(9,213)	(28,035)	–	(69,271)
Receivables	7,334	(100,533)	41,536	55,143
Finance receivables	(434,665)	(389,555)	(8,400)	(3,268,158)
Inventories	53,162	16,633	43,146	399,714
Notes and accounts payable	78,255	24,476	(40,814)	588,383
Other	(178,517)	(6,837)	110,303	(1,342,233)
Subtotal	409,665	217,821	431,404	3,080,188
Interest and dividends received	11,483	8,024	11,569	86,338
Interest paid	(104,958)	(109,206)	(121,607)	(789,158)
Income taxes paid	(93,976)	(43,388)	(29,275)	(706,586)
Net cash provided by operating activities	222,214	73,251	292,091	1,670,782
Investing activities				
Decrease in short-term investments	3,411	3,690	57,540	25,647
Purchases of investment securities	(230,397)	(9,294)	(25,682)	(1,732,308)
Proceeds from sales of investment securities	99,666	177,731	57,825	749,368
Long-term loans made	(8,730)	(2,280)	(7,439)	(65,639)
Collection of long-term loans receivable	6,978	9,831	5,269	52,466
Purchases of fixed assets	(293,800)	(205,636)	(244,200)	(2,209,023)
Proceeds from sales of property, plant and equipment	108,935	98,692	85,859	819,060
Purchases of leased vehicles	(396,213)	(362,781)	(362,428)	(2,979,045)
Proceeds from sales of leased vehicles	185,152	192,635	208,635	1,392,120
Proceeds from sales of subsidiaries' stock resulting in changes in the scope of consolidation (Note 16)	13,639	10,331	40,779	102,549
Additional acquisition of shares of consolidated subsidiaries	(2,634)	(2,568)	(10,237)	(19,805)
Proceeds from sales of business (Note 16)	–	40,379	–	–
Other	(10,396)	33,685	13,667	(78,165)
Net cash used in investing activities	(524,389)	(15,585)	(180,412)	(3,942,775)
Financing activities				
Increase (decrease) in short-term borrowings	308,869	(16,403)	(831,150)	2,322,323
Increase in long-term borrowings	631,451	248,298	213,909	4,747,752
Increase in bonds and debentures	246,822	50,000	295,313	1,855,805
Repayment or redemption of long-term debt	(1,092,066)	(555,045)	(563,055)	(8,211,023)
Proceeds from issuance of new shares of common stock	220,899	–	585,700	1,660,895
Proceeds from sales of treasury stock	2,324	25,975	–	17,474
Repayment of lease obligations	(9,543)	(15,919)	(18,460)	(71,752)
Cash dividends paid	(27,841)	–	(340)	(209,331)
Net cash provided by (used in) financing activities	280,915	(263,094)	(318,083)	2,112,143
Effect of exchange rate changes on cash and cash equivalents	10,371	7,155	(30,567)	77,977
Decrease in cash and cash equivalents	(10,889)	(198,273)	(236,971)	(81,873)
Cash and cash equivalents at beginning of the year	288,536	490,708	695,265	2,169,444
Increase due to inclusion in consolidation	2,006	564	33,668	15,083
Decrease due to exclusion from consolidation	–	(4,463)	(1,254)	–
Cash and cash equivalents at end of the year	¥ 279,653	¥ 288,536	¥ 490,708	$ 2,102,654

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Nissan Motor Co., Ltd. and Consolidated Subsidiaries
Fiscal year 2001 (Year ended March 31, 2002)

1. BASIS OF PRESENTATION

Nissan Motor Co., Ltd. (the "Company") and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries maintain their books of account in conformity with those of their countries of domicile.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan, which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan, and have been compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

In accordance with the revised accounting standard for consolidation which became effective the year ended March 31, 2000, the accompanying consolidated financial statements include the accounts of the Company and any significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

Due to this change in the accounting standard for consolidation, the number of consolidated companies increased by 139 in the year ended March 31, 2000. At the same time, the number of companies included in the consolidated financial statements on an equity basis decreased by 23. The major companies formerly accounted for by the equity method which were included in consolidation pursuant to this change in accounting standard are Nissan Shatai Co., Ltd., Aichi Machine Industry Co., Ltd., Nissan Credit Corporation, Nissan Real Estate Development Corporation and Nissan Motor Company South Africa (Proprietary) Limited (former "Automakers (Pty) Limited"). The decrease in the number of consolidated subsidiaries reflects the 9 companies sold (primarily finance companies in Europe) and the 9 companies merged with other subsidiaries. The total effect of these changes in the scope of consolidation was to decrease retained earnings by ¥91,319 million at April 1, 1999.

The financial statements of the Company's subsidiary in Mexico have been prepared based on general price-level accounting. The related revaluation adjustments made to reflect the effect of inflation in Mexico in the accompanying consolidated financial statements have been charged or credited to operations and are directly reflected in retained earnings.

Investments in subsidiaries and affiliates which are not consolidated or accounted for by the equity method are carried at cost or less. Where there has been a permanent decline in the value of such investments, the Company has written down the investments.

Differences, not significant in amount, between the cost and the underlying net equity at fair value of investments in consolidated subsidiaries and in companies which are accounted for by the equity method have been charged or credited to income in the year of acquisition and are included in selling, general and administrative expenses.

(b) Foreign currency translation

The balance sheet accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for the components of shareholders' equity which are translated at their historical exchange rates. Revenue and expense accounts are translated at the average rate of exchange in effect during the year, except for those of the subsidiary in Mexico which are translated at the rate of exchange in effect at the balance sheet date. A revised accounting standard for foreign currency translation became effective April 1, 2000. The effect of the adoption of the revised standard on the consolidated financial statements was immaterial for the year ended March 31, 2001.

(c) Cash equivalents

All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

(d) Inventories

Inventories are stated principally at the lower of cost or market. The cost of finished products, work in process and purchased parts is determined primarily by the average method, and the cost of raw materials and supplies is determined primarily by the last-in, first-out method.

(e) Short-term investments and investment securities

Until the year ended March 31, 2000, marketable securities had been valued principally at the lower of cost or market, cost being determined by the moving average method, and investment securities other than marketable securities had been stated at cost determined by the moving average method.

A new accounting standard for financial instruments, which became effective April 1, 2000, requires that securities other than those of subsidiaries and affiliates be classified into three categories: trading, held-to-maturity or other securities. Under the new standard, trading securities are carried at fair value and held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

As of April 1, 2000, the Company and its consolidated subsidiaries assessed their intent to hold their investments in securities and classified their investments as "held-to-maturity securities" or "other securities" and have accounted for the securities at March 31, 2002 and 2001 in accordance with the new standard referred to above.

The effect of the adoption of this new standard for financial instruments was to increase income before income taxes and minority interests by ¥19,889 million for the year ended March 31, 2001.

(f) Property, plant and equipment and depreciation

Depreciation of property, plant and equipment of the Company and its consolidated subsidiaries is calculated principally by the straight-line method based on the estimated useful lives and the residual value determined by the Company. See Note 3(c). Significant renewals and additions are capitalized at cost. Maintenance and repairs are charged to income.

(g) Leases

Noncancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.

(h) Retirement benefits

Until the year ended March 31, 2000, accrued retirement benefits were stated at the amount which would be required to be paid if all employees covered by the retirement benefit plans voluntarily terminated their employment at the balance sheet date, less the amounts expected to be covered by the pension plans.

Costs with respect to the pension plans are funded at an amount determined actuarially. Prior service cost is being funded over a period of 14 years. The Company and certain consolidated subsidiaries charged such prior service cost to operations when actuarially determined or when payment became liable. See Note 3(a).

In accordance with a new accounting standard for retirement benefits which became effective April 1, 2000, accrued retirement benefits for employees at March 31, 2002 and 2001 have been provided mainly at an amount calculated based on the retirement benefit obligation and the fair value of the pension plan assets as of balance sheet dates, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss, and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated years of service of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method.

Actuarial gain and loss are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods (principally 8 years through 18 years) which are shorter than the average remaining years of service of the employees. Certain foreign consolidated subsidiaries have adopted the corridor approach for the amortization of actuarial gain and loss.

Prior service cost is being amortized as incurred by the straight-line method over periods (principally 9 years through 15 years) which are shorter than the average remaining years of service of the employees.

The effect of the adoption of the new standard for retirement benefits was to decrease income before income taxes and minority interests by ¥35,042 million for the year ended March 31, 2001.

(i) Income taxes

In accordance with a new accounting standard for income taxes which became effective the year ended March 31, 2000, deferred tax assets and liabilities have been recognized in the consolidated financial statements with respect to the differences between financial reporting and the tax bases of the assets and liabilities, and were measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse.

The effect of the adoption of the new standard for income taxes was to increase total assets by ¥14,736 million, total liabilities by ¥63,343 million and deficit by ¥64,330 million at March 31, 2000, and to decrease net loss by ¥34,238 million for the year ended March 31, 2000.

(j) Research and development costs

Research and development costs are charged to income when incurred.

A new accounting standard for research and development costs became effective the year ended March 31, 2000. However, the adoption of this new standard had no effect on the consolidated statement of operations for the year ended March 31, 2000.

(k) Revenue recognition

Revenue is generally recognized on sales of products at the time of shipment.

(l) Accounting for sales incentive

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and gross profit decreased by ¥98,920 million ($743,759 thousand) as compared with the corresponding amounts for the previous year. However, this change had no impact on operating income and income before income taxes and minority interests. See Note 22.

(m) Derivative financial instruments

The Company and certain consolidated subsidiaries have entered into various derivative transactions in order to manage certain risks arising from adverse fluctuations in foreign currency exchange rates, interest rates and stock prices. In accordance with a new accounting standard for financial instruments which became effective April 1, 2000, derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward foreign exchange contracts are translated at the corresponding foreign exchange contract rates.

(n) Appropriation of retained earnings

Under the Commercial Code of Japan, the appropriation of retained earnings with respect to a given financial year is made by resolution of the shareholders at a general meeting held subsequent to the close of such financial year. The accounts for that year do not, therefore, reflect such appropriations. See Note 23.

3. ACCOUNTING CHANGES

(a) Effective April 1, 1999, the Company and certain consolidated subsidiaries changed their method of accounting for prior service cost regarding the tax qualified pension plans (TQP) and the government-sponsored welfare pension fund plans (WPF) from expensing such cost upon payment, to recognizing this as expense when actuarially determined or when payment became liable. This change was made in order to establish a solid financial position, considering the fact that the materiality of the unfunded prior service cost of the TQP increased due to the low rate of return on the pension assets and as the level of funding of the WPF did not reach the minimum level of funding required at March 31, 1999. In addition, certain consolidated subsidiaries changed their method of accounting for retirement allowances to provide an accrual at 100% of the amount which would be required to be paid if all employees voluntarily terminated their employment at the balance sheet date instead of providing an accrual at 40% of such amount in order to conform their accounting policies to that of the parent company. The cumulative effect of these changes amounted to ¥275,876 million at April 1, 1999 and was recorded as a special loss for the year ended March 31, 2000.

The effect of these changes in method of accounting was to increase operating income by ¥14,230 million and loss before income taxes and minority interests by ¥261,646 million, to decrease income tax expense by ¥14,057 million and to increase minority interests by ¥13,930 million and net loss by ¥233,659 million for the year ended March 31, 2000.

(b) Until the year ended March 31, 1999, the Company and its domestic consolidated subsidiaries provided an accrual for warranty costs to cover the cost of services for the following fiscal year in order to fulfill their liability under the terms of their warranty contracts and based on their historical experience. This method of provision was in accordance with the Corporation Tax Law of Japan. Effective April 1, 1999, the Company and its domestic consolidated subsidiaries changed their method of accounting for warranty costs to provide an accrual to cover the cost of all services anticipated to be incurred during the entire warranty period (ranging from 3 to 5 years) in order to achieve a better matching of revenue and expenses and to establish a solid financial position, considering the increasing difference between the requirements of the Corporation Tax Law and the existing conditions as well as from a more long-term and international point of view. The cumulative effect of this change amounted to ¥48,493 million as of April 1, 1999 and was recorded as a special loss for the year ended March 31, 2000.

The effect of this change in method of accounting was to increase operating income by ¥14,446 million and to increase loss before income taxes and minority interests and net loss by ¥34,047 million for the year ended March 31, 2000.

(c) Effective April 1, 2000, the Company changed its method of depreciation of property, plant and equipment to the straight-line method. Until the year ended March 31, 2000, depreciation of property, plant and equipment was calculated by the declining-balance method at the rates prescribed in the Corporate Tax Law of Japan. The Company also changed the useful lives and the residual value of property, plant and equipment to the estimated useful lives and estimated economic residual value determined by the Company.

The effect of these accounting changes was to decrease depreciation expense by ¥29,804 million and to increase operating income by ¥28,672 million and income before income taxes and minority interests by ¥29,052 million for the year ended March 31, 2001.

4. U.S. DOLLAR AMOUNTS

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥133=US$1.00, the approximate rate of exchange in effect on March 31, 2002, has been used. The inclusion of such amounts is not intended to imply that yen amounts have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.



5. RECEIVABLES

Receivables at March 31, 2002 and 2001 consisted of the following:

As of	Millions of yen 2001 Mar. 31, 2002	Millions of yen 2000 Mar. 31, 2001	Thousands of U.S. dollars 2001 Mar. 31, 2002
Notes and accounts receivable	¥ 532,936	¥ 570,896	$ 4,007,038
Finance receivables	1,716,024	1,185,568	12,902,436
Less allowance for doubtful receivables	(69,106)	(31,895)	(519,594)
	¥2,179,854	¥1,724,569	$16,389,880

Finance receivables principally represent receivables from customers on loans made by financing subsidiaries in connection with sales of automobiles.

6. INVENTORIES

Inventories at March 31, 2002 and 2001 were as follows:

As of	Millions of yen 2001 Mar. 31, 2002	Millions of yen 2000 Mar. 31, 2001	Thousands of U.S. dollars 2001 Mar. 31, 2002
Finished products	¥381,671	¥416,222	$2,869,707
Work in process and other	152,380	142,866	1,145,714
	¥534,051	¥559,088	$4,015,421

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at March 31, 2002 and 2001 is summarized as follows:

As of	Millions of yen 2001 Mar. 31, 2002	Millions of yen 2000 Mar. 31, 2001	Thousands of U.S. dollars 2001 Mar. 31, 2002
Land	¥ 768,800	¥ 798,767	$ 5,780,451
Buildings and structures	1,288,439	1,328,949	9,687,511
Machinery and equipment	3,997,661	3,893,514	30,057,601
Construction in progress	156,652	69,976	1,177,835
	¥6,211,552	¥6,091,206	$46,703,398

Depreciation of property, plant and equipment for each of the three years in the period ended March 31, 2002 was as follows:

For the years ended	Millions of yen 2001 Mar. 31, 2002	Millions of yen 2000 Mar. 31, 2001	Millions of yen 1999 Mar. 31, 2000	Thousands of U.S. dollars 2001 Mar. 31, 2002
	¥362,601	¥334,168	¥433,667	$2,726,323

8. NOTES AND ACCOUNTS PAYABLE

Notes and accounts payable at March 31, 2002 and 2001 consisted of the following:

As of	Millions of yen 2001 Mar. 31, 2002	Millions of yen 2000 Mar. 31, 2001	Thousands of U.S. dollars 2001 Mar. 31, 2002
Notes and accounts payable	¥611,311	¥600,936	$4,596,323
Accrued expenses and other	378,962	347,661	2,849,338
	¥990,273	¥948,597	$7,445,661

9. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

At March 31, 2002 and 2001, short-term borrowings and the current portion of long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2001 Mar. 31, 2002	2000 Mar. 31, 2001	2001 Mar. 31, 2002
Loans, principally from banks	¥ 610,872	¥ 463,284	$ 4,593,023
Import bills payable	2,390	10,868	17,970
Commercial paper	62,038	229,447	466,451
Current portion of long-term debt	749,504	725,917	5,635,368
	¥1,424,804	¥1,429,516	$10,712,812

The annual interest rates applicable to short-term borrowings outstanding at March 31, 2002 and 2001 ranged principally from 0.2% to 11.7% and from 0.1% to 12.0%, respectively.

At March 31, 2002 and 2001, long-term debt consisted of the following:

	Millions of yen		Thousands of U.S. dollars
As of	2001 Mar. 31, 2002	2000 Mar. 31, 2001	2001 Mar. 31, 2002
Debt with collateral:			
Loans from banks and other financial institutions due through 2008 at rates ranging from 0.5% to 8.0%	¥ 926,113	¥ 641,157	$ 6,963,255
Debt without collateral:			
Loans from banks and other financial institutions due through 2011 at rates ranging from 0.1% to 10.2%	520,496	537,889	3,913,504
Bonds in yen due through 2007 at rates ranging from 1.0% to 3.6%	626,100	556,700	4,707,519
Notes in Australian dollars due through 2001 at 6.9%	-	2,123	-
Medium-term notes in U.S. dollars due through 2002 at 7.3%	4,130	10,032	31,053
Euro medium-term notes in yen, U.S. dollars and Deutsche mark due through 2008 at rates ranging from 1.8% to 9.6%	102,254	162,097	768,827
1.6% convertible bonds in yen due 2003	2,566	2,566	19,293
Floating rate bonds with warrants in yen due 2004	172,800	215,900	1,299,248
	2,354,459	2,128,464	17,702,699
Less current portion	749,504	725,917	5,635,368
	¥1,604,955	¥1,402,547	$12,067,331

The 1.6% convertible bonds due 2003, unless previously redeemed, are convertible at any time up to and including March 28, 2003 into shares of common stock of the Company at the conversion price of ¥685.30 per share as of March 31, 2002.

See Note 11 with respect to information on the warrants issued with the floating rate bonds due 2004.

At March 31, 2002, if all outstanding convertible bonds had been converted at the then current conversion price and all warrants had been exercised at the then current exercise price, 168,079 thousand new shares would have been issuable.

The conversion price of the convertible bonds and the exercise price of the warrants are subject to adjustment in certain cases which include stock splits. A sufficient number of shares of common stock is reserved for the conversion of all outstanding convertible bonds and the exercise of all warrants.

The maturities of long-term debt are summarized as follows:

Year ending Mar. 31,	*Millions of yen*	*Thousands of U.S. dollars*
2003	¥ 749,504	$ 5,635,368
2004	375,407	2,822,609
2005	668,562	5,026,782
2006 and thereafter	560,986	4,217,940
	¥2,354,459	$17,702,699

The assets pledged as collateral for short-term borrowings of ¥450,550 million ($3,387,594 thousand) and long-term debt of ¥926,113 million ($6,963,256 thousand) at March 31, 2002 were as follows:

	Millions of yen	*Thousands of U.S. dollars*
Cash	¥ 12	$ 90
Receivables	1,005,255	7,558,308
Property, plant and equipment, at net book value	557,835	4,194,248
	¥1,563,102	$11,752,646

In addition to the above, at March 31, 2002, finance receivables relating to certain leased assets totaling ¥583 million ($4,383 thousand), which have not been reflected in the accompanying consolidated balance sheet, were pledged as collateral for short-term debt of ¥500 million ($3,759 thousand). At March 31, 2002, property, plant and equipment of ¥2,692 million ($20,241 thousand) and investments in consolidated subsidiaries of ¥44,366 million ($333,579 thousand) were pledged as collateral for the indebtedness of ¥19,088 million ($143,519 thousand), in the aggregate, of certain unconsolidated subsidiaries and affiliates. This debt of ¥19,088 million ($143,519 thousand) has not been reflected in the accompanying consolidated balance sheet.

10. RETIREMENT BENEFIT PLANS

The Company and its domestic consolidated subsidiaries have defined benefit plans, i.e., welfare pension fund plans, tax-qualified pension plans and lump-sum payment plans, covering substantially all employees who are entitled to lump-sum or annuity payments, the amounts of which are determined by reference to their basic rates of pay, length of service, and the conditions under which termination occurs. Certain foreign consolidated subsidiaries have defined benefit and contribution plans.

The following table sets forth the funded and accrued status of the plans, and the amounts recognized in the consolidated balance sheets as of March 31, 2002 and 2001 for the Company's and the consolidated subsidiaries' defined benefit plans:

	Millions of yen		*Thousands of U.S. dollars*
As of	**2001** Mar. 31, 2002	2000 Mar. 31, 2001	**2001** Mar. 31, 2002
Retirement benefit obligation	**¥(1,428,222)**	¥(1,462,142)	**$(10,738,511)**
Plan assets at fair value	**674,642**	717,359	**5,072,496**
Unfunded retirement benefit obligation	**(753,580)**	(744,783)	**(5,666,015)**
Unrecognized net retirement benefit obligation at transition	**317,098**	350,121	**2,384,195**
Unrecognized actuarial gain or loss	**132,217**	66,431	**994,113**
Unrecognized prior service cost	**(96,056)**	(72,381)	**(722,226)**
Net retirement benefit obligation	**(400,321)**	(400,612)	**(3,009,933)**
Prepaid pension cost	**21**	101	**158**
Accrued retirement benefits	**¥ (400,342)**	¥ (400,713)	**$ (3,010,091)**

The government-sponsored portion of the benefits under the welfare pension fund plans has been included in the amounts shown in the above table. In the year ended March 31, 2001, the Company and certain consolidated subsidiaries made amendments to their welfare pension fund plans with respect to the age of eligibility for annuity payments for the government-sponsored portion of the benefits in accordance with the amendments to the Welfare Pension Insurance Law of Japan in March 2000, and also made amendments to their lump-sum payment plans and tax-qualified pension plans. In addition, effective April 1, 2001, the Company discontinued to provide certain benefits under the welfare pension fund plan for the future services. As a result, prior service cost (a reduction of liability) was incurred in the years ended March 31, 2002 and 2001.

The components of retirement benefit expenses for the years ended March 31, 2002 and 2001 are outlined as follows:

	Millions of yen		Thousands of U.S. dollars
For the years ended	**2001** Mar. 31, 2002	2000 Mar. 31, 2001	**2001** Mar. 31, 2002
Service cost	**¥50,147**	¥57,881	**$377,045**
Interest cost	**43,086**	45,390	**323,955**
Expected return on plan assets	**(27,791)**	(31,092)	**(208,955)**
Amortization of net retirement benefit obligation at transition	**24,369**	25,232	**183,226**
Amortization of actuarial gain or loss	**13,378**	(239)	**100,586**
Amortization of prior service cost	**(7,408)**	(10,848)	**(55,699)**
Other	**(190)**	480	**(1,429)**
Total	**¥95,591**	¥86,804	**$718,729**

The assumptions used in accounting for the above plans were as follows:

	For the years ended	**2001** Mar. 31, 2002	2000 Mar. 31, 2001
Discount rates	Domestic companies	3.0%	3.0%
	Foreign companies	5.5% - 7.5%	4.9% - 7.5%
Expected return on assets	Domestic companies	Mainly 4.0%	Mainly 4.0%
	Foreign companies	7.0% - 9.0%	7.5% - 9.0%

11. SHAREHOLDERS' EQUITY

In accordance with the Commercial Code of Japan (the "Code"), the Company has provided a legal reserve, which was included in retained earnings. The Code provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the total of such reserve and the additional paid-in capital account equals 25% of the common stock account. The legal reserve amounted to ¥53,839 million ($402,549 thousand) and ¥50,938 million as of March 31, 2002 and 2001.

The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock by resolution of the Board of Directors. On October 1, 2001, an amendment (the "Amendment") to the Code became effective. The Amendment provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. In addition, the Amendment eliminates the stated par value of the Company's outstanding shares, which resulted in all outstanding shares having no par value as of October 1, 2001. The Amendment also provides that all share issuances after September 30, 2001 will be of shares with no par value. Prior to the date on which the Amendment came into effect, the Company's shares had a par value of ¥50.

On May 28, 1999, the Company issued 1,464,250 thousand new shares of common stock at ¥400 per share to Renault, a French corporation, for a total of ¥585,700 million.

On the same date, the Company issued to Renault floating rate bonds due 2004 with warrants which amounted to ¥215,900 million. The warrants, which may not be transferred to a third party, entitled Renault to subscribe for shares of common stock of the Company at an exercise price of ¥400 per share.

In March 2002, Renault exercised all the warrants and the Company issued 539,750 thousand new shares of common stock to Renault for ¥220,900 million ($1,660,902 thousand). As a result, Renault's equity interest in the Company increased to 44.37% as of March 31, 2002. In March 2002, the Company indirectly acquired shares of common stock of Renault representing a 13.5% interest in Renault for ¥217,451 million ($1,634,970 thousand).

12. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in selling, general and administrative expenses and manufacturing costs for the years ended March 31, 2002, 2001 and 2000 amounted to ¥262,121 million ($1,970,835 thousand), ¥231,672 million and ¥238,622 million, respectively.

13. OTHER INCOME (EXPENSES)

The components of "Other, net" in "Other income (expenses)" for each of the three years in the period ended March 31, 2002 were as follows:

	Millions of yen			Thousands of U.S. dollars
For the years ended	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	2001 Mar. 31, 2002
Dividend income	¥ 1,587	¥ 3,447	¥ 3,703	$ 11,932
Net realized gain on sales of securities	-	38,599	14,338	-
Unrealized loss on securities	(6,757)	(14,152)	(29,827)	(50,804)
Gain on sales of property, plant and equipment	28,229	55,497	321	212,248
Loss on disposal of property, plant and equipment	(11,285)	(16,730)	(26,256)	(84,849)
(Loss) gain on sales of investment securities	(26,823)	26,444	27,715	(201,677)
Foreign exchange loss	(1,895)	(2,797)	(8,611)	(14,248)
Amortization of net retirement benefit obligation at transition	(23,925)	(24,729)	-	(179,887)
Amortization of prior service cost(Note 3(a))	-	-	(275,876)	-
Provision for losses on business restructuring	-	-	(232,692)	-
Provision for warranty costs(Note 3(b))	-	-	(48,493)	-
Other	(63,034)	(40,885)	(136,241)	(473,940)
	¥(103,903)	¥ 24,694	¥(711,919)	$(781,225)

14. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax, inhabitants' taxes and enterprise tax, which, in the aggregate, resulted in a statutory rate of approximately 42% for 2001, 2000 and 1999. Income taxes of the foreign consolidated subsidiaries are based generally on the tax rates applicable in their countries of incorporation.

The effective tax rates reflected in the consolidated statements of operations for the years ended March 31, 2002, 2001 and 2000 differ from the statutory tax rate for the following reasons:

For the years ended	2001 Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000
Statutory tax rate	41.9%	41.9%	(41.9)%
Effect of:			
(Decrease) increase in valuation allowance	(42.9)	(60.9)	40.5
Different tax rates applied to foreign subsidiaries	(4.3)	(2.9)	0.5
Other	1.3	0.3	2.3
Effective tax rate	(4.0)%	(21.6)%	1.4%

The significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
As of	2001 Mar. 31, 2002	2000 Mar. 31, 2001	2001 Mar. 31, 2002
Deferred tax assets:			
Net operating loss carryforwards	¥165,554	¥229,993	$1,244,767
Accrued retirement benefits	147,614	140,747	1,109,880
Accrual for losses on business restructuring	26,659	35,541	200,444
Other	320,260	230,721	2,407,970
Total gross deferred tax assets	660,087	637,002	4,963,061
Valuation allowance	(169,634)	(280,347)	(1,275,444)
Total deferred tax assets	490,453	356,655	3,687,617
Deferred tax liabilities:			
Reserves under Special Taxation Measures Law, etc.	(197,806)	(50,875)	(1,487,263)
Difference between the cost of investments and their underlying net equity at fair value	(70,553)	(82,269)	(530,474)
Unrealized holding gain on securities	(2,146)	(4,455)	(16,135)
Other	(17,249)	(116,671)	(129,692)
Total deferred tax liabilities	(287,754)	(254,270)	(2,163,564)
Net deferred tax assets	¥202,699	¥ 102,385	$1,524,053

15. RETAINED EARNINGS (DEFICIT)

Other changes in retained earnings (deficit) for each of the three years in the period ended March 31, 2002 were as follows:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2001** *Mar. 31, 2002*	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2001** *Mar. 31, 2002*
Adjustments for revaluation of the accounts of the consolidated subsidiary in Mexico based on general price-level accounting (Note 2(a))	**¥ 1,455**	¥ 4,346	¥ (13,432)	**$ 10,940**
Cumulative effect of adoption of tax-effect accounting	**–**	–	(98,568)	**–**
Adjustments to retained earnings at beginning of the year for inclusion in or exclusion from consolidation or the equity method of accounting for subsidiaries and affiliates, and certain other adjustments	**(2,465)**	(10,363)	(94,230)	**(18,534)**
	¥(1,010)	¥ (6,017)	¥(206,230)	**$ (7,594)**

16. SUPPLEMENTARY CASH FLOW INFORMATION

a) Summary of assets and liabilities of companies excluded from consolidation following the sale of their stock

The following is a summary of the transferred assets and liabilities, the relevant selling prices and the net cash inflows from sales of stock of Nissan Altia Co., Ltd., and eight other companies in the year ended March 31, 2002, from sales of stock of Satio Yamagata Co., Ltd., and thirteen other companies in the year ended March 31, 2001 and from sales of stock of Sendai Nissan Motor Co., Ltd., Ehime Nissan Co., Ltd., and five European sales finance companies (in Germany, the United Kingdom, Spain, Italy, and the Netherlands) in the year ended March 31, 2000:

	Millions of yen			*Thousands of U.S. dollars*
For the years ended	**2001** *Mar. 31, 2002*	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2001** *Mar. 31, 2002*
Current assets	**¥ 46,516**	¥ 41,441	¥278,797	**$ 349,744**
Fixed assets	**51,729**	40,385	49,181	**388,940**
Gains on sales of investment securities	**2,048**	4,254	9,459	**15,398**
Current liabilities	**(53,027)**	(46,563)	(195,676)	**(398,699)**
Long-term liabilities	**(24,526)**	(12,596)	(99,799)	**(184,406)**
Minority interests in consolidated subsidiaries	**(6,612)**	(3,360)	0	**(49,714)**
Proceeds from sales of stock	**16,128**	23,561	41,962	**121,263**
Cash and cash equivalents held by subsidiaries	**(2,489)**	(13,230)	(1,183)	**(18,714)**
Net proceeds	**¥ 13,639**	¥ 10,331	¥ 40,779	**$ 102,549**

b) Summary of assets and liabilities excluded following the sales of business

Fiscal year 2000 *(For the year ended Mar. 31, 2001)*	*Millions of yen*
Current assets	¥26,325
Fixed assets	33,700
Gains on sales of tangible fixed assets	6,856
Current liabilities	(12,346)
Long-term liabilities	(3,625)
Accrual for losses on business restructuring	(10,522)
Proceeds from sales of stock	40,388
Cash and cash equivalents	(9)
Net proceeds	¥40,379

17. LEASE TRANSACTIONS

a) Lessees' accounting

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets as of March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets if finance lease accounting had been applied to the finance leases currently accounted for as operating leases:

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 64,835	¥ 22,940	¥41,895	$ 487,481	$172,481	$315,000
Other	132,844	77,903	54,941	998,827	585,737	413,090
Total	¥197,679	¥100,843	¥96,836	$1,486,308	$758,218	$728,090

Fiscal year 2000 *(As of Mar. 31, 2001)*	*Millions of yen*		
	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥ 49,533	¥15,191	¥ 34,342
Other	150,443	79,713	70,730
Total	¥199,976	¥94,904	¥105,072

Lease payments relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥47,317 million ($355,767 thousand), ¥52,053 million and ¥57,882 million for the years ended March 31, 2002, 2001 and 2000, respectively. Depreciation of the leased assets computed by the straight-line method over the respective lease terms and the interest portion included in lease payments amounted to ¥44,282 million ($332,947 thousand) and ¥3,207 million ($24,113 thousand), respectively, for the year ended March 31, 2002, ¥49,136 million and ¥3,160 million, respectively, for the year ended March 31, 2001, and ¥53,532 million and ¥3,756 million, respectively, for the year ended March 31, 2000.

Future minimum lease payments subsequent to March 31, 2002 on noncancelable operating leases and finance leases accounted for as operating leases are summarized as follows:

Year ending Mar. 31,	*Millions of yen*		*Thousands of U. S. dollars*	
	Finance leases	Operating leases	Finance leases	Operating leases
2003	¥37,437	¥ 4,335	$281,481	$ 32,594
2004 and thereafter	61,152	20,859	459,789	156,835
Total	¥98,589	¥25,194	$741,270	$189,429

b) Lessors' accounting

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the leased assets relating to finance leases accounted for as operating leases at March 31, 2002 and 2001:

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Acquisition costs	Accumulated depreciation	Net book value	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥91,035	¥43,055	¥47,980	$684,474	$323,722	$360,752
Other	5,018	3,163	1,855	37,729	23,782	13,947
Total	¥96,053	¥46,218	¥49,835	$722,203	$347,504	$374,699

Fiscal year 2000 *(As of Mar. 31, 2001)*	*Millions of yen*		
	Acquisition costs	Accumulated depreciation	Net book value
Machinery and equipment	¥103,398	¥49,204	¥54,194
Other	5,073	2,958	2,115
Total	¥108,471	¥52,162	¥56,309

Lease income relating to finance leases accounted for as operating leases in the accompanying consolidated financial statements amounted to ¥21,850 million ($164,286 thousand), ¥37,591 million and ¥38,332 million for the years ended March 31, 2002, 2001, and 2000, respectively. Depreciation of the assets leased under finance leases accounted for as operating leases and the interest portion included in lease income amounted to ¥18,946 million ($142,451 thousand) and ¥3,452 million ($25,955 thousand), respectively, for the year ended March 31, 2002, ¥23,751 million and ¥2,125 million, respectively, for the year ended March 31, 2001, and ¥22,397 million and ¥1,962 million, respectively, for the year ended March 31, 2000.

Future minimum lease income subsequent to March 31, 2002 for noncancelable operating leases and finance leases accounted for as operating leases is summarized as follows:

	Millions of yen		*Thousands of U. S. dollars*	
Year ending Mar. 31,	Finance leases	Operating leases	Finance leases	Operating leases
2003	¥18,537	¥149,501	$139,376	$1,124,068
2004 and thereafter	33,385	154,890	251,015	1,164,586
Total	¥51,922	¥304,391	$390,391	$2,288,654

18. COMMITMENTS AND CONTINGENCIES

At March 31, 2002, the Company and its consolidated subsidiaries had the following contingent liabilities:

	Millions of yen	*Thousands of U. S. dollars*
As endorser of notes receivable discounted with banks	¥ 1,047	$ 7,872
As guarantor of employees' housing loans from banks and others	234,970	1,766,692
	¥236,017	$1,774,564

In addition to the above, at March 31, 2002, the Company was committed to provide guarantees of indebtedness of unconsolidated subsidiaries and affiliates in the aggregate amount of ¥3,849 million ($28,940 thousand) at the request of the lending banks. In addition, the Company provided letters of awareness to financial institutions regarding the indebtedness of an affiliate which amounted to ¥795 million ($5,977 thousand). The Company also provided letters of awareness to financial institutions to whom outstanding trade receivables of ¥58,742 million ($441,669 thousand) had been sold. The outstanding balance of installment receivables sold with recourse amounted to ¥264 million ($1,985 thousand) at March 31, 2002.

Certain consolidated subsidiaries have entered into overdraft and loan commitment agreements amounting to ¥15,749 million ($118,414 thousand) with their customers and others. The loans receivable outstanding and the unused balances under these credit facilities as of March 31, 2002 amounted to ¥2,615 million ($19,662 thousand) and ¥13,134 million ($98,752 thousand), respectively. Since many of these facilities expire without being utilized and the related borrowings are sometimes subject to a review of the borrowers' credibility, any unused amount will not necessarily be utilized at the full amount.



19. AMOUNTS PER SHARE

The computation of basic net income (loss) per share is based on the weighted average number of shares of common stock outstanding during each year. Diluted net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each year after giving effect to the dilutive potential of the shares of common stock to be issued upon the conversion of convertible bonds and the exercise of warrants.

Cash dividends per share represent the cash dividends proposed by the Board of Directors as applicable to the respective years.

Amounts per share of net assets are computed based on the number of shares of common stock outstanding at each balance sheet date.

	Yen			U.S. dollars
For the years ended	**2001** Mar. 31, 2002	2000 Mar. 31, 2001	1999 Mar. 31, 2000	**2001** Mar. 31, 2002
Net income (loss):				
Basic	**¥92.61**	¥83.53	¥(179.98)	**$0.696**
Diluted	**92.13**	79.45	(179.98)	**0.693**
Cash dividends applicable to the year	**8.00**	7.00	–	**0.060**

(Cash dividends per share for those issued during the year ended March 31, 2002 are ¥4.00.)

	Yen		U.S. dollars
As of	**2001** Mar. 31, 2002	2000 Mar. 31, 2001	**2001** Mar. 31, 2002
Net assets	**¥358.84**	¥241.07	**$2.698**

20. SECURITIES

a) Information regarding marketable securities classified as held-to-maturity debt securities and other securities as of March 31, 2002 and 2001 is as follows:

Marketable held-to-maturity debt securities

	Millions of yen			Thousands of U.S. dollars		
Fiscal year 2001 *(As of Mar. 31, 2002)*	Carrying value	Estimated fair value	Unrealized gain (loss)	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:						
Government bonds	¥ 67	¥ 70	¥ 3	$ 504	$ 526	$ 22
Corporate bonds	348	363	15	2,616	2,729	113
Subtotal	¥ 415	¥ 433	¥ 18	$ 3,120	$ 3,255	$ 135
Securities whose carrying value exceeds their fair value:						
Corporate bonds	¥1,400	¥1,263	¥(137)	$10,526	$ 9,496	$(1,030)
Subtotal	¥1,400	¥1,263	¥(137)	$10,526	$ 9,496	$(1,030)
Total	¥1,815	¥1,696	¥(119)	$13,646	$12,751	$ (895)

	Millions of yen		
Fiscal year 2000 *(As of Mar. 31, 2001)*	Carrying value	Estimated fair value	Unrealized gain (loss)
Securities whose fair value exceeds their carrying value:			
Government bonds	¥ 62	¥ 64	¥ 2
Corporate bonds	361	366	5
Others	97	97	0
Subtotal	¥ 520	¥ 527	¥ 7
Securities whose carrying value exceeds their fair value:			
Corporate bonds	¥1,803	¥1,761	¥(42)
Subtotal	¥1,803	¥1,761	¥(42)
Total	¥2,323	¥2,288	¥(35)

Marketable other securities

Fiscal year 2001 *(As of Mar. 31, 2002)*	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying value	Unrealized gain (loss)	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:						
Stock	¥ 1,040	¥ 5,886	¥ 4,846	$ 7,819	$ 44,255	$ 36,436
Debt securities	27	30	3	203	226	23
Subtotal	¥ 1,067	¥ 5,916	¥ 4,849	$ 8,022	$ 44,481	$ 36,459
Securities whose acquisition cost exceeds their carrying value:						
Stock	¥222,146	¥221,588	¥ (558)	$1,670,271	$1,666,075	$ (4,196)
Debt securities	2,000	1,916	(84)	15,037	14,406	(631)
Others	200	200	0	1,504	1,504	0
Subtotal	¥224,346	¥223,704	¥ (642)	$1,686,812	$1,681,985	$ (4,827)
Total	¥225,413	¥229,620	¥ 4,207	$1,694,834	$1,726,466	$31,632

Fiscal year 2000 *(As of Mar. 31, 2001)*	Millions of yen		
	Acquisition cost	Carrying value	Unrealized gain (loss)
Securities whose carrying value exceeds their acquisition cost:			
Stock	¥ 17,536	¥ 33,438	¥ 15,902
Debt securities	32	35	3
Subtotal	¥ 17,568	¥ 33,473	¥ 15,905
Securities whose acquisition cost exceeds their carrying value:			
Stock	¥ 91,441	¥ 78,446	¥(12,995)
Debt securities	3,046	2,977	(69)
Subtotal	¥ 94,487	¥ 81,423	¥(13,064)
Total	¥112,055	¥114,896	¥ 2,841

b) Sales of securities classified as other securities amounted to ¥72,388 million ($544,271 thousand) with an aggregate gain of ¥12,818 million ($96,376 thousand) and an aggregate loss of ¥(43,720) million ($(328,722) thousand) for the year ended March 31, 2002. For the year ended March 31, 2001, sales of securities classified as other securities amounted to ¥145,621 million with an aggregate gain of ¥43,888 million.

c) The redemption schedule for securities with maturity dates classified as other securities and held-to-maturity debt securities as of March 31, 2002 is summarized as follows:

Fiscal year 2001 *(As of Mar. 31, 2002)*	Millions of yen			Thousands of U.S. dollars		
	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due in one year or less	Due after one year through five years	Due after five years through ten years
Government bonds	¥ 0	¥ 87	¥ 0	$ 0	$ 654	$ 0
Corporate bonds	1,110	6,581	67	8,346	49,481	504
Other debt securities	43	18	0	323	135	0
Total	¥1,153	¥6,686	¥ 67	$8,669	$50,270	$ 504

21. DERIVATIVE TRANSACTIONS

Summarized below are the notional amounts and the estimated fair value of the derivative instruments outstanding at March 31, 2002 and 2001:

1) Currency-related transactions

	Millions of yen			*Thousands of U.S. dollars*		
Fiscal year 2001 *(As of Mar. 31, 2002)*	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair fvalue	Unrealized gain (loss)
Forward foreign exchange contracts:						
Sell:						
US$	¥ 1,919	¥ 1,904	¥ 15	$ 14,429	$ 14,316	$ 113
AU$	705	706	(1)	5,301	5,308	(7)
Others	438	520	(82)	3,293	3,910	(617)
Buy:						
£ Stg.	15,064	14,786	(278)	113,263	111,173	(2,090)
US$	22,744	22,525	(219)	171,008	169,361	(1,647)
Euro	33,280	33,691	411	250,226	253,316	3,090
Others	1,301	1,223	(78)	9,782	9,196	(586)
Currency swaps:						
US$	¥ 4,927	¥ (45)	¥ (45)	$ 37,045	$ (338)	$ (338)
£ Stg.	4,755	677	677	35,752	5,090	5,090
CAN$	2,284	(114)	(114)	17,173	(857)	(857)
Euro	912	148	148	6,857	1,113	1,113
Total	–	–	¥434	–	–	$ 3,263

	Millions of yen		
Fiscal year 2000 *(As of Mar. 31, 2001)*	Notional amount	Fair value	Unrealized gain (loss)
Options:			
Call options, sold:			
YEN	¥ 367		
(Premium)	(12)	¥ (38)	¥ (26)
Forward foreign exchange contracts:			
Sell:			
£ stg.	¥ 16,044	¥15,813	¥ 231
US$	9,418	10,036	(618)
Others	1,576	1,557	19
Buy:			
£ stg.	31,639	30,669	(970)
US$	23,640	23,602	(38)
Others	11,801	11,279	(522)
Currency swaps:			
US$	¥236,755	¥(15,857)	¥(15,857)
EURO	99,877	813	813
Others	19,128	1,667	1,667
Total	–	–	¥(15,301)

Note: The notional amounts of the forward foreign exchange contracts and currency swaps presented above exclude those entered into to hedge receivables and payables denominated in foreign currencies which have been translated and are reflected at their corresponding contracted rates in the accompanying consolidated balance sheets.

2) Interest-related transactions

Fiscal year 2001 *(As of Mar. 31, 2002)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Notional amount	Fair value	Unrealized gain (loss)	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:						
Receive/floating and pay/fixed	¥260,996	¥(5,327)	¥(5,327)	$1,962,376	$(40,053)	$(40,053)
Receive/fixed and pay/floating	244,650	8,347	8,347	1,839,474	62,760	62,760
Receive/floating and pay/floating	2,500	(48)	(48)	18,797	(361)	(361)
Options:						
Caps sold	¥448,872			$3,374,977		
(Premium)	–	(5,092)	(5,092)	–	(38,286)	(38,286)
Caps purchased	¥448,872			$3,374,977		
(Premium)	–	5,092	5,092	–	38,286	38,286
Total	–	–	¥ 2,972	–	–	$ 22,346

Fiscal year 2000 *(As of Mar. 31, 2001)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	¥256,495	¥(4,424)	¥(4,424)
Receive/fixed and pay/floating	200,769	9,502	9,502
Receive/floating and pay/floating	6,727	0	0
Options:			
Caps sold	¥224,969		
(Premium)	–	(538)	(538)
Caps purchased	224,969		
(Premium)	123	538	415
Total	–	–	¥ 4,955

3) Stock-related transactions

Fiscal year 2000 *(As of Mar. 31, 2001)*	*Millions of yen*		
	Notional amount	Fair value	Unrealized gain (loss)
Options:			
Call options, sold	¥42,510	¥(1,799)	¥(1,799)
Put options, purchased	25,100	1,356	1,356
Total	–	–	¥ (443)



22. SEGMENT INFORMATION

The Company and its consolidated subsidiaries are primarily engaged in the manufacture and sales of products in the automobile segment and in providing various financial services to users of the Company's products in the sales financing segment. These products, which are sold in Japan and overseas, principally in North America and Europe, include passenger cars, buses and trucks as well as the related components. Financial services include primarily leases and credits in Japan and North America. As net sales, operating income (loss) and total assets of the automobile segment constituted more than 90% of the consolidated totals for the years ended March 31, 2001 and 2000, the disclosure of business segment information has been omitted.

Business segments

The business segment information for the Company and its consolidated subsidiaries for the year ended March 31, 2002 is as follows:

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Millions of yen		
I. Sales and operating income					
Sales to third parties	¥5,842,648	¥ 353,593	¥6,196,241	¥ –	¥6,196,241
Inter-area sales and transfers	49,755	13,059	62,814	(62,814)	–
Total sales	5,892,403	366,652	6,259,055	(62,814)	6,196,241
Operating expenses	5,435,656	328,536	5,764,192	(57,166)	5,707,026
Operating income	¥ 456,747	¥ 38,116	¥ 494,863	¥ (5,648)	¥ 489,215
II. Assets, depreciation and capital expenditures					
Total assets	¥5,418,619	¥2,862,560	¥8,281,179	¥(1,066,174)	¥7,215,005
Depreciation	¥ 209,174	¥ 165,653	¥ 374,827	¥ –	¥ 374,827
Capital Expenditure	¥ 346,994	¥ 343,019	¥ 690,013	¥ –	¥ 690,013

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*				
	Automobile	Sales Financing	Total	Eliminations	Consolidated
			Thousands of U.S. dollars		
I. Sales and operating income					
Sales to third parties	$43,929,684	$ 2,658,594	$46,588,278	$ –	$46,588,278
Inter-area sales and transfers	374,098	98,188	472,286	(472,286)	–
Total sales	44,303,782	2,756,782	47,060,564	(472,286)	46,588,278
Operating expenses	40,869,594	2,470,196	43,339,790	(429,820)	42,909,970
Operating income	$ 3,434,188	$ 286,586	$ 3,720,774	$ (42,466)	$ 3,678,308
II. Assets, depreciation and capital expenditures					
Total assets	$40,741,496	$21,523,008	$62,264,504	$(8,016,346)	$54,248,158
Depreciation	$ 1,572,737	$ 1,245,511	$ 2,818,248	$ –	$ 2,818,248
Capital Expenditure	$ 2,608,978	$ 2,579,090	$ 5,188,068	$ –	$ 5,188,068

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and operating expenses in the automobile segment decreased by ¥98,920 million ($743,759 thousand) as compared with the corresponding amounts for the previous year.

The following tables set forth the summarized financial statements by business segment for the year ended March 31, 2002. Amounts for the sales financing segment represent the aggregate of the figures for the sales financing subsidiaries in Japan and North America. Amounts for the automobile segment represent the differences between the consolidated totals and those for the sales financing segment.

1) Summarized consolidated balance sheet by business segment

	Millions of yen			*Thousands of U.S. dollars*		
Fiscal year 2001 *(As of Mar. 31, 2002)*	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Cash and cash equivalents	¥ 272,742	¥ 6,911	¥ 279,653	$ 2,050,692	$ 51,962	$2,102,654
Short-term investments	651	15	666	4,895	113	5,008
Receivables, less allowance for doubtful receivables	363,953	1,815,901	2,179,854	2,736,488	13,653,391	16,389,879
Inventories	521,577	12,474	534,051	3,921,632	93,789	4,015,421
Other current assets	364,171	158,860	523,031	2,738,127	1,194,437	3,932,564
Total current assets	1,523,094	1,994,161	3,517,255	11,451,834	14,993,692	26,445,526
Property, plant and equipment, net	2,103,261	775,897	2,879,158	15,813,993	5,833,812	21,647,805
Investment securities	373,379	25,734	399,113	2,807,361	193,489	3,000,850
Other assets	352,711	66,768	419,479	2,651,962	502,015	3,153,977
Total assets	¥4,352,445	¥2,862,560	¥7,215,005	$32,725,150	$21,523,008	$54,248,158
Short-term borrowings and current portion of long-term debt	(317,818)	1,742,622	1,424,804	(2,389,609)	13,102,421	10,712,812
Notes and accounts payable	957,597	32,676	990,273	7,199,977	245,684	7,445,661
Accrued income taxes	46,706	–	46,706	351,173	–	351,173
Other current liabilities	417,494	128,738	546,232	3,139,053	967,955	4,107,008
Total current liabilities	1,103,979	1,904,036	3,008,015	8,300,594	14,316,060	22,616,654
Long-term debt	1,022,274	582,681	1,604,955	7,686,271	4,381,060	12,067,331
Other long-term liabilities	769,883	134,041	903,924	5,788,594	1,007,827	6,796,421
Total long-term liabilities	1,792,157	716,722	2,508,879	13,474,865	5,388,887	18,863,752
Total liabilities	2,896,136	2,620,758	5,516,894	21,775,459	19,704,947	41,480,406
Minority interests	77,289	–	77,289	581,120	–	581,120
Common stock	534,949	69,607	604,556	4,022,173	523,361	4,545,534
Capital surplus	785,645	17,567	803,212	5,907,105	132,083	6,039,188
Retained earnings	319,023	111,728	430,751	2,398,669	840,060	3,238,729
Unrealized holding gain on securities	3,728	678	4,406	28,030	5,098	33,128
Translation adjustments	(264,195)	42,222	(221,973)	(1,986,429)	317,459	(1,668,970)
Treasury stock	(130)	–	(130)	(977)	–	(977)
Total Shareholders' equity	1,379,020	241,802	1,620,822	10,368,571	1,818,061	12,186,632
Total liabilities and shareholders' equity	¥4,352,445	¥2,862,560	¥7,215,005	$32,725,150	$21,523,008	$54,248,158

2) Summarized consolidated statement of income by business segment

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Net sales	¥5,829,589	¥366,652	¥6,196,241	$43,831,496	$2,756,782	$46,588,278
Cost of sales	4,294,565	251,961	4,546,526	32,289,962	1,894,444	34,184,406
Gross profit	1,535,024	114,691	1,649,715	11,541,534	862,338	12,403,872
Operating profit	451,099	38,116	489,215	3,391,722	286,586	3,678,308
Operating profit as a percentage of net sales	7.7%	10.4%	7.9%	7.7%	10.4%	7.9%
Income before income taxes	327,197	37,019	364,216	2,460,128	278,338	2,738,466
Net income	¥ 349,890	¥ 22,372	¥ 372,262	$ 2,630,752	$ 168,210	$ 2,798,962

3) Summarized consolidated statement of cash flows by business segment

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*	*Millions of yen*			*Thousands of U.S. dollars*		
	Automobile	Sales Financing	Consolidated total	Automobile	Sales Financing	Consolidated total
Operating activities						
Income before income taxes and minority interests	¥ 327,197	¥ 37,019	¥ 364,216	$ 2,460,128	$ 278,338	$ 2,738,466
Depreciation and amortization	209,174	165,653	374,827	1,572,737	1,245,511	2,818,248
Decrease (increase) in finance receivables	135,274	(569,939)	(434,665)	1,017,098	(4,285,256)	(3,268,158)
Others	(42,492)	(39,672)	(82,164)	(319,489)	(298,285)	(617,774)
Net cash provided by (used in) operating activities	629,153	(406,939)	222,214	4,730,474	(3,059,692)	1,670,782
Investing activities						
Proceeds from sales of investment securities including shares of subsidiaries	106,292	7,013	113,305	799,188	52,729	851,917
Proceeds from sales of property, plant and equipment	108,874	61	108,935	818,601	459	819,060
Purchases of fixed assets	(293,100)	(700)	(293,800)	(2,203,760)	(5,263)	(2,209,023)
Purchases of leased vehicles	(53,868)	(342,345)	(396,213)	(405,022)	(2,574,023)	(2,979,045)
Proceeds from sales of leases vehicles	38,213	146,939	185,152	287,315	1,104,805	1,392,120
Others	(233,522)	(8,246)	(241,768)	(1,755,804)	(62,000)	(1,817,804)
Net cash used in investing activities	(327,111)	(197,278)	(524,389)	(2,459,482)	(1,483,293)	(3,942,775)
Financing activities						
(Decrease) increase in short-term borrowings	(331,786)	640,655	308,869	(2,494,632)	4,816,955	2,322,323
(Decrease) increase in long-term borrowings	(415,935)	(44,680)	(460,615)	(3,127,331)	(335,940)	(3,463,271)
Increase in bonds and debentures	236,922	9,900	246,822	1,781,369	74,436	1,855,805
Proceeds from sales of treasury stock	2,324	–	2,324	17,474	–	17,474
Others	183,515	–	183,515	1,379,812	–	1,379,812
Net cash (used in) provided by financing activities	(324,960)	605,875	280,915	(2,443,308)	4,555,451	2,112,143
Effect of exchange rate changes on cash and cash equivalents	9,937	434	10,371	74,714	3,263	77,977
(Decrease) increase in cash and cash equivalents	(12,981)	2,092	(10,889)	(97,602)	15,729	(81,873)
Cash and cash equivalents at beginning of the year	283,717	4,819	288,536	2,133,211	36,233	2,169,444
Increase due to inclusion in consolidation	2,006	–	2,006	15,083	–	15,083
Cash and cash equivalents at end of the year	¥ 272,742	¥ 6,911	¥ 279,653	$ 2,050,692	$ 51,962	$ 2,102,654

Geographical areas

The geographical segment information for the Company and its consolidated subsidiaries for the years ended March 31, 2002, 2001 and 2000 is as follows:

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,370,162	¥2,649,212	¥818,555	¥358,312	¥6,196,241	¥ –	¥6,196,241
Inter-area sales and transfers	1,458,965	15,475	32,912	4,709	1,512,061	(1,512,061)	–
Total sales	3,829,127	2,664,687	851,467	363,021	7,708,302	(1,512,061)	6,196,241
Operating expenses	3,539,431	2,455,062	848,239	356,794	7,199,526	(1,492,500)	5,707,026
Operating income	¥ 289,696	¥ 209,625	¥ 3,228	¥ 6,227	¥ 508,776	¥ (19,561)	¥ 489,215
Total assets	¥4,988,676	¥3,506,180	¥471,008	¥114,081	¥9,079,945	¥(1,864,940)	¥7,215,005

Fiscal year 2001 *(For the year ended Mar. 31, 2002)*

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Thousands of U.S. dollars			
Sales to third parties	$17,820,767	$19,918,887	$6,154,549	$2,694,075	$46,588,278	$ –	$46,588,278
Inter-area sales and transfers	10,969,662	116,353	247,459	35,406	11,368,880	(11,368,880)	–
Total sales	28,790,429	20,035,240	6,402,008	2,729,481	57,957,158	(11,368,880)	46,588,278
Operating expenses	26,612,264	18,459,113	6,377,737	2,682,661	54,131,775	(11,221,805)	42,909,970
Operating income	$ 2,178,165	$ 1,576,127	$ 24,271	$ 46,820	$ 3,825,383	$ (147,075)	$ 3,678,308
Total assets	$37,508,841	$26,362,256	$3,541,414	$ 857,752	$68,270,263	$(14,022,105)	$54,248,158

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales and operating expenses for "North America" decreased by ¥98,920 million ($743,759 thousand) as compared with the corresponding amounts for the previous year.

Fiscal year 2000 *(For the year ended Mar. 31, 2001)*

	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
				Millions of yen			
Sales to third parties	¥2,536,750	¥2,469,918	¥822,756	¥260,196	¥6,089,620	¥ –	¥6,089,620
Inter-area sales and transfers	1,381,037	12,134	17,606	2,410	1,413,187	(1,413,187)	–
Total sales	3,917,787	2,482,052	840,362	262,606	7,502,807	(1,413,187)	6,089,620
Operating expenses	3,743,458	2,331,590	867,648	258,617	7,201,313	(1,402,007)	5,799,306
Operating income (loss)	¥ 174,329	¥ 150,462	¥ (27,286)	¥ 3,989	¥ 301,494	¥ (11,180)	¥ 290,314
Total assets	¥4,984,516	¥2,416,774	¥425,172	¥ 76,373	¥7,902,835	¥(1,451,592)	¥6,451,243

As a result of a change in the method of accounting for depreciation of property, plant and equipment as well as in the useful lives and residual value of the related assets as explained in Note 3(c), operating income for "Japan" increased by ¥28,672 million for the year ended March 31, 2001 over the corresponding amount for the previous year.

	Fiscal year 1999 *(For the year ended Mar. 31, 2000)*						
	Japan	North America	Europe	Other foreign countries	Total	Eliminations	Consolidated
	Millions of yen						
Sales to third parties	¥2,626,866	¥2,217,775	¥ 876,931	¥ 255,503	¥5,977,075	¥ –	¥5,977,075
Inter-area sales and transfers	1,328,623	22,499	13,216	2,766	1,367,104	(1,367,104)	–
Total sales	3,955,489	2,240,274	890,147	258,269	7,344,179	(1,367,104)	5,977,075
Operating expenses	3,936,059	2,152,934	928,259	261,355	7,278,607	(1,384,097)	5,894,510
Operating income (loss)	¥ 19,430	¥ 87,340	¥ (38,112)	¥ (3,086)	¥ 65,572	¥ 16,993	¥ 82,565
Total assets	¥5,288,346	¥1,674,905	¥ 405,638	¥ 70,420	¥7,439,309	¥(1,263,651)	¥6,175,658

As a result of a change in the method of accounting for prior service cost of the pension plans as explained in Note 3(a), operating expenses for "Japan" decreased by ¥14,230 million and operating income increased by the same amount for the year ended March 31, 2000 as compared with the corresponding amounts for the previous year. In addition, because of a change in the method of accounting for accrued warranty costs as explained in Note 3(b), operating expenses for "Japan" decreased by ¥14,446 million and operating income increased by the same amount for the year ended March 31, 2000 as compared with the corresponding amounts for the previous year.

Overseas sales

Overseas sales, which include export sales of the Company and its domestic consolidated subsidiaries and sales (other than exports to Japan) of the foreign consolidated subsidiaries, for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

	Fiscal year 2001 *(For the year ended Mar. 31, 2002)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,588,300	¥825,696	¥670,556	¥4,084,552
Consolidated net sales				6,196,241
	Thousands of U.S. dollars			
Overseas sales	$19,460,902	$6,208,241	$5,041,774	$30,710,917
Consolidated net sales				46,588,278
Overseas sales as a percentage of consolidated net sales	41.8%	13.3%	10.8%	65.9%

In accordance with a new accounting standard for sales incentives which became effective the year ended March 31, 2002 in the United States, certain sales promotion expenses (i.e., incentives paid in cash based on sales volume) of subsidiaries in the United States and Mexico, which had previously been included in selling, general and administrative expenses, have been accounted for as deductions from sales. As a result of this change, sales for "North America" decreased by ¥98,920 million ($743,759 thousand) as compared with the corresponding amounts for the previous year.

	Fiscal year 2000 *(For the year ended Mar. 31, 2001)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,429,722	¥794,251	¥554,221	¥3,778,194
Consolidated net sales				6,089,620
Overseas sales as a percentage of consolidated net sales	39.9%	13.0%	9.1%	62.0%

	Fiscal year 1999 *(For the year ended Mar. 31, 2000)*			
	North America	Europe	Other foreign countries	Total
	Millions of yen			
Overseas sales	¥2,179,489	¥885,956	¥478,812	¥3,544,257
Consolidated net sales				5,977,075
Overseas sales as a percentage of consolidated net sales	36.5%	14.8%	8.0%	59.3%

23. SUBSEQUENT EVENTS

The following appropriations of retained earnings of the Company were approved at a shareholders' meeting held on June 20, 2002:

	Millions of yen	*Thousands of U. S. dollars*
Year-end cash dividends (¥8.00=U.S.$0.060 per share/¥4.00=U.S.$0.030 per share for those issued in FY2001)	¥ 33,976	$ 255,459
Bonuses to directors	390	2,932



Report of Certified Public Accountants


SHIN NIHON & CO.
ERNST & YOUNG INTERNATIONAL

■ Certified Public Accountants
Hibiya Kokusai Bldg. 17th Floor
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

■ Phone: 03 3503-1191
Fax: 03 3503-1277

The Board of Directors
Nissan Motor Co., Ltd.

We have examined the consolidated balance sheets of Nissan Motor Co., Ltd. and consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in yen, present fairly the consolidated financial position of Nissan Motor Co., Ltd. and consolidated subsidiaries at March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the changes, with which we concur, in the methods of accounting for prior service cost of the pension plans, warranty costs and depreciation of property, plant and equipment as described in Note 3 to the consolidated financial statements.

As described in Note 2 to the consolidated financial statements, Nissan Motor Co., Ltd. and consolidated subsidiaries have adopted new accounting standards for consolidation, research and development costs and tax-effect accounting effective the year ended March 31, 2000 and for employees' retirement benefits, financial instruments and foreign currency translations effective the year ended March 31, 2001 in the preparation of their consolidated financial statements.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2002 are presented solely for convenience. Our examination also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 4 to the consolidated financial statements.

Shin Nihon & Co.

Tokyo, Japan
June 20, 2002

See Note 1 to the consolidated financial statements which explains the basis of presentation of the consolidated financial statements of Nissan Motor Co., Ltd. and consolidated subsidiaries under Japanese accounting principles and practices.

Non-consolidated Five-Year Summary

Nissan Motor Co., Ltd.
Fiscal years 2001, 2000, 1999, 1998 and 1997

	Millions of yen (except per share amounts and number of employees)					Millions of U.S. dollars(Note 1) (except per share amounts)
For the years ended	**2001** **Mar. 31, 2002**	2000 Mar. 31, 2001	1999 Mar. 31, 2000	1998 Mar. 31, 1999	1997 Mar. 31, 1998	**2001** **Mar. 31, 2002**
Net sales	**¥3,019,860**	¥2,980,130	¥2,997,020	¥3,319,659	¥3,546,126	**$22,706**
Operating income	**242,279**	127,762	(15,674)	15,165	85,626	**1,822**
Net income (loss)	**183,449**	187,485	(790,694)	(34,809)	(16,548)	**1,379**
Net income (loss) per share(Note 2)	**45.61**	47.14	(204.93)	(13.85)	(6.59)	**0.343**
Cash dividends paid(Note 3-4)	**8.00**	7.00	0.00	0.00	10.00	**0.060**
Shareholders' equity	**¥1,829,052**	¥1,450,159	¥1,263,075	¥1,477,498	¥1,529,898	**$13,752**
Total assets	**3,915,031**	3,576,466	3,563,853	3,595,272	3,661,093	**29,436**
Long-term debt	**942,518**	798,009	909,178	750,028	622,515	**7,087**
Depreciation and amortization	**56,265**	49,074	89,858	105,229	98,803	**423**
Number of employees	**30,365**	30,747	32,707	39,467	39,969	

Notes: 1. Unless indicated otherwise, all dollar figures herein refer to U.S. currency. Yen amounts have been translated into U.S. dollars, for convenience only, at ¥133=$1, the approximate exchange rate on March 31, 2002.
2. Net income (loss) per share amounts are based on the weighted average number of shares of common stock outstanding during each year. Figures for net income (loss) per share are in exact yen and U.S. dollars.
Number of shares outstanding as of March 31, 2002: 4,517,045,210.
3. Cash dividends paid represent the amounts proposed by the Board of Directors as applicable to the respective years, together with the interim cash dividends paid.
4. Cash dividends applicable to FY2001 is ¥8.00 per share/ ¥4.00 per issued share in FY2001.



Principal Group Companies

(As of March 31, 2002)

JATCO TransTechnology Ltd.
Manufacture/sale of auto parts

Nissan Diesel Motor Co., Ltd.
Manufacture/sale of vehicles and auto parts

Unisia JECS Corporation
Manufacture/sale of auto parts

Calsonic Kansei Corporation
Manufacture/sale of auto parts

Aichi Machine Industry Co., Ltd.
Manufacture/sale of auto parts

Nissan Shatai Co., Ltd.
Manufacture/sale of vehicles and auto parts

Nissan Financial Services Co., Ltd.
Leasing and financing of vehicles

Nissan Finance Co., Ltd.
Financial and accounting services for group companies

Nissan Kohki Co., Ltd.
Manufacture/sale of auto parts

Aichi Nissan Motor Corporation
Sale of vehicles and auto parts

Tokyo Nissan Motor Corporation
Sale of vehicles and auto parts

Nissan Prince Tokyo Motor Sales Co., Ltd.
Sale of vehicles and auto parts

Nissan Satio Osaka Co., Ltd.
Sale of vehicles and auto parts

Nissan North America, Inc.
Headquarters for North American operations
Manufacture/sale of vehicles and auto parts

Nissan Motor Acceptance Corporation
Retail and wholesale vehicle financing in the U.S

Nissan Forklift Corporation, North America
Manufacture/sale of industrial machinery, industrial engines and parts

Nissan Technical Center North America, Inc.
Vehicle R&D, evaluation, certification

Nissan Canada, Inc.
Sale of vehicles and auto parts

Nissan Mexicana, S.A. de C.V.
Manufacture/sale of vehicles and auto parts

Nissan Motor Manufacturing (UK) Ltd.
Manufacture/sale of vehicles and auto parts

Nissan Motor (GB) Ltd.
Sales of vehicles and auto parts

Nissan Technical Centre Europe Limited
Vehicle R&D, evaluation, certification

Nissan Europe N.V.
Headquarters for European sales and manufacturing operations

Nissan Motor Ibérica, S.A.
Manufacture/sale of vehicles and auto parts

Nissan Motor Co. (Australia) Pty. Ltd.
Sale of vehicles and auto parts

FOR FURTHER INFORMATION, PLEASE CONTACT

Investor Relations,
Financial Communications
Nissan Motor Co., Ltd.
Global Communications and
Investor Relations Department
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2207
fax: +81(0)3-5565-2228

JAPAN

Nissan Motor Co., Ltd.
Global Communications and
Investor Relations Department
17-1, Ginza 6-chome, Chuo-ku
Tokyo 104-8023, Japan
phone: +81(0)3-5565-2141
fax: +81(0)3-3546-2669

NORTH AMERICA

Nissan North America, Inc.
Corporate Communications
18501 South Figueroa Street
Gardena, California 90248, U.S.A.
phone: +1(310)771-5631
fax: +1(310)516-7967

EUROPE

Nissan Europe N.V. Paris Branch
Communications Department
Parc de Pissaloup
13, Avenue Jean d'Alembert
B.P. 123
78194 Trappes cedex, France
phone: +33(0)1 30 13 67 70
fax: +33(0)1 30 13 68 70

Corporate Information Website
http://www.nissan-global.com/

Investor Relations Website
http://ir.nissan-global.com/

This annual report is printed on recycled paper.



2002-07-12000
Printed in Japan



Business Report
Year Ended March 31, 2002


2001
MARCH

Contents

Cover: March



Letter from Management

The Nissan Revival Plan is over. Two years after the start of its implementation, all the official commitments we took have been overachieved one full year ahead of schedule.

The NRP has produced the best financial results in the company's history.

In fiscal year 2001, Nissan achieved an operating profit of 489.2 billion yen, 68.5% higher than the previous year, resulting in an operating margin of 7.9%. Net income reached 372.3 billion yen. The second half of the fiscal year was particularly strong as our operating performance improved significantly with the arrival of the new products decided under NRP.

This strong operating performance generated a high level of cash, allowing us to repay 521.0 billion yen in debt. Total net automotive debt stood at 431.7 billion yen at the end of fiscal year 2001, the lowest level for Nissan in the last 24 years.

Because of NRP and its achievements, Nissan is now ready to grow. The new fiscal year opened under the banner of Nissan 180, a plan designed to take Nissan to a higher level of performance; a plan that opens a new perspective for our company, a perspective of lasting profitable growth.

The objectives of Nissan 180 are contained in the name of this new three-year business plan: grow Nissan by one million additional units by the end of fiscal year 2004, achieve an 8% operating margin and reduce net automotive debt to zero.

This is the vision for the future of our company. We now have to earn it. You can expect the best from Nissan.

Yoshikazu Hanawa
Chairman

Carlos Ghosn
President

Facts and Figures

Global retail sales volume

(Thousand units)


2,632
Japan
US·Canada
Europe
Others
FY2000
2,597
FY2001
Japan
US·Canada
Europe
Others



Global retail (Note 1)	FY2001	FY2000
		Thousand units
Japan	714	733
US · Canada	778	793
Europe (Note2)	484	533
Others (Note2)	621	573
Total	2,597	2,632

Global vehicle production volume

(Thousand units)


2,614
FY2000
2,475
FY2001
Japan
US
Mexico
UK
Spain
Others

Global production (Note 3)	FY2001	FY2000
		Thousand units
Japan	1,273	1,314
US	363	353
Mexico	329	334
UK	290	332
Spain	110	154
Others	110	127
Total	2,475	2,614

Notes: 1. Global retail sales includes sales of vehicles locally assembled with knock down parts.
2. Europe and part of others are results of January-December.
3. All production figures based on April- March period.

Consolidated net sales

(Billions of yen)


6,089.6
FY2000
6,196.2
FY2001

Consolidated operating profit

(Billions of yen)


290.3
FY2000
489.2
FY2001

Consolidated ordinary profit

(Billions of yen)


282.3
FY2000
414.7
FY2001

Consolidated net income

(Billions of yen)


331.1
FY2000
372.3
FY2001

Net consolidated automotive debt

(Billions of yen)


953
FY2000
432
FY2001

Fiscal Year 2001 Business Review

Two years have past since the beginning of the Nissan Revival Plan. Today marks a milestone within the history of the company as it closes its chapter on the Nissan Revival Plan (NRP) one full year in advance and opens another new chapter with the start of Nissan 180. Fiscal year 2001 can be highlighted with the accomplishments of NRP, record profits, investments for the future, and finally the announcement of the early start of Nissan 180. Nissan has taken a major step in becoming a world-class competitive global automotive company.

NRP Completed One Year in Advance

The NRP announced in October 1999, was built on many chapters amongst which renewing the product lineup, enhancing brand power, redirecting resources to core automotive activities and technology, and improving efficiencies were critical objectives. As the fiscal year 2001 ended, Nissan achieved all the official commitments and major action plans of the NRP, one full year ahead of schedule, positioning Nissan to move into its next chapter of profitable growth, Nissan 180.

Consolidated Operating Profit
Fiscal Year 1997-2001
(Billions of Yen)



500
400
300
200
100
0
'97
'98
'99
'00
'01

Nissan's consolidated net sales came to 6,196.2 billion yen, up 1.8% from last year. Consolidated operating profit improved by 68.5% from 290.3 billion yen in fiscal year 2000 to a record 489.2 billion yen in fiscal year 2001. As a percentage of net sales, the operating profit margin came to 7.9%, the highest in the company's history.

Net Consolidated Automotive Debt
(Billions of Yen)



Mar. '00
Mar. '01
Mar. '02
1,349
953
432

In addition to achieving all the official commitments, the major action plans that supported the NRP and gave it consistency have been implemented and have also achieved their goals.

KEY NRP ACHIEVEMENTS

Purchasing cost

Reduction in purchasing costs by 20% has been reached. The supplier base is down by 40% to 700 parts suppliers while service suppliers are down 60%. Thanks to a complete overhaul of the purchasing function, ranging from globalization to the creation of Renault Nissan Purchasing Organization, Nissan is closing the gap and approaching a more competitive position. Critical to this performance has been the role of Nissan 3-3-3, a partnership fostered between Nissan's engineering and purchasing departments and our suppliers, which contributed more than 40% of total purchasing cost reductions.

Manufacturing

In manufacturing, the plan to close five plants has been completed. Capacity utilization rates have increased from an average of 51% before the start of NRP to the current 75%. Our platform and production map has been simplified; our 4 plants in Japan produce cars based on 15 platforms compared to 7 plants that produced cars based on 24 platforms at the start of NRP.

Sales and Marketing

Our distribution network in Japan, has been rationalized through merging selected subsidiary dealers for more efficiency, by selling others to independent dealers, or by management buyout, to enhance their entrepreneurship spirit. A total of 355 unprofitable and overlapping outlets, more than 10% of our total points of sale when we started, have been rationalized. The number of wholly owned subsidiary dealers in Japan is down by 20% to a total of 80.

Global headcount

At the end of the fiscal year, our global headcount came to 125,100 compared to our target of 127,000 by the end of this fiscal year, exceeding the 21,000 announced in October 1999. This number has been reached mostly by natural turnover, retirements, and pre-retirement programs but also by spinning off non-core businesses.

R&D

The efficiency of our research and development effort per program has also exceeded plan. We have achieved a more than 25% efficiency improvement in less than two years, freeing up resources to support further development.

Selling of non-core assets

The sale of non-core assets will have generated a total of more than 530 billion yen in cash in two years, also one year earlier than expected. These funds have been used to reduce our debt significantly, giving us the financial flexibility needed to support the development of our core automotive business.

This performance has been made possible because the execution of NRP has been swift, relentless and without compromise. Completing it in two years instead of three is testimony to what the people of Nissan and our partners, suppliers, dealers, distributors and all who embraced the spirit of NRP have accomplished. It also heralds the potential of the alliance between Renault and Nissan.

Fiscal Year 2001 Business Performance

Implementing NRP was a major achievement for Nissan in fiscal year 2001, but through strong product lineup renewal, such as the March in Japan, the Altima in the U.S., and the X-TRAIL, contributed to the rise of sales in the second half of the year.

Overall, Nissan sold 2,597,000 vehicles worldwide in fiscal year 2001, down slightly by 1.4% from fiscal year 2000. Looking at our performance on a half-year basis, the second half was stronger than the first half. Sales were down 3.6% year on year in the first half, but up 0.8% in the second half. This is due to the acceleration of product launches, which were all planned under NRP.

Japan

For fiscal year 2001, Nissan's domestic sales were down 2.6% to 714,000 units from the previous period but with market share up 0.1 point to 17.9%, marking a rise since 1998. The decrease was in line with total



market performance, as the company continued to launch new models such as the new Stagea and redesigned new vehicles including the Serena, Wingroad and Liberty. Most importantly, the launch of the new March at the end of February, showed an extremely positive sign of the significant contribution we expect from this vehicle to our overall performance in Japan.

- The new March, with its superior driving ease and highly refined design, meets world-class environmental performance and safety. This was developed on a common platform with Renault, the b-platform, and is the first car that renews Nissan's entry-level line-up. One week from start of sales, we received 25,000 orders, far greater than any Japanese car maker in recent years.

North America

For the full year, Nissan's sales in the U.S. dropped 3.4% to 719,000 from the previous year. First half sales were down 14% and market share had fallen to 4% as we had no new product launches, no minor changes, and no product carry over from the previous half. On the other hand, driven by strong new products, the second half showed an increase of 9.4% with market share reaching 5% in the month of March.



- The all new Altima launched in September, repositioned in size, power, styling and overall performance, produced immediate positive repercussions not only to unit sales in this segment, but to other car sales: in the second half, Maxima sales are up 9% and Sentra up 14.3%.

- The new Altima acknowledged for its bold design, increased performance and high value was awarded both North American Car of the Year, a first for any Japanese brand, and Canadian Car of the Year.
- The G35 launched in mid-March contributes to the revival of the Infiniti channel. It is off to a very strong start with more than 5,400 sales in just seven weeks. We now have a dedicated luxury car product plan in place on which we can seriously build the franchise.

For fiscal year 2001, sales in Canada increased 20.0%.

Europe

Europe's sales for fiscal year 2001 decreased by 9.5% to 484,000 from the previous year. After the X-TRAIL in September, the all-new Primera launched in March, is the first car that will contribute to the rejuvenation of our product line up. Next will come two LCVs before the new Micra in early 2003. Europe's focus for the fiscal year will remain on rebuilding profitability, which was achieved at the operating level in fiscal year 2001.



General Overseas Market

In the general overseas market(*), where Nissan has continued its profitability, we continued to build market presence in numerous countries. Unit sales in all countries came to 621,000 for fiscal year 2001 up 8.5% from previous year.

* *includes Mexico*

Investments for the future

In October 2001, Nissan announced plans to bring environmentally friendly technologies providing cleaner exhaust emissions and improved fuel efficiency in new vehicles in Japan. The goal of the strategy is to provide quick and concrete benefits to air quality in Japan with future products. Nissan will expand the use of the U-LEV (Ultra-Low Emission Vehicle1) technology in up to 80% of its products by March 2003.


超-低排出ガス

In December 2001, Renault and Nissan inaugurated the first new common plant of the Alliance at Renault's Ayrton Senna industrial complex in Brazil. The opening of the plant marks the arrival of Nissan as a local Brazilian manufacturer and the completion of Renault's industrial development programme in the region.

In February and March 2002, Nissan announced the release of CARWINGS in Japan starting with the compact car March, introduced throughout Nissan's new models for introduction thereafter. In Europe, Nissan will join with top automakers in developing telematics to provide to customers, and in the US, Nissan will provide telematics services in its Infiniti Division using technology provided by Wingcast LLC. Our goal is to realize a seamless connection between our vehicles and the communities in which our owners reside.

Returns and Rewards

Based on the positive results for fiscal year 2001, the Board of Directors have decided to propose at the Annual General Meeting in June a 14% increase in the dividend from 7 to 8 yen per share for this year. Our intention is to build a sustainable dividend policy that can satisfy our shareholders over the medium term.

The markets have also recognized the improvement in Nissan's financial performance as spreads we paid for public debt, such as bonds, has declined steadily. After placing Nissan under review in fiscal year 01, Moody's, R&I, and Standard and Poor's upgraded our debt ratings.

Finally, our average share price continued to appreciate significantly particularly relative to the Nikkei stock index.

NISSAN 180

Nissan 180 is designed to capitalize on NRP and complete the revival process of Nissan with, this time, an emphasis on profitable growth.

- "1" stands for an additional one million unit sales worldwide by the end of fiscal year 2004, based on fiscal year 2001 figures.
- The "8" stands for an 8% operating is intended to position Nissan at the top level of profitability in the global auto industry.
- The "0" stands for zero net automotive debt by the end of fiscal year 2004 to regain the maximum financial flexibility enabling us to make sound investment decisions based on expected returns.

The achievement of Nissan 180 will depend on four critical pillars: more revenue, less cost, more quality and speed and a maximized alliance with Renault.

More Revenue

The additional million units in sales will be broken down on a regional basis as follows: 300,000 in Japan, 300,000 in the United States, 100,000 in Europe and 300,000 in the general overseas markets. From our base of 2.6 million units in fiscal year 2001, this represents a growth of close to 40% in unit sales in three years.

Already under NRP, we were hard at work, conceiving and designing new cars and light trucks and rebuilding the brand. The products that were under development then, are all going to come to the market in the next three years.

Less Cost

This broad-based product offensive and brand enhancement is at the base of our increased revenues. But it cannot be accomplished without the necessary cost efficiency. We have set main cost drivers ranging from purchasing costs, manufacturing and logistic costs, distribution costs, indirect expenses, R&D expenses, in addition to warranty and finance costs.

The action plans that will generate more revenue at less cost are necessary and perhaps even critical to achieving our targets. But they are not sufficient to ensure lasting profitable growth.

More Quality and Speed

Quality of our products for our customers, quality of our management and speed will make the difference. We will continue to develop the Nissan Management Way which is built around cross-functional teams and a specific management program called value-up.

Maximized Alliance with Renault

Just as under NRP, the alliance with Renault will produce synergies that go beyond the performance that Nissan could achieve alone. It is a major competitive advantage.

The alliance is key to the future growth and profitability of both Nissan and Renault. In the last few months, we have completed the shareholding transactions that were planned in the initial alliance agreement in March 1999. Beginning of March 2002, Renault exercised their warrants and increased their stake in Nissan to 44.4%. At the end of March 2002, Nissan acquired a 13.5% stake in Renault and retained the right to move to 15%.

Much will happen in the next three years with Renault in three main directions. The first is in the area of marketing and sales to derive a common approach in specific markets such as Mexico, South America and North Africa. The second deals with generating more efficiency through selective commonization such as the B&C platforms and common engines. The third direction is an extensive exchange of best practices between the two companies.

Conclusion

With NRP concluding 1 year in advance through major achievements in fiscal year 2001, Nissan is now ready to grow. The new fiscal year 2002 opened under the banner of Nissan 180, a plan designed to take Nissan to a higher level of performance; a plan that opens a new perspective for our company, a perspective of profitable growth.

Consolidated Financial Statements

Consolidated Balance Sheets

(As of March 31, 2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**3,517,255**
Cash on hand and in banks	280,289
Notes & accounts receivable	532,936
Finance receivables	1,716,024
Marketable securities	30
Inventories	534,051
Deferred tax assets	180,432
Other current assets	273,493
Fixed assets	**3,695,070**
Property, plant and equipment	2,879,158
Intangible assets	38,934
Investment securities	399,113
Long-term loans receivable	15,591
Deferred tax assets	231,697
Other fixed assets	130,577
Deferred assets	**2,680**
Total assets	**7,215,005**
LIABILITIES	
Current liabilities	**3,008,015**
Notes & accounts payable	611,311
Short-term borrowings	1,424,804
Deferred tax liabilities	16
Other current liabilities	971,884
Long-term liabilities	**2,508,879**
Bonds and debentures	796,158
Long-term borrowings	808,797
Deferred tax liabilities	209,414
Accrued warranty costs	160,938
Accrual for losses on business restructuring	49,591
Accrued retirement benefits	400,342
Other long-term liabilities	83,639
Total liabilities	**5,516,894**
Minority interests in consolidated subsidiaries	**77,289**
SHAREHOLDERS' EQUITY	
Common stock	**604,556**
Capital surplus	**803,212**
Retained earnings	**430,751**
Unrealized holding gain on securities	**4,406**
Translation adjustments	**(221,973)**
Treasury stock	**(130)**
Total shareholders' equity	**1,620,822**
Total liabilities, minority interests & shareholders' equity	**7,215,005**

Note. The amount of short-term borrowings includes current maturities of long-term borrowings, bonds and commercial paper.

Consolidated Statements of Income

(FY2001)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
Net sales	**6,196,241**
Cost of sales	**4,547,314**
Gross profit before adjustment for income from installment sales	**1,648,927**
Adjustment for income from installment sales	788
Gross profit	**1,649,715**
Selling, general and administrative expenses	1,160,500
Operating income	**489,215**
Non-operating income	**27,267**
Interest and dividends income	13,837
Equity in earnings of unconsolidated subsidiaries & affiliates	921
Other non-operating income	12,509
Non-operating expenses	**101,738**
Interest expense	34,267
Amortization of net retirement benefit obligation at transition	23,925
Other non-operating expenses	43,546
Ordinary income	**414,744**
Extraordinary gains	**67,100**
Extraordinary losses	**117,628**
Income before income taxes and minority interests	**364,216**
Income taxes	**87,446**
Income taxes deferred	**(102,148)**
Minority interest	**6,656**
Net income	**372,262**

Consolidated Statements of Cash Flows

(FY2001)

[in millions of Yen, ( ) indicates out flows]

	Amount
Operating activities	
Income before income taxes and minority interests	364,216
Depreciation and amortization	374,827
Provision for doubtful receivables	39,273
Unrealized loss on investments	6,757
Interest and dividends income	(13,837)
Interest expense	102,656
Gain on sales of property, plant and equipment	(28,229)
Loss on disposals of property, plant and equipment	11,285
Loss on sales of securities	26,823
Decrease in trade receivables	7,334
Increase in finance receivables	(434,665)
Decrease in inventories	53,162
Increase in trade payables	78,255
Amortization of net retirement benefit obligation at transition	23,925
Retirement benefit expenses	60,870
Reversal of accrued retirement benefits	(81,326)
Reversal of accrual for losses on business restructuring	(9,213)
Others	(172,448)
Sub-total	**409,665**
Interest and dividends received	11,483
Interest paid	(104,958)
Income taxes paid	(93,976)
Total	**222,214**
Investing activities	
Decrease in short-term investments	3,411
Purchases of fixed assets	(293,800)
Proceeds from sales of property, plant and equipment	108,935
Purchases of leased vehicles	(396,213)
Proceeds from sales of leased vehicles	185,152
Collection of long-term loans receivable	6,978
Long-term loans made	(8,730)
Purchases of investment securities	(230,397)
Proceeds from sales of investment securities	99,666
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	13,639
Additional acquisition of shares of consolidated subsidiaries	(2,634)
Others	(10,396)
Total	**(524,389)**
Financing activities	
Increase in short-term borrowings	308,869
Increase in long-term borrowings	631,451
Increase in bonds and debentures	246,822
Repayment or redemption of long-term debt	(1,092,066)
Proceeds from issuance of new shares of common stock	220,899
Proceeds from sales of treasury stock	2,324
Repayment of lease obligations	(9,543)
Cash dividends paid	(27,841)
Total	**280,915**
Effect of exchange rate changes on cash and cash equivalents	**10,371**
Decrease in cash and cash equivalents	**(10,889)**
Cash and cash equivalents at beginning of the year	**288,536**
Increase due to inclusion in consolidation	**2,006**
Decrease due to exclusion from consolidation	**–**
Cash and cash equivalent at end of the year	**279,653**

2.
Notice of convocation of the 103rd ordinary general meeting of shareholders, an attached document

(This is a translation of the original Japanese-language document distributed to shareholders in Japan.)

1. Eigyo-Houkokusho

1 Review of the Fiscal Year 2001

(1) Operations and results

In fiscal year 2001 ended March 31, 2002, total demand for automobiles in the Japan market (excluding mini cars) decreased by 3.4% from the previous year, to 3,980,000 units.

Total automotive exports from Japan decreased by 2.9%, to 4,250,000 units.

Nissan's domestic registration volume declined by 2.6% from the previous year to 714,000 units. Market share came to 17.9%, up 0.1 point compared to FY00 showing a sign of stabilization.

The number of Nissan's export vehicles decreased by 4.6%, to 577,000 units.

Nissan's global production volume was 2,475,000 units, decreased by 5.3%, from the previous year. Nissan's domestic production volume was 1,273,000 units, a decrease of 3.1% while overseas production volume decreased by 7.6%, to 1,202,000 units.

Nissan's non-consolidated sales of the automobile divisions including overseas production parts, components and accessories and repair parts was 2,987.0 billion yen, an increase of 1.7% from the previous year. The effect of the depreciation of the yen more than offset the drop in unit volumes.

Nissan's non-consolidated total sales including Industrial Machinery came to 3,019.8 billion yen, an increase of 1.3% from the previous year.

As for Nissan's non-consolidated financial results for the fiscal year 2001 ended March 31, 2002, the company recorded the improvement from the previous year in operating profit of 242.2 billion yen due to the quicker implementation of the Nissan Revival Plan than initially planned, and in ordinary profit of 197.9 billion yen. Net income was 183.4 billion yen at the same level as the previous year.

Taking into account these financial results, we propose to increase a year-end dividend by 1 yen per share from the previous year to 8 yen per share.

(2) Sales by Division

	Value (¥ billion)	Percentage of sales (%)	Year-on-Year percentage (%)
Automobile Division			
Vehicles	2,286.4	75.7	100.9
Overseas production parts and components	309.4	10.2	104.6
Accessories and repair parts	279.6	9.3	94.2
Others	111.5	3.7	140.5
Automobile Division: total	2,987.0	98.9	101.7
Other Divisions			
(Industrial Machinery)			
Other Divisions: total	32.7	1.1	77.6
Grand total	3,019.8	100.0	101.3

Notes: 1. The stated value figures have been rounded down to the nearest 100 million yen.
2. The category 'Others' in Automobile Division consists of receivable royalties, equipment and tools for production.

(3) Capital investment

Capital investment on a non-consolidated basis in the fiscal year 2001 ended March 31, 2002, totaled 85.7 billion yen, concentrated on development of new products, safety and environmental technology and on efficiency improvement of the production system.

(4) Business Funding

Nissan issued 236.0 billion yen straight bonds in the domestic capital market. Proceeds were used for bond redemption and others.

Also, we issued a 52.8 billion yen warrant bond as part of the company's performance based compensation system.

Renault exercised the warrants for 539.75 million shares of Nissan in line with the process of strengthening the strategic Alliance between the two companies, which was presented in October 2001. They invested for the exercise a total amount 215.9 billion yen at the planned share price of 400 yen, increasing Renault's stake in Nissan from 36.8% to 44.4%.

(5) Financial Performance Highlights

(Billions of yen , except per share amounts)

	FY1998	FY1999	FY2000	FY2001
Net sales	3,319.6	2,997.0	2,980.1	3,019.8
Net income (loss)	(34.8)	(790.0)	187.4	183.4
Net income (loss) per share [yen]	(13.85)	(204.93)	47.14	45.61
Total assets	3,595.2	3,563.8	3,576.4	3,915.0
Shareholders' equity	1,477.4	1,263.0	1,450.1	1,829.0
Shareholders' equity per share [yen]	587.93	317.57	364.61	404.94

* FY2001 covers the period from April 1, 2001 to March 31, 2002.

Notes: 1. Figures have been rounded down to the nearest 100 million yen.
2. ( ) indicates a loss
3. Net income (loss) per share amounts are based on the average number of shares outstanding during the fiscal year. Shareholders' equity per share have been calculated according to the numbers of shares outstanding as of the end of the fiscal year, which does not include that of treasury stock.
4. For the fiscal year 1999, the main factor that caused the decrease in net sales was a decline in domestic sales volumes. The main reasons that caused the net loss were recording the restructuring costs stated in the Nissan Revival Plan and a lump-sum amortization of past service pension liabilities as extraordinary losses. The main factors leading to the decrease in shareholders' equity per share were the net loss and the increase in total number of shares outstanding through a capital increase allocated to Renault.
5. For the fiscal year 2000, the main factor increasing net income was an effect of Nissan Revival Plan which was going faster than expectations and which had brought a new momentum to the company worldwide.
6. For the fiscal year 2001, the main factors leading to the increase in shareholders' equity per share are the net income and exercise of the warrants by Renault.
Net income is unchanged from previous year despite higher operating profit described in Section (1) mainly due to the re-evaluation of investment securities in subsidiaries.

2 Issues and Outlook for the Fiscal Year Ahead

As we plan to launch a total of 12 new products worldwide in this FY2002, we expect to see our overall global sales volume to increase significantly.

In Japan, we foresee the continuation of challenging economic conditions and expect a slight decrease in total demand for automobiles.
With 6 new products being deployed in Japan, including 3 all-new entry-level cars contributing to the momentum, we forecast our sales to increase.

In the U.S., we expect Nissan's sales volume to increase even in the midst of a foreseeable decline in the market. The Altima, which received the 2002 North American Car of the Year Award, along with other products being launched under both the Nissan and Infiniti brands will contribute to this volume.

In Europe, uncertainty remains in the market environment, but with new products such as the Primera rejuvenating the product line-up, we will continue in the process of restoring the profitability of our sales.

For General Overseas Market, we continue to forecast a positive growth trend following good results since FY01 as we launch new products and enter new markets.

FY2002 will mark the 1st year of our new 3-year business plan called Nissan 180, which sets forth 3 objectives (consolidated basis) of

- 1: one million additional unit sales worldwide on an annualized basis by the end of FY04, based on FY01 for Nissan and associated brands
- 8: an 8% consolidated operating margin in FY04 on constant accounting standards, putting us in the top rank of global automakers.
- 0: being free of net consolidated automotive debt on constant accounting standards in order to have the flexibility to make investment decisions based solely on their return.

Nissan 180 has been built on the foundations of the Nissan Revival Plan, as we drive towards lasting profitable growth.

Nissan has achieved these results with the strong belief and support of our shareholders. We would like to express our gratitude and ask for your continuous support in the years to come.

3 Corporate Data

(as of fiscal year-end, March 31, 2002).

(1) Principal Business Operations

The Company's business divisions and principal products are as follows:

Division		Principal products
Automobile Division	Passenger cars	President, Cima, Cedric, Gloria, Laurel, Cefiro, Skyline, Crew, Bluebird Sylphy, Primera, Primera Wagon, Sunny, March, Silvia, Stagea, Avenir, Wingroad, Elgrand, Serena, Presage, Bassara, Liberty, Tino, Cube, Safari, Terrano, Terrano Regulus, X-trail, Hypermini
	Commercial vehicles	Expert, AD Van, Caravan, Vanette, Datsun, Atlas, Civilian
	Overseas production parts and components	Various production parts and components for overseas plants
	Accessory and repair parts	Various service parts for domestic and overseas use
Industrial Machinery		Gasoline, diesel and battery-powered forklifts

(2) Principal Offices, Facilities and Factories in Japan

Registered Head Office: 2, Takara-cho, Kanagawa-ku, Yokohama, Kanagawa Prefecture

Office / Facility / Factory	Location
Corporate Headquarters	Tokyo
Yokohama Plant	Kanagawa Prefecture
Kurihama Plant	Kanagawa Prefecture
Oppama Plant, Wharf and Central Engineering Laboratories	Kanagawa Prefecture
Tochigi Plant	Tochigi Prefecture
Kyushu Plant and Kanda Wharf	Fukuoka Prefecture
Iwaki Plant	Fukushima Prefecture
Zama Operations Office	Kanagawa Prefecture
Nissan Technical Center	Kanagawa Prefecture
Hokkaido Proving Grounds	Hokkaido
Sagamihara Parts Center	Kanagawa Prefecture
Honmoku Wharf	Kanagawa Prefecture
Nissan Education Center	Kanagawa Prefecture

Note: Nissan Motor Co. Ltd., ceased production of units at Kurihama Plant on March, 2002.

(3) Share Data

① Number of authorized shares 6,000,000,000

② Number of shares issued 4,517,045,210
(including 539,750,000 new shares issued by Renault's exercising the warrants of Warrant Bond).

③ Number of shareholders 114,032
(a decrease of 2,023 compared with the previous fiscal year-end).

④ Principal Shareholders

		Number of shares (thousands)	% of total
1.	Renault	2,004,000	44.4
2.	The State Street Bank and Trust Company	147,378	3.3
3.	The Mitsubishi Trust and Banking Corporation (Trust)	128,256	2.8
4.	Japan Trustee Services Bank Ltd. (Trust)	102,180	2.3
5.	The Dai-ichi Mutual Life Insurance Company	95,957	2.1
6.	The Chase Manhattan Bank N.A. London	87,420	1.9
7.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	86,635	1.9
8.	Nippon Life Insurance Company	80,505	1.8
9.	Boston Safe Deposit BSDT Treaty Clients Omnibus	66,800	1.5
10.	UFJ Trust Bank Limited (Trust A)	62,778	1.4

Nissan's Investments in its Principal Shareholders

		Number of shares (thousands)	% of total
1.	Renault	—	—
2.	The State Street Bank and Trust Company	—	—
3.	The Mitsubishi Trust and Banking Corporation (Trust)	—	—
4.	Japan Trustee Services Bank Ltd. (Trust)	—	—
5.	The Dai-ichi Mutual Life Insurance Company	—	—
6.	The Chase Manhattan Bank N.A. London	—	—
7.	The Chase Manhattan Bank N.A. London S.L. Omnibus A/C	—	—
8.	Nippon Life Insurance Company	—	—
9.	Boston Safe Deposit BSDT Treaty Clients Omnibus	—	—
10.	UFJ Trust Bank Limited (Trust A)	—	—

Notes: 1. The number of shares has been rounded down to the nearest thousand.
2. Nissan Motor Co., Ltd. acquired 37,799 thousand shares of Renault equivalent to 13.5% through Nissan's wholly owned subsidiary, Nissan Finance Co., Ltd..

(4) Acquisition, sale etc, and holding of treasury stock

① Treasury stock acquired

Acquisition by the purchase of fractional unit shares

Ordinary share ....382,930 shares

Total value of treasury stock acquired ....301 million yen

② Treasury stock sold

Ordinary share ....220,000 shares
Total value of treasury stock sold ....179 million yen

③ Treasury stock as of March 31, 2002

Ordinary share ....173,987 shares

(5) Employee Information

Number of employees	Change from the previous year	Average age	Average years of service
30,365(227)*1	(382)*2	40.4	19.7

Notes: 1. Number of employees is a employees head count. ( )*1 indicates a part-time worker in the end of a term. (not included in number of employees)
2. ( )*2 indicates a decrease.

(6) Principal Group Companies

① List of name, capital, ratio of share holdings, main business

Company name main business	Capital [¥ millions]	% ratio of share holding
JATCO TransTechnology Ltd. Manufacture/sale of auto parts	29,935	99.7
Nissan Diesel Motor Co., Ltd. Manufacture/sale of vehicles and auto parts	13,603	(22.7)
Unisia JECS Corporation Manufacture/sale of auto parts	12,900	25.3
Calsonic Kansei Corporation Manufacture/sale of auto parts	12,048	(33.9)
Aichi Machine Industry Co., Ltd. Manufacture/sale of auto parts	8,518	41.4
Nissan Shatai Co., Ltd. Manufacture/sale of vehicles and auto parts	7,904	42.6
Nissan Financial Services Co., Ltd. Leasing and financing of vehicles	3,887	100.0
Nissan Finance Co., Ltd. Financial and accounting services for group companies	2,491	100.0
Nissan Kohki Co., Ltd. Manufacture/sale of auto parts	2,020	(90.9)
Aichi Nissan Motor Corporation Sale of vehicles and auto parts	4,000	100.0
Tokyo Nissan Motor Corporation Sale of vehicles and auto parts	3,400	100.0
Nissan Prince Tokyo Motor Sales Co., Ltd. Sale of vehicles and auto parts	3,246	100.0
Nissan Satio Osaka Co., Ltd. Sale of vehicles and auto parts	2,000	(100.0)

Company name main business	Capital [millions]	% ratio of share holding
Nissan North America, Inc. Headquarters for North American operations Manufacture/sale of vehicles and auto parts	US$ 1,791	100.0
Nissan Motor Acceptance Corporation Retail and wholesale vehicle financing in the U.S	US$ 499	(100.0)
Nissan Forklift Corporation, North America Manufacture/sale of industrial machinery, industrial engines and parts	US$ 34	(100.0)
Nissan Technical Center North America, Inc. Vehicle R&D, evaluation, certification	US$ 16	(100.0)
Nissan Canada, Inc. Sale of vehicles and auto parts	C$ 68	(100.0)
Nissan Mexicana, S.A. de C.V. Manufacture/sale of vehicles and auto parts	Peso 17,056	99.9
Nissan Motor Manufacturing (UK) Ltd. Manufacture/sale of vehicles and auto parts	£ 250	(100.0)
Nissan Motor (GB) Ltd. Sales of vehicles and auto parts	£ 136	(100.0)
Nissan Technical Centre Europe Limited Vehicle R&D, evaluation, certification	£ 15	(100.0)
Nissan Europe N.V. Headquarters for European sales and manufacturing operations	Euro 773	100.0
Nissan Motor Ibérica, S.A. Manufacture/sale of vehicles and auto parts	Euro 725	(99.7)
Nissan Motor Co. (Australia) Pty. Ltd. Sale of vehicles and auto parts	A$ 290	100.0

Notes: 1. The figures for paid-in capital are rounded down to the nearest unit.
2. ( ) indicates that the figure includes indirect ownership.
3. JATCO TransTechnology Ltd. changed its name to JATCO Ltd. on April 1, 2002.

② Operations and Results
(Consolidated Financial Summary)

Nissan Motor has 297 consolidated subsidiaries (313 in the previous fiscal year) and 49 affiliates (54 in the previous fiscal year) accounted for by the equity method.

Consolidated net sales is 6,196.2 billion yen, an increase of 106.6 billion yen compared to the previous fiscal year.

Consolidated net income is 372.2 billion, an increase of 41.1 billion yen compared to the previous fiscal year.

③ Operations and Results
(Principal Developments within The Nissan Group)

Nissan Motor Co., Ltd. sold its holding in Tennex

Corporation to MAHLE Filtersysteme GmbH on April 20, 2001.

Tokyo Nissan Motor Corporation and Seibu Nissan Sales Co., Ltd. merged on July 1, 2001 to become Tokyo Nissan Motor Corporation, aiming at rationalizing domestic dealer network.

Nissan Prince Tokyo Motor Sales Co., Ltd. and Nissan Satio Tokyo Co., Ltd. transferred part of both business to Nissan Prince Nishitokyo Motor Sales Co., Ltd. by corporate spin-off, and merged on October 1, 2001 to become Nissan Prince Tokyo Motor Sales Co., Ltd., aiming at rationalizing domestic dealer network.

Nissan Motor Co., Ltd. sold its holding in KIRIU Corporation (old company name: Kiriu Machine Mfg. Co., Ltd.) to Unison Industrial Partners Co., Ltd. by take-over bid on December 27, 2001.

Nissan Europe N.V. sold its holding in Nissan Motor Deutschland GmbH to Renault on January 15, 2002, aiming at integrating operations with Renault in Europe.

④ Principal Tie-up Relationship

Corporate name of partner	Scope of tie-up	Contract date
Ford Motor Co.	Cooperative agreement in multi-purpose vehicle development and production	August 1990
Renault	Broad automotive business alliance, including capital participation	March 1999

(6) Major Lenders

	Amount of outstanding loan [¥ billions]	Number of shares of the Company held ['000s]	Percentage of issued shares [%]
1. Development Bank of Japan	58.9	–	–
2. Sumitomo Mitsui Banking Corporation	50.0	–	–
3. The Fuji Bank, Limited	31.4	–	–
4. The Dai-ichi Mutual Life Insurance Company	30.9	95,957	2.1
5. Nippon Life Insurance Company	16.0	80,505	1.8
6. The Industrial Bank of Japan, Limited	13.5	4,150	0.1
7. Meiji Life Insurance Company	13.0	5,012	0.1
8. Sumitomo Life Insurance Company	10.0	22,401	0.5
9. The Yasuda Mutual Life Insurance Company	9.0	20,000	0.4
10. Mitsui Mutual Life Insurance Company	5.0	7	0.0

Note: The figures for loan amounts and number of shares have been rounded down to the nearest unit.

(7) Directors and Statutory Auditors

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President	
Carlos Ghosn*	Japan Operations(MC-J), Human Resources, Administration for Affiliated Companies, Alliance Coordination, Communications, Support, Organization and Administrative efficiency, Global Internal Audit
Directors	
Hisayoshi Kojima	Manufacturing(Vehicle & Powertrain), SCM(Supply Chain Management), Technology and Engineering Development(Powertrain), Industrial Machinery, Marine
Itaru Koeda	Purchasing, European Operations(MC-E)
Nobuo Okubo	Customer Service, Vehicle 3-3-3 Promotion, Technology and Engineering Development(Vehicle) –Nissan Reseach Center
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), GOM Operations (MC-GOM), Global Parts Business
Patrick Pelata	Planning and Design
Thierry Moulonguet	CFO, Finance & Treasury, Global IS, IR
Statutory Auditors	
Hiroshi Moriyama#	Full time
Haruhiko Takenaka	Full time
Keishi Imamura#	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.
2. Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are outside statutory auditors provided for in Paragraph 1 of Article 18 of the "Act Providing an Exception to the Commercial Code for Auditing Stock Companies."
3. # indicates Directors and Statutory Auditors newly elected at the 102nd Ordinary General Meeting of Shareholders, held on June 21, 2001.

4. During the fiscal year (FY2001) the following Directors and Statutory Auditors retired from the Company:

Position at Time of Leaving	Name	Responsibilities at Time of Leaving	Date of Leaving
Director	Hiroshi Moriyama	Assistant to President	June 21, 2001 (expired)
Auditor	Tadao Takei	Full time	June 21, 2001 (expired)
Auditor	Shozo Yoshimatsu	Full time	June 21, 2001 (expired)

5. On April1, 2001, certain responsibilities of the Directors were changed. The system of Directors after the change is as follows:

Officer	Responsibilities
Chairman	
Yoshikazu Hanawa*	
President	
Carlos Ghosn*	Japan Operations(MC-J), Human Resources, Administration for Affiliated Companies, Alliance Coordination, Global Communications and IR Support, Organization and Administrative efficiency, Global Internal Audit, China Operations
Directors	
Itaru Koeda	Purchasing, European Operations(MC-E)
Nobuo Okubo	Customer Service, 3-3-3 Promotion (Vehicle & Powertrain), Technology and Engineering Development(Vehicle & Powertrain) —Nissan Research Center
Norio Matsumura	Global Sales and Marketing, North American Operations(MC-NA), GOM Operations (MC-GOM), Global Aftersales Business
Patrick Pelata	Planning and Design —Market Intelligence Dept.
Thierry Moulonguet	CFO, Finance & Treasury, Global IS
Hisayoshi Kojima	Assistant to President
Statutory Auditors	
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Keishi Imamura	Full time
Hideo Nakamura	

Notes: 1. * indicates a representative director.

2. Tadao Takahashi assumed the position of responsible for Manufacturing (Vehicle & Powertrain), SCM(Supply Chain Management), Technology and Engineering Development (Powertrain), Industrail Machinery and Marine as successor to Director Hisayoshi Kojima.
We have proposed to select Tadao Takahashi as Director at the 103rd Ordinary General Meeting of Shareholders, held on June 20, 2002.

2. Non-consolidated Balance Sheets

(As of March 31, 2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**1,680,664**
Cash on hand and in banks	142,663
Notes receivable	3
Accounts receivable	355,054
Finished products	52,052
Work in process	28,607
Raw materials & supplies	22,495
Deferred tax asset	28,974
Short-term loans receivable	1,040,414
Other accounts receivable	38,763
Other current assets	25,200
Allowance for doubtful accounts	(53,566)
Fixed assets	**2,228,675**
Property, plant & equipment	**545,922**
Buildings	142,582
Structures	30,496
Machinery & equipment	156,421
Vehicles	6,756
Tools, furniture and fixtures	35,596
Land	148,565
Construction in progress	25,503
Intangible assets	**22,431**
Utility rights	162
Software	21,472
Other intangible assets	796
Investments & other assets	**1,660,320**
Investments in securities	87,389
Investments in subsidiaries	1,362,000
Long-term loans receivable	37,705
Long-term prepaid expenses	7,138
Deferred tax asset	186,800
Other investments	15,083
Allowance for doubtful accounts	(35,797)
Deferred assets	**5,690**
Bond issue discount and expenses	5,690
Total assets	**3,915,031**

	Amount
LIABILITIES	
Current liabilities	**841,164**
Notes payable	4,041
Accounts payable	332,383
Short-term borrowings	80,000
Current maturities of long-term borrowings	32,925
Commercial paper	56,000
Current maturities of bonds	82,566
Other accounts payable	21,647
Accrued expenses	141,625
Deposits received	5,049
Employees' savings deposits	58,698
Other current liabilities	26,228
Long-term liabilities	**1,244,813**
Bonds	807,400
Long-term borrowings	135,118
Long-term deposits received	2,294
Accrued warranty costs	68,385
Accrual for losses on business restructuring	15,910
Accrued retirement benefits	215,706
Total liabilities	**2,085,978**
SHAREHOLDERS' EQUITY	
Common stock	**604,556**
Legal reserve	**857,051**
Capital surplus	803,212
Legal reserve	53,838
Retained earnings	**365,202**
Reserve for reduction of replacement cost of specified properties	53,025
Reserve for losses on overseas investments	7,056
Reserve for special depreciation	1,375
Unappropriated Gain	303,745
<Net income>	<183,449>
Unrealized holding gain on securities	**2,371**
Treasury stock	**(129)**
Total shareholders' equity	**1,829,052**
Total liabilities & shareholders' equity	**3,915,031**

3. Non-consolidated Statements of Income
(FY2001)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ORDINARY INCOME/LOSS	
Operating revenue/expenses	
Operating revenue	**3,019,860**
Net sales	3,019,860
Operating expenses	**2,777,581**
Cost of sales	2,362,435
Selling, general and administrative expenses	415,145
Operating income	**242,279**
Non-operating income/expenses	
Non-operating income	**13,367**
Interest and dividend income	8,353
Other non-operating income	5,014
Non-operating expenses	**57,714**
Interest expence	16,821
Amortization of retirement benefit obligations at transition	18,218
Other non-operating expenses	22,675
Ordinary income	**197,932**
EXTRAORDINARY GAINS/LOSSES	
Extraordinary gains	**63,328**
Gains on sales of property, plant and equipment	22,122
Gains on sales of investment securities	37,151
Other extraordinary gains	4,054
Extraordinary losses	**188,244**
Devaluation loss on investments and receivables	129,613
Losses on sales of property, plant and equipment	4,099
Losses on sales of investment securities	43,707
Other extraordinary losses	10,823
Income before income taxes	**73,016**
Income taxes	7,941
Income taxes deferred	(118,373)
Net income	**183,449**
Retained earnings brought forward	120,295
Unappropriated gain	**303,745**

Notes to non-consolidated financial statements

1. As for the amount, less than 1,000,000Yen is rounded down.
2. Monetary receivables from and payables to subsidiaries:

Short-term monetary receivables:	Yen	1,271,407 million
Long-term monetary receivables:	Yen	34,244 million
Short-term monetary payables:	Yen	55,769 million
Long-term monetary payables:	Yen	3 million

3. Accumulated depreciation of property, plant and equipment amounted to Yen 1,380,057 million.
4. In addition to the fixed assets recorded in the balance sheet, there are principal fixed assets held under lease contracts including computers, certain dies and equipment used in automobile production.
5. Principal assets denominated in foreign currencies:

   Investments in subsidiaries: Yen 1,130,970 million

   Major foreign currency investments:

EUR	2,797,899 thousand
M.Pesos	17,036,600 thousand
US$	1,847,126 thousand

   Investments in securities: Yen 34,135 million

   Major foreign currency investments:

NT$	3,949,282 thousand
BAHT	2,318,027 thousand

6. Assets pledged as collateral:
   Investments in securities: Yen 10,968 million
7. As endorser of documentary export bills discounted with banks: Yen 1,047 million
8. Guarantees and other items: ( ) refers to those relating to subsidiaries
   - Guarantees total yen 399,988 million (yen 198,715 million),
     including yen 175,512 million in employee's residence mortgages which are insured in full.
     and yen 25,500 million mortgages with pledge.
   - Commitment to provide guarantees total yen 1,454 million
   - Letter of awareness and others total yen 46,765 million (yen 46,765 million)
   - Letter of awareness concerning ABS total yen 256,812 million (yen 195,493 million)

   The Company entered into Keepwell Agreements with certain overseas finance subsidiaries to support their credibirity.
   Liabilities of such subsidiaries totaled yen 1,588,289 million
9. Balance and exercise price of warrant in accordance with bond with warrant attached (as of balance sheet date)

	Balance of warrant	Exercise price
Unsecured First bond with warrant attached	Yen 5,800 million	554 yen
Euro Yen due 2006 bond with warrant attached	Yen 15,000 million	429 yen
Euro Yen due 2007 bond with warrant attached	Yen 45,000 million	764 yen
Euro Yen due 2008 bond with warrant attached	Yen 52,800 million	880 yen

10. Certain investments in securities and derivative financial instruments are revalued and carried at fair value in the accompanying balance sheet. The increase in net assets resulting from such revaluation to be disclosed in accordance with Article 290-1(6) amounted to Yen 5,843 million as of March 31, 2002.
11. Net income per share: Yen 45.61 (calculated based on the total number of shares outstanding during the current fiscal year.)
12. Sales to subsidiaries: Yen 2,259,357 million
    Purchases from subsidiaries: Yen 483,098 million
    Transactions with subsidiaries other than operating transactions: Yen 21,717 million

Significant Accounting Policies

1. Valuation of marketable securities

   Marketable securities are valued by fair value method based on the market price at the balance sheet date.

   Valuation differences are directly charged in shareholders' equity and cost of sold securities is determined by the moving average method.

2. Valuation of inventories

   Finished products, work in process and purchased parts included in raw materials & supplies are stated at the lower of cost or market. The cost is determined by the average method.

   Raw materials & supplies except purchased parts are stated at the lower of cost or market.

   The cost is determined by the last-in, first-out method.

3. Depreciation of property,plant and equipment

   Depreciation of property, plant and equipment is calculated by straight-line method based on the estimated useful lives and economic residual value determined by the Company.

4. Accounting for Reserves and Allowances

   (1) Allowance for doubtful accounts

   The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debts experience for normal receivables plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

   (2) Accrued warranty costs

   Accrued warranty costs is provided to cover all service costs expected to be incurred during the entire warranty period under provisions of warranty contracts at the amount calculated with reference to past experience.

   (3) Accrued for losses on business restructuring

   Accrual for losses on business restructuring is provided for costs expected to be incurred as a result of the business reform under the Nissan Revival Plan at the amount estimated to be reasonable.

   This accrual is provided under Article 287-2 of the Commercial Law.

   (4) Accrued retirement benefits

   Accrued retirement benefits are provided for the payment of retirement benefits at the amount calculated based on the retirement benefit obligation and the fair value of pension plan assets at the end of this fiscal year.

   The net retirement benefit obligation at transition is being amortized over a period of 15 years by the straight-line method.

   Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

   Actuarial gain or loss is amortized in the year following the year in which the gain or loss is recognized by the straight-line method over periods which are shorter than the average remaining years of service of the eligible employees.

5. Consumption Tax

   Transactions subject to consumption tax are recorded at amounts exclusive of consumption tax.

4. Proposal for Appropriation statement of Retained earnings

	Yen
Unappropriated retained earnings	303,745,173,882
Reversal of reserve for reduction of replacement cost of specified properties	5,934,947,382
Reversal of reserve for losses on overseas investments	1,462,270,489
Reversal of reserve for special depreciation	609,021,395
Total	**311,751,413,148**

The proposed appropriations are as follows:

Cash dividend <8 yen per share/4 yen per issued share in FY01>	33,975,969,784
Director's Bonus	390,000,000
Provision for reserve for reduction of replacement cost of specified properties	9,865,163,118
Provision for reserve for special depreciation	67,332,680
Retained earnings carried forward to next year	**267,452,947,566**

Note: The provisions for and reversals of the reserves for reduction of replacement cost of specified properties, losses on overseas investments, and special depreciation are made in accordance with the Special Taxation Measures Law.

5. Certified Public Accountants' Report

May 13, 2002

Nissan Motor Co., Ltd.
President Carlos Ghosn

Shin Nihon & Co.
Representative Partner Kazuo Suzuki
Representative Partner Yasunobu Furukawa
Representative Partner Kenji Ota

Pursuant to Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audits, etc. of Joint Stock Corporations," we have examined the balance sheet, the income statement, the accounting matters to be stated in the business report, the proposal for appropriation of retained earnings and the accounting matters to be stated in the supporting schedules of Nissan Motor Co., Ltd. for the 103rd fiscal term from April 1, 2001 to March 31, 2002. The accounting matters which we have examined in the business report and the supporting schedules are those derived from the accounting books and records of the Company.
Our examination was made in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. Our examination included auditing procedures on the accounts of subsidiaries that we considered necessary.
As a result of our examination, it is our opinion that:

a) the balance sheet and the income statement present properly the Company's financial position and the results of its operations in accordance with the related regulations and the Articles of Incorporation.

b) the accounting matters stated in the business report present properly the Company's affairs in accordance with the related regulations and the Articles of Incorporation.

c) the proposal for appropriation of retained earnings is presented in accordance with the related regulations and the Articles of Incorporation.

d) there is nothing to point out as to the accounting matters stated in the supporting schedules in accordance with the provisions of the Commercial Code.

We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

—That's all.—

Note: CENTURY OTA SHOWA & CO., the Company's statutory accountant, changed its corporate name to Shin Nihon & Co. as of July 1, 2001.

6. Statutory Auditors' Report

The Statutory Audit Committee, having received from each Statutory Auditor his report on the results of, and methods used in, the audit of the duties executed by the directors of the company in the course of the 103th fiscal year from April 1, 2001 through to March 31, 2002, after due consideration and deliberation, hereby submits its report as follows.

1. Outline of the auditing procedures
   Members of the committee attended every meeting of the Board of Directors, as well as other important meetings, from time to time received reports from the directors and others concerning the business operations of the company, and reviewed important business documents. Furthermore, independent investigations of the Head Office and main business and branch office activities were conducted and subsidiaries of the company were required to submit reports on their business operations whenever necessary. Finally, the committee received from certified public accountants reports on their examinations, audits and inspections and scrutinized the relevant accounting documents.
   In addition to the regular internal auditing procedures, the committee received reports from the directors and others as it deemed necessary relating to dealings and transactions effected between the company and its directors and subsidiaries that could have involved conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business. These reports too were scrutinized in great detail.

2. Results of the audit
(1) The committee finds the auditing methods used in the examination of the financial statements of the company and the results arrived at by Shin Nihon & Co. to be fair and reasonable.
(2) The committee acknowledges that the contents of the business report comply with the applicable laws and regulations and the provisions of the Articles of Incorporation of the company, and do fairly represent the company's position.
(3) The committee finds nothing in the proposal for appropriation statement of retained earnings that does not fairly represent the status of the company's financial position.
(4) The supporting schedules constitute a full and fair account of the financial position of the company.
(5) As to the execution of duties by the directors, including their duties concerning the subsidiaries of the Company the committee has discovered no illegal acts, irregular dealings or transactions or suchlike, nor has it found any material facts to be in violation of the applicable laws and regulations or the Articles of Incorporation of the company. Moreover the committee has no found no breach of duties by directors with regard to any activities involving conflicts of interest, directors trading in competition with the Company, undue remuneration from the Company, trading in treasury stock or any other trading between the Company and its subsidiaries and directors outside the normal course of business.

May 15, 2002

Nissan Motor Co., Ltd.	Statutory Audit Committee
Statutory Auditor (full time)	Hiroshi Moriyama
Statutory Auditor (full time)	Haruhiko Takenaka
Statutory Auditor (full time)	Keishi Imamura
Statutory Auditor	Hideo Nakamura

Note: Haruhiko Takenaka, Keishi Imamura and Hideo Nakamura are special external company auditors, as laid down by the Commercial Code of Japan, Section 18, Article 1.

—That's all.—

Shareholder Memo

Fiscal Year-End	March 31
Record Date	March 31 (for interim dividends: September 30)
General Shareholders' Meeting	June
Proxy Record Date	March 31
Transfer Agent and Register	The Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku Tokyo 105-8574 Japan
Business Office of Transfer Agent	The Chuo Mitsui Trust & Banking Co., Ltd. Stock Transfer Agency Department 8-4, Izumi 2-chome, Suginami-ku Tokyo 168-0063 Japan Tel: (03)3323-7111
Other Offices of Transfer Agent	• Any domestic branch of The Chuo Mitsui Trst & Banking Co., Ltd. • The head office and branches of Japan Securities Agent Co., Ltd.
Stock Transaction Commissions	There is no charge for the transfer of shares. There is a ¥210 per-certificate charge (include consumption tax) for the issue of new shares.
Public Notices	The *Nihon Keizai Shimbun*, published in Tokyo

---

Company Name:	NISSAN MOTOR CO., LTD.
Registered Head Office:	2 Takara-cho, Kanagawa-ku, Yokohama-shi, Kanagawa 220-8623 Japan
Corporate Headquarters:	17-1, Ginza 6-chome, Chuo-ku, Tokyo 104-8023 Japan Tel: (03)3543-5523


NISSAN
MOTOR COMPANY


NISSAN

第103期報告書

自　平成13年4月 1 日
至　平成14年3月31日


2001

日産自動車株式会社

もくじ

表紙：マーチ

株主の皆様へ

株主の皆様には、ますますご清祥のこととお喜び申しあげます。

当社平成13年度の報告書をお届けするに当たり、一言ご挨拶申しあげます。

「日産リバイバル・プラン（NRP）」は終了いたしました。NRP開始から2年間で、NRPで公表いたしましたコミットメント（必達目標）につきましては、全て1年前倒しで公約以上の実績を達成することができました。

NRPの達成により、当社は、過去最高の連結決算を株主の皆様にご報告できることとなりました。

平成13年度の連結営業利益は、前期比68.5%増の4,892億円、連結売上高営業利益率は7.9%、連結当期純利益は3,723億円となりました。特に下半期には、NRPのもとで計画された積極的な新商品の投入により、連結営業利益が大幅に向上いたしました。

この業績向上が生み出したキャッシュにより、5,210億円の有利子負債を返済し、平成13年度末の自動車事業の連結実質有利子負債残高は4,317億円と、過去24年間で最低水準となりました。

NRPを実行し成果をあげたことで、現在、当社は、成長に向けた準備が整っております。平成14年度は「日産180」とともにスタートいたしましたが、この計画はさらに高水準の業績を達成し、継続的な利益ある成長という当社にとりまして新たな局面を開くことを目的としております。

この新たな3カ年の事業計画である「日産180」の目標は、その名称の数字に表れております。すなわち、平成16年度末にグローバルでの販売台数を100万台増やし、8%の連結売上高営業利益率を実現し、自動車事業の連結実質有利子負債をゼロにするというものであります。

これは将来の当社のあるべき姿であり、その実現に向け、当社の持てる実力を最大限発揮してまいる所存でありますので、今後とも、一層のご支援とご指導を賜りますようお願い申しあげます。

塙 義一

取締役会長
塙　義一

Carlos Ghosn Bichara

取締役社長
カルロス　ゴーン

販売・生産及び連結業績の状況

グローバル販売台数（小売り）

（単位：千台）


2,632
2,597
平成12年度
平成13年度
日本
米国・カナダ
欧州
その他

グローバル販売（小売り）(注1)	平成13年度	平成12年度（単位：千台）
日本	714	733
米国・カナダ	778	793
欧州 (注2)	484	533
その他 (注2)	621	573
計	2,597	2,632

グローバル生産台数

（単位：千台）


2,614
2,475
平成12年度
平成13年度
日本
米国
メキシコ
英国
スペイン
その他

グローバル生産 (注3)	平成13年度	平成12年度（単位：千台）
日本	1,273	1,314
米国	363	353
メキシコ	329	334
英国	290	332
スペイン	110	154
その他	110	127
計	2,475	2,614

（注）1. グローバル販売台数（小売り）には、生産用部品として出荷され、在外会社で組み立てられた車両を含む。
2. 欧州及びその他の一部は、1月～12月ベース。
3. 生産台数は、全て4月～3月ベース。

連結売上高

（単位：億円）


60,896
61,962
平成12年度
平成13年度

連結営業利益

（単位：億円）


2,903
4,892
平成12年度
平成13年度

連結経常利益

（単位：億円）


2,823
4,147
平成12年度
平成13年度

連結当期純利益

（単位：億円）


3,311
3,723
平成12年度
平成13年度

連結実質有利子負債残高（自動車事業）

（単位：兆円）


0.953
0.432
平成12年度
平成13年度

連結事業報告

「日産リバイバル・プラン（NRP）」開始以来2年が経過いたしました。現在、当社は、NRPを1年前倒しで完了したことにより1つの章が終了し、「日産180」をスタートする新たな章の幕開けという、当社の歴史の中での節目を迎えております。平成13年度の重要な事項といたしましては、NRPの達成、過去最高利益の計上、将来に向けた投資及び「日産180」の予定より早い開始についての発表があげられます。当社は、世界的に競争力のあるグローバルな自動車会社になることを目指して、大きな1歩を踏み出しております。

NRPを1年前倒しで完了

平成11年10月に発表いたしましたNRPは、数々の章から構成されており、中でも、商品ラインアップの刷新、ブランド力の強化、コアとなる自動車及び技術への資源の再配分並びに効率の向上がその重点目標でありました。平成13年度末をもちまして、当社はNRPで公約いたしましたコミットメント並びに行動計画の全てを予定より1年早く達成し、これにより、利益ある成長を目指す次の章である「日産180」に着手しております。

連結営業利益
平成9年～13年度
（単位：億円）

5,000
4,000
3,000
2,000
1,000
0
9 10 11 12 13

平成13年度の連結売上高は、前期比1.8%増の6兆1,962億円となりました。連結営業利益は、前期の2,903億円より68.5%改善し過去最高の4,892億円となりました。この結果、連結売上高営業利益率は7.9%となり、過去最高となりました。

連結実質有利子負債残高（自動車事業）
（単位：兆円）


平成
3月
12
3月
13
3月
14
1.349
0.953
0.432

NRPの主な成果

全ての公式コミットメントの達成に加えて、NRPをサポートし首尾一貫した取り組みを可能にした主要な行動計画も実践され、その目標を達成いたしました。

購買コスト

20%の購買コスト削減目標は達成されました。取引サプ

ライヤー数につきましては、部品メーカー数を40%削減し700社に、また、サービスサプライヤー数も60%削減いたしました。購買機能のよりグローバルな取り組みから、ルノーニッサン パーチェシング オーガニゼーションの設立までに至る購買機能の大幅な改革により、当社はトップ企業との格差を縮め、さらに競争力を高めつつあります。日産3-3-3プログラムのもと、当社の購買部門、開発部門及びサプライヤーとの間にパートナーシップが醸成され、三位一体となって取り組んだ結果、日産3-3-3は、購買コスト削減総額の40%以上に貢献し、このような成果の達成に極めて重要な役割を果たしました。

生産

生産面では、5工場を閉鎖する計画が完了いたしました。この結果、工場の稼働率はNRP実施以前の平均51%から75%へと向上いたしました。当社のプラットフォーム構成と生産体制は集約、スリム化されております。具体的には、日本国内において、NRP実施以前は7工場で24のプラットフォームを使用しておりましたが、現在では4工場で15のプラットフォームでの生産となっております。

販売マーケティング

当社の国内における販売網は、一部の連結販売子会社を効率向上のために統合するとともに、その他の連結販売子会社につきましても、起業家精神を高揚するため、地場資本等への売却あるいはマネジメント・バイ・アウト(経営陣等による企業買収)によって、合理化を図りました。NRP実施以前は、当社の販売拠点数の10%強に相当する355店が不採算あるいは重複立地となっておりましたが、これらの店舗を閉鎖し合理化を行いました。この結果、国内における当社の連結販売子会社数は2割減少し80社となっております。

グローバル従業員数

平成13年度末の連結ベースの当社従業員数は、当初目標の平成14年度末127,000名に対し、125,100名となり、NRPでの21,000名削減という目標値を上回っております。その大部分が自然減及び定年退職によるものでありますが、ノン・コア・ビジネスの売却によるものも含まれております。

研究開発

当社の研究開発活動におけるプロジェクトごとの効率向上も、計画を上回る実績をあげることができました。2年弱で25%以上の効率向上を達成し、さらなる商品・技術開発を支えるための資源を生み出しております。

ノン・コア資産の売却

ノン・コア資産の売却を進めた結果、同じく予定より1年早くこの2年間で総額5,300億円を上回るキャッシュを生み出しております。これらの資金の多くは、当社の有利子負債の圧縮に充てられ、その結果、資金をコアである自動車事業の今後の発展を支えるための活動に振り向ける余裕が生まれております。

これらの成果は、NRPを果敢にかつ妥協することなく遂行したことによって得られたものであります。NRPを当初計画の3年間ではなく2年間で達成できましたことは、NRPの精神を受け入れた当社従業員や当社のパートナーであるサプライヤー、販売会社及びその他の多くの関係者の多大な努力の賜物であります。また、このことはルノーと当社との提携関係が、大きな将来への可能性を有していることを示すものでもあります。

販売状況

平成13年度中にNRPを達成できましたことは、当社にとりまして大きな成果であり、日本国内での「マーチ」及び米国での「アルティマ」並びに「エクストレイル」等、商品ラインアップを刷新し強化してまいりましたことが、平成13年度下半期における販売台数増に貢献いたしました。

当社のグローバルでの販売台数は、前期比1.4%減の2,597千台となりました。半期ごとの販売実績は、上半期より下半期の販売が堅調に推移いたしました。上半期の販売は前期比3.6%減となりましたが、下半期には0.8%増となりました。これは、NRPのもとで計画されていた積極的な新商品投入によるものであります。

日本

平成13年度の当社国内販売台数は、前期比2.6%減の714千台となりましたが、シェアは0.1%上昇の17.9%となり



ました。当社は、新型「ステージア」を始めとする新型車や「セレナ」、「ウイングロード」、「リバティ」などのマイナーチェンジ車を市場投入いたしましたが、販売台数は全体需要低迷の影響により減少いたしました。しかし、注目すべきことは、本年2月末に発表いたしました新型「マーチ」が好調な滑り出しを見せ、日本市場における業績向上に大きく貢献するという明るい兆候を示していることであります。

- 新型「マーチ」は、運転のしやすさと洗練されたデザインを誇り、世界最高水準の環境性能と安全性能を確保しております。この新型車は、ルノーとの共通プラットフォームのもと開発された、当社のエントリーレベル・ラインアップを刷新する最初の商品であります。同車は発売後1週間で約25,000台の受注を獲得いたしました。これは最近の日本の自動車メーカーの受注としては、最多記録となるものであります。

北米

平成13年度の当社米国販売台数は前期比3.4%減の719千台となりました。上半期の販売台数は、新型車やマイナーチェンジ車の投入がなく、前期下半期からの新車効果もなかったため、前年同期比14%減となり、シェアも4%に低下いたしました。しかしながら、下半期の販売台数は、強力な新商品の投入により前年同期比9.4%増となり、シェアも3月に5%に達しました。

サイズ、出力、スタイリング及び性能全般を一新し、昨年9月に市場投入いたしました新型「アルティマ」は、この中型セダンセグメントでの販売のみならず、他の日産車への販売に対しても、短期間で好ましい波及効果をもたらしました。下半期の「マキシマ」の販売台数は前年同期比9%増、「セントラ」の販売台数も14.3%増となりました。



- 新型「アルティマ」は、その大胆なデザイン、優れた性能、高い商品価値が認められ、北米カー・オブ・ザ・イヤーを日本の乗用車として初めて受賞し、併せてカナダ・カー・オブ・ザ・イヤーも獲得いたしました。
- 本年3月中旬に市場投入いたしました「G35」は、インフィニティ・チャンネルの復権に貢献しております。この新型車は、発売後わずか7週間で5,400台を販売し、好調な滑り出しを見せております。当社では、高級車ブランドとしてのインフィニティ・チャンネルのさらなる確立に向け、高級車に特化した商品計画を策定いたしました。

なお、平成13年度の当社カナダ販売台数は、前期比20.0%増となりました。

欧州

平成13年度の当社欧州販売台数は、前期比9.5%減の484千台となりました。昨年9月に投入いたしました「エクストレイル」に続いて本年3月に発売いたしました新型「プリメーラ」は、商品ラインアップの活性化に貢献する最初の商品であります。また、平成15年初頭に発売予定の新型「マイクラ(日本名マーチ)」に先立って、小型商用車2車種の投入を予定しております。欧州では、平成13年度に営業利益黒字化を果たしておりますが、平成14年度においても引き続き収益改善に重点を置いてまいります。



その他の地域

その他の地域(メキシコを含む)では、当社は、引き続き利益を計上するとともに、各国での日産ブランドの浸透及び販売増を達成いたしました。平成13年度の当地域全体の販売台数は、前期比8.5%増の621千台となりました。

将来に向けた投資



超-低排出ガス

昨年10月に、当社は、日本国内に今後投入する新型車に、排出ガスのクリーン化と燃費向上を図るための環境に優しい技術を拡大採用する計画を発表いたしました。この戦略は、今後の商品を通じて迅速かつ具体的に日本の大気清浄化を図ることを狙いとしております。この戦略に沿って、当社では、平成15年3月までに国内販売車種に占める「超-低排出ガス車(U-LEV)」技術の採用比率を、80%にまで高めることとしております。

昨年12月に、当社とルノーは、ルノーのブラジル・アイルトン・セナ工業団地において、提携後初めての共同工場を竣工いたしました。この新工場の開設は、当社がブラジルでの現地生産メーカーとなり、またルノーの同地域における自動車生産増強計画の完了を示すものであります。

また、総合テレマティクスサービス「カーウイングス」を新型コンパクトカー「マーチ」を皮切りに搭載し、今後日本で投入するほぼ全ての新型車に設定いたします。一方、当社は、欧州における有力自動車メーカーによるお客様向けのテレマティクス開発へ参画し、また、米国においては、インフィニティ・ディビジョンにてウィングキャスト社の技術を利用したテレマティクスサービスを提供することとしております。当社の目標は、当社のクルマとそのユーザーの周辺環境を、情報によってより密接につなぐことであります。

株主の皆様への利益還元及び株価への評価

平成13年度の好業績を踏まえて、定時株主総会にて、1株当たり前期の7円から1円増配し8円の配当金支払いをお諮りする予定であります。当社といたしましては、中期的に株主の皆様にご満足いただける安定した配当政策を構築いたしたいと考えております。

当社が発行する社債のスプレッドは着実に減少してきており、市場も当社の財務内容の好転を認識し始めております。平成13年度に当社の業績レビューを行った後、ムーディーズとR&Iは当社の格付けを引き上げ、また、スタンダード&プアーズは、格付けの引き上げに関し「ポジティブ・アウトルック」を発表しております。

また、当社の株価は、日経平均株価の推移に対し、著しい上昇基調を持続しております。

日産180

「日産180」は、利益ある成長に焦点を当て、当社の再建プロセスを完結させるものであります。

- 「1」は、平成16年度末までに、グローバルでの販売台数を平成13年度と比較して年率換算で100万台増のペースにまで引き上げることを意味しております。
- 「8」は、連結売上高営業利益率8%を達成し、世界の自動車会社の中でトップレベルになることを意味しております。
- 「0」は、平成16年度末までに、自動車事業の連結有利子負債をゼロにすることを意味しており、これにより資金を最大限に活用し、期待されるリターンに基づいた健全な投資決定が可能になります。

「日産180」の達成は、4本の重要な柱、すなわち売上の増加、コスト削減、品質とスピードの向上及びルノーとの提携の最大活用にかかっております。

売上の増加

100万台の販売台数増の地域別内訳は、日本で30万台、米国で30万台、欧州で10万台及びその他の地域で30万台であります。これは、ベースとなる平成13年度の260万台と比べて、今後3年間で約40%の販売台数増に相当いたします。

当社は、既に、NRP期間中に新たな乗用車や小型商用車の企画・設計開発及びブランドの再構築に鋭意取り組んでまいりました。新型「マーチ」を始め、この期間に開発中であった商品を今後3年間に順次市場投入してまいります。

コスト削減

広範囲にわたる積極的な商品投入とブランド力強化は、当社の売上増加を支える基盤であります。しかし、それは、コスト効率化なしでは実現できるものではありません。当社は、サービス保証費と財務コストに加えて、購買コスト、製造・物流コスト、総流通コスト、間接費及び研究開発費を主なコスト要因と捉えております。コストを抑えると同時に収益増を図るための行動計画は、「日産180」達成に不可欠でありますが、それだけでは、持続的な利益ある成長を実現するには不十分であります。



品質とスピードの向上

当社のお客様に対しての商品の品質並びに経営の質及びスピードが「日産180」達成に不可欠であります。当社は、クロスファンクショナルチーム（CFT）及びバリューアッププログラムと呼ばれる特別の管理プログラムを中核とした日産マネジメントウェイをさらに発展させてまいります。

ルノーとの提携の最大活用

NRP同様、ルノーとの提携によるシナジー効果は、当社単独では達成できない成果を生み出すこととなります。これは当社の強力な競争優位性のひとつであります。

当社、ルノー両社にとりまして、提携は今後の成長と利益をもたらす鍵であります。両社は、平成11年に両社間で締結した提携合意に基づき、株式の相互保有を実施いたしました。本年3月初めにルノーは新株引受権を行使し、当社に対する持株比率を44.4%に引き上げました。一方、3月末には、当社がルノーの株式の13.5%を取得し、さらにその持株比率を15%まで引き上げる権利を有しております。

今後3年間にルノーとの間で、主として次の3分野において、協力関係の大きな進展が見込まれております。販売マーケティングの分野におきましては、メキシコ、南米及び北アフリカなど特定の市場に対して、共通のアプローチで取り組んでまいります。また、Bプラットフォーム、Cプラットフォーム及びエンジン等の共通化を選択的に進め、効率化を図ってまいります。さらに、両社のあらゆる事業領域において、最良の手法を積極的に採用してまいります。

結び

平成13年度において多大な成果をあげ、NRPを1年前倒しで完了したことに伴い、現在、当社は、将来の成長へ向けての準備を整えたところであります。これにより、平成14年度は、当社がさらに高水準の成果を目指し、利益ある成長へ向けての展望を開くための新たな計画である「日産180」の旗印のもとにスタートいたしました。

連結財務諸表

連結貸借対照表 （平成14年3月31日現在）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
（資産の部）	
流動資産	**3,517,255**
現金預金	280,289
受取手形・売掛金	532,936
販売金融債権	1,716,024
有価証券	30
棚卸資産	534,051
繰延税金資産	180,432
その他の流動資産	273,493
固定資産	**3,695,070**
有形固定資産	2,879,158
無形固定資産	38,934
投資有価証券	399,113
長期貸付金	15,591
繰延税金資産	231,697
投資その他の資産	130,577
繰延資産	**2,680**
資産合計	**7,215,005**
（負債の部）	
流動負債	**3,008,015**
支払手形・買掛金	611,311
短期借入金	1,424,804
繰延税金負債	16
その他の流動負債	971,884
固定負債	**2,508,879**
社債	796,158
長期借入金	808,797
繰延税金負債	209,414
製品保証引当金	160,938
事業構造改革引当金	49,591
退職給付引当金	400,342
その他の固定負債	83,639
負債合計	**5,516,894**
（少数株主持分）	
少数株主持分	**77,289**
（資本の部）	
資本金	**604,556**
資本準備金	**803,212**
連結剰余金	**430,751**
その他有価証券評価差額金	**4,406**
為替換算調整勘定	**△ 221,973**
自己株式	**△130**
資本合計	**1,620,822**
負債、少数株主持分及び資本合計	**7,215,005**

（注） 短期借入金には、一年以内返済予定の長期借入金、一年以内償還予定の社債及びコマーシャルペーパーを含む。

連結損益計算書（自 平成13年4月1日 至 平成14年3月31日）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
売上高	6,196,241
売上原価	4,547,314
割賦販売利益調整前売上総利益	1,648,927
割賦販売利益調整高	788
売上総利益	1,649,715
販売費及び一般管理費	1,160,500
営業利益	489,215
営業外収益	27,267
受取利息及び配当金	13,837
持分法による投資利益	921
その他の営業外収益	12,509
営業外費用	101,738
支払利息	34,267
退職給付会計基準変更時差異	23,925
その他の営業外費用	43,546
経常利益	414,744
特別利益	67,100
特別損失	117,628
税金等調整前当期純利益	364,216
法人税、住民税及び事業税	87,446
法人税等調整額	△102,148
少数株主利益	6,656
当期純利益	372,262

連結キャッシュ・フロー計算書（自 平成13年4月1日 至 平成14年3月31日）

（百万円未満は四捨五入して表示しております。）

（単位:百万円）

科目	金額
I. 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	364,216
減価償却費	374,827
貸倒引当金の増加額	39,273
投資勘定の評価減	6,757
受取利息及び受取配当金	△13,837
支払利息	102,656
有形固定資産売却益	△28,229
有形固定資産廃却損	11,285
投資有価証券売却損	26,823
売上債権の減少額	7,334
販売金融債権の増加額	△434,665
棚卸資産の減少額	53,162
仕入債務の増加額	78,255
退職給付会計基準変更時差異	23,925
退職給付費用	60,870
退職給付引当金の取崩による支払額	△81,326
事業構造改革引当金の取崩による支払額	△9,213
その他	△172,448
小計	**409,665**
利息及び配当金の受取額	11,483
利息の支払額	△104,958
法人税等の支払額	△93,976
計	**222,214**
II. 投資活動によるキャッシュ・フロー	
短期投資の純減少額	3,411
固定資産の取得による支出	△293,800
有形固定資産の売却による収入	108,935
リース車両の取得による支出	△396,213
リース車両の売却による収入	185,152
長期貸付金の減少額	6,978
長期貸付金の増加額	△8,730
投資有価証券の取得による支出	△230,397
投資有価証券の売却による収入	99,666
連結範囲の変更を伴う子会社株式の売却による収入	13,639
子会社株式の追加取得による支出	△2,634
その他	△10,396
計	**△524,389**
III. 財務活動によるキャッシュ・フロー	
短期借入金の純増加額	308,869
長期借入金の増加額	631,451
社債の増加額	246,822
長期負債の返済・社債の償還	△1,092,066
株式の発行による収入	220,899
自己株式の売却による収入	2,324
ファイナンスリースの返済による支払額	△9,543
配当金の支払額	△27,841
計	**△280,915**
IV. 現金及び現金同等物に係る換算差額	**10,371**
V. 現金及び現金同等物の減少額	**△10,889**
VI. 現金及び現金同等物の期首残高	**288,536**
VII. 新規連結に伴う現金及び現金同等物の増加額	**2,006**
VIII. 連結除外に伴う現金及び現金同等物の減少額	－
IX. 現金及び現金同等物の期末残高	**279,653**

以下、35頁までは、株主総会の招集ご通知添付書類として、議決権をご所有の株主の皆様にお送りしたものです。

1. 営業報告書（自 平成13年4月1日 至 平成14年3月31日）

1. 営業の概況

(1)営業の経過及び成果

平成13年度の国内自動車需要は、前年度に比べ3.4%減少の398万台(除く、軽四輪車)、一方、輸出は、2.9%減少の425万台（同）となりました。

当社の国内自動車登録台数は、前年度に比べ2.6%減少の714千台となりましたが、シェアは、改善の兆しを見せ、前年度に比べ0.1%増加の17.9%となりました。一方、輸出自動車売上台数も、前年度に比べ4.6%減少の577千台となりました。

また、当社のグローバル生産台数は、前年度に比べ5.3%減少の2,475千台、その内訳は、国内生産台数が3.1%減少の1,273千台、海外生産台数が7.6%減少の1,202千台となりました。

海外生産用部品及びサービス用部品を含めた当社の自動車部門の売上高は、円安による為替影響により、前年度に比べ1.7%増収の2兆9,870億円となりました。

フォークリフトを加えた当社の総売上高は、3兆198億円と前年度に比べ1.3%の増収となりました。

損益につきましては、「日産リバイバル・プラン」を当初計画よりも前倒しで実行したことにより、営業利益は、2,422億円と前年度に比べ増益となりました。また、経常利益は、前年度に比べ増益の1,979億円、当期利益は、前年度とほぼ横ばいの1,834億円となりました。

このような業績に鑑み、当期の期末配当金につきましては、前期末に対して1円増配の1株につき8円とさせていただくことをお諮りすることといたしました。

(2) 部門別売上高

部門		金額	構成比	対前期比
自動車部門	車両	億円 22,864	% 75.7	% 100.9
	海外生産用部品	3,094	10.2	104.6
	サービス用部品	2,796	9.3	94.2
	その他	1,115	3.7	140.5
	計	29,870	98.9	101.7
（フォークリフト） その他の部門	計	327	1.1	77.6
合計		30,198	100.0	101.3

(注) 1. 記載金額は億円未満を切り捨てて表示しております。
2. 自動車部門の「その他」は、受取ロイヤルティー、設備治工具であります。

(3) 設備投資の状況

設備投資につきましては、新商品や安全・環境対応に向けた新技術の研究開発、生産体制の合理化などを中心に実施した結果、投資総額は857億円となりました。

(4) 資金調達の状況

資金調達につきましては、社債償還資金などに充当するため、国内資本市場において普通社債2,360億円を発行いたしました。

また、実績重視型のインセンティブ制度への適用を目的とした新株引受権付社債528億円を発行いたしました。

さらに、平成13年10月に発表いたしました提携強化戦略の一環として、ルノーは、当社に対する新株引受権（5億3,975万株分）を行使いたしました。出資金額は、2,159億円（1株当たり400円）であり、これによりルノーの当社に対する持株比率は、これまでの36.8%から44.4%となりました。

(5) 業績及び財産の状況の推移

期別 / 項目	第100期 (平成10年度)	第101期 (平成11年度)	第102期 (平成12年度)	第103期 (平成13年度)
売上高	33,196億円	29,970億円	29,801億円	30,198億円
当期利益	△348億円	△7,900億円	1,874億円	1,834億円
1株当たり当期利益	△13円85銭	△204円93銭	47円14銭	45円61銭
総資産	35,952億円	35,638億円	35,764億円	39,150億円
純資産	14,774億円	12,630億円	14,501億円	18,290億円
1株当たり純資産	587円93銭	317円57銭	364円61銭	404円94銭

(注) 1. 億円単位の記載金額は億円未満を切り捨てて表示しております。
2. △は損失を示します。
3. 1株当たり当期利益は期中平均発行済株式総数により、1株当たり純資産は期末発行済株式総数により算出しております。なお、当期の発行済株式総数につきましては自己株式数を控除しております。
4. 第101期の売上高が前期に比べ減少し、当期利益が損失となった要因は、国内売上高の減少と「日産リバイバル・プラン」で発表した事業構造改革費用及び企業年金の過去勤務費用の一括償却額等を計上したことによるものであります。また、1株当たり純資産が前期に比べ減少した要因は、当期損失計上による純資産の減少とルノーに対する第三者割当増資実施による発行済株式総数の増加によるものであります。
5. 第102期の当期利益が前期に比べ大幅に増加した要因は、「日産リバイバル・プラン」が予想よりも早い速度で進展し、全世界の日産グループに新たな勢いをもたらしたことによるものであります。
6. 第103期の1株当たり純資産が前期に比べ増加した要因は、当期利益計上による純資産の増加とルノーによる新株引受権の行使によるものであります。また、前記(1)に記載のとおり、営業利益が増益となったものの、当期利益がほぼ横ばいとなった要因は、子会社に対する投資・債権評価損の計上等によるものであります。

2．会社が対処すべき課題

当社は、本年度には全世界で12車種の新型車の投入を予定しており、その結果、グローバルでの販売台数は大幅に増加するものと予測しております。

日本では、依然として厳しい経済環境が続き、自動車需要につきましても、若干減少するものと思われます。このような情勢下、当社は6車種の新型車の投入を予定しており、中でもエントリークラスの2車種と本年3月に発売いたしました新型マーチにつきましては好調な販売が期待できることから、販売台数は増加するものと予想しております。

米国では、予測される市場の落ち込みにもかかわらず、当社の販売台数は増加する見込みであります。2002年の北米カー・オブ・ザ・イヤーを受賞いたしました新型アルティマを始めとした日産・インフィニティ両チャンネルの商品が、販売の増加に貢献するものと見込んでおります。

欧州では、市場環境が不透明でありますが、プリメーラなどの新型車の投入により商品ラインアップを刷新し、今後も収益性の確立に努めてまいります。

その他の地域では、新商品の投入や新市場への参入により、平成12年度から続く販売の増加傾向が継続するものと予想しております。

当社は、本年度より新たな3カ年計画である「日産180」(ニッサンワンエイティー)をスタートしております。「日産180」では、下記の3つの目標を設定しております。

1：平成16年度末までに、関連ブランドを含む当社のグローバルでの販売台数を、平成13年度に対し年率換算で100万台増加すること。

8：平成16年度末までに、連結売上高営業利益率8%を達成し、世界の自動車会社の中でもトップレベルとなること。

0：平成16年度末までに、連結実質有利子負債(自動車事業)をゼロとし、投資決定をそのリターンのみを基にして行うことができる財務体質とすること。

「日産180」は「日産リバイバル・プラン」によって築かれた礎の上に策定されたものであります。当社といたしましては、「日産180」の遂行により、持続する利益ある成長に向けて、

邁進してまいる所存であります。

当社がこのような業績をあげることができましたのは、ひとえに株主の皆様のご信頼とご支援の賜物であると考えております。ここに御礼を申しあげるとともに、株主の皆様におかれましては、今後とも変わらぬご支援を賜りますようお願い申しあげます。

3．会社の概況

当期末（平成14年3月31日）現在の会社の概況は、次のとおりであります。

（1）主要な事業内容

当社の部門及び主要な製品は、次のとおりであります。

部門		主要製品名
自動車部門	乗用車	プレジデント、シーマ、セドリック、グロリア、ローレル、セフィーロ、スカイライン、クルー、ブルーバード シルフィ、プリメーラ、プリメーラ ワゴン、サニー、マーチ、シルビア、ステージア、アベニール、ウイングロード、エルグランド、セレナ、プレサージュ、バサラ、リバティ、ティーノ、キューブ、サファリ、テラノ、テラノ レグラス、エクストレイル、ハイパーミニ
	商用車	エキスパート、ADバン、キャラバン、バネット、ダットサン、アトラス、シビリアン
	海外生産用部品	海外生産向け各種ユニット、部品
	サービス用部品	国内及び海外向け各種サービス部品等
フォークリフト		ガソリン、ディーゼル及びバッテリー式各種フォークリフト

（2）主要な営業所及び工場

本店　神奈川県横浜市神奈川区宝町2番地

名称	所在地	名称	所在地
本社事務所	東京都	いわき工場	福島県
横浜工場	神奈川県	座間事業所	神奈川県
久里浜工場	同上	テクニカルセンター	同上
追浜工場・総合研究所・追浜専用埠頭	同上	北海道陸別試験場	北海道
		相模原部品センター	神奈川県
栃木工場	栃木県	本牧専用埠頭	同上
九州工場・苅田専用埠頭	福岡県	日産教育センター	同上

（注）平成14年3月をもって久里浜工場でのユニット生産を中止いたしました。

(3) 株式の状況

①会社が発行する株式の総数 6,000,000,000株

②発行済株式総数 4,517,045,210株
（当期中、新株引受権付社債の新株引受権の行使による株式数の増加は539,750,000株）

③株主総数 ....114,032名（前期末比2,023名減）

④大株主

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
	千株	%	千株	%
ルノー	2,004,000	44.4	—	—
ステート ストリート バンク アンド トラスト カンパニー	147,378	3.3	—	—
三菱信託銀行(株)(信託口)	128,256	2.8	—	—
日本トラスティ・サービス信託銀行(株)(信託口)	102,180	2.3	—	—
第一生命保険相互会社	95,957	2.1	—	—
ザ チエース マンハッタン バンク エヌエイ ロンドン	87,420	1.9	—	—
ザ・チエース・マンハッタン・バンク エヌ エイ・ロンドン エス・エル・オムニバス・アカウント	86,635	1.9	—	—
日本生命保険相互会社	80,505	1.8	—	—
ボストンセーフデポ ズイット ビーエスディーティー トリーテイー クライアンツ オムニバ	66,800	1.5	—	—
UFJ信託銀行(株)(信託勘定A口)	62,778	1.4	—	—

（注）1. 株数は千株未満を切り捨てて表示しております。
2. 当社は、当社の100%子会社である日産ファイナンス㈱を通じてルノーに出資しており、その持株数は37,799千株、持株比率は13.5%であります。

(4) 自己株式の取得、処分等及び保有

①取得株式

単元未満株式（単位未満株式を含む）の買取りによる取得

普通株式 382,930株

取得価額の総額 301百万円

②処分株式

普通株式 220,000株

処分価額の総額 179百万円

③決算期における保有株式

普通株式 173,987株

(5) 従業員の状況

従業員数	前期比増減	平均年齢	平均勤続年数
名	名	歳	年
30,365(227)	382 (減)	40.4	19.7

(注) 従業員数は就業人員であり、臨時従業員は( )内に外数で表示しております。

(6) 重要な企業結合の状況

①重要な子会社等の状況

会社名	資本金	持株比率	主要な事業内容
	百万円	%	
ジヤトコ・トランステクノロジー(株)	29,935	99.7	自動車部品製造、販売
日産ディーゼル工業(株)	13,603	(22.7)	自動車及び部品製造、販売
(株)ユニシアジェックス	12,900	25.3	自動車部品製造、販売
カルソニックカンセイ(株)	12,048	(33.9)	同上
愛知機械工業(株)	8,518	41.4	同上
日産車体(株)	7,904	42.6	自動車及び部品製造、販売
(株)日産フィナンシャルサービス	3,887	100.0	割賦販売斡旋業及び自動車の賃貸業
日産ファイナンス(株)	2,491	100.0	金融業及び経理業務代行
日産工機(株)	2,020	(90.9)	自動車部品製造、販売
愛知日産自動車(株)	4,000	100.0	自動車及び部品販売
東京日産モーター(株)	3,400	100.0	同上
日産プリンス東京販売(株)	3,246	100.0	同上
(株)日産サティオ大阪	2,000	(100.0)	同上
北米日産会社	1,791百万米ドル	100.0	米州地域における子会社の統括並びに自動車及び部品製造、販売
米国日産販売金融会社	499百万米ドル	(100.0)	米国における日産車に関しての小売金融及び卸売金融
北米日産フォークリフト会社	34百万米ドル	(100.0)	産業機械の製造、販売及び産業用エンジン・部品の販売
日産テクニカルセンターノースアメリカ会社	16百万米ドル	(100.0)	米国における車両開発・技術調査・車両評価並びに認証業務
カナダ日産自動車会社	68百万加ドル	(100.0)	自動車及び部品販売
メキシコ日産自動車会社	17,056百万メキシコペソ	99.9	自動車及び部品製造、販売
英国日産自動車製造会社	250百万ポンド	(100.0)	同上
英国日産自動車会社	136百万ポンド	(100.0)	自動車及び部品販売
日産テクニカルセンター・ヨーロッパ社	15百万ポンド	(100.0)	欧州における車両開発・技術調査・車両評価並びに認証業務
欧州日産会社	773百万ユーロ	100.0	欧州地域における生産・販売等の統括
日産モトール・イベリカ会社	725百万ユーロ	(99.7)	自動車及び部品製造、販売
豪州日産自動車会社	290百万豪ドル	100.0	自動車及び部品販売

(注) 1. 資本金額は、記載単位未満を切り捨てて表示しております。
2. ( )は、子会社による所有を含む持株比率であります。
3. ジヤトコ・トランステクノロジー(株)につきましては、平成14年4月1日付で、社名をジヤトコ(株)へ変更いたしました。

②重要な企業結合の成果

	第103期（平成13年度）	第102期（平成12年度）	前期比増減
連結子会社	297社	313社	16社（減）
持分法適用会社	49社	54社	5社（減）
連結売上高	61,962億円	60,896億円	1,066億円（増）
連結当期利益	3,722億円	3,310億円	411億円（増）

(注) 1. 記載金額は億円未満を切り捨てて表示しております。

③重要な企業結合の経過

・㈱テネックスにつきましては、平成13年4月20日付でマーレ・フィルターシステム社へ株式を譲渡いたしましたので、重要な子会社等の状況から除外しております。
・東京日産モーター㈱につきましては、国内ディーラー網の合理化を図るため、平成13年7月1日付で西武日産販売(株)と合併いたしました。合併後の社名は、東京日産モーター(株)となっております。
・日産プリンス東京販売㈱と㈱日産サティオ東京は、国内ディーラー網の合理化を図るため、両社の営業の一部を日産プリンス西東京販売㈱へ承継させる吸収分割を行った後、平成13年10月1日付で合併いたしました。合併後の社名は、日産プリンス東京販売㈱となっております。
・㈱キリウ（旧社名：桐生機械㈱）につきましては、ユニゾン・インダストリアル・パートナーズ(株)による株式公開買付けを受け、平成13年12月27日付で全保有株式を譲渡いたしましたので、重要な子会社等の状況から除外しております。
・ドイツ日産自動車会社につきましては、当社子会社の欧州日産会社が全株式を保有しておりましたが、欧州におけるルノーとの業務の統合化を図るため、平成14年1月15日付でルノーへ株式を譲渡いたしましたので、重要な子会社等の状況から除外しております。

④重要な提携の状況

提携先	内容	契約年月
フォードモーター社	多目的車の開発、生産等に関する協力契約	平成２年８月
ルノー社	資本参加を含む自動車事業全般にわたる提携契約	平成11年３月

(7) 主要な借入先

借入先	借入金残高	借入先が有する当社株式	
	億円	千株	%
日本政策投資銀行	589	—	—
(株)三井住友銀行	500	—	—
(株)富士銀行	314	—	—
第一生命保険相互会社	309	95,957	2.1
日本生命保険相互会社	160	80,505	1.8
(株)日本興業銀行	135	4,150	0.1
明治生命保険相互会社	130	5,012	0.1
住友生命保険相互会社	100	22,401	0.5
安田生命保険相互会社	90	20,000	0.4
三井生命保険相互会社	50	7	0.0

(注) 記載金額は億円未満を、株数は千株未満をそれぞれ切り捨てて表示しております。

(8) 取締役及び監査役

地位	氏名	担当又は主な職業
※ 取締役会長	塙　義一	
※ 取締役社長	カルロス ゴーン	日本事業(MC-J)、人事、関係会社管理、アライアンス コーディネーション、広報、組織・プロセス改革、グローバル インターナル オーディット
取締役	小島久義	生産(車両、パワートレイン)、SCM(サプライチェーンマネジメント)、技術・開発(パワートレイン)、産業機械事業、マリーン事業
取締役	小枝　至	購買、欧州事業(MC-E)
取締役	大久保宣夫	お客様サービス、車両3-3-3推進、技術・開発(車両)、総合研究所
取締役	松村矩雄	グローバル販売・マーケティング、北米事業(MC-NA)、一般海外地域事業(MC-GOM)、グローバル部品事業
取締役	パトリック ペラタ	企画・デザイン
取締役	ティエリー ムロンゲ	最高財務責任者、経理、財務、グローバル情報システム、IR
# 監査役	森山　寛	常勤
監査役	竹中治彦	常勤
# 監査役	今村圭司	常勤
監査役	中村英男	

(注) 1. ※印は代表取締役であります。
2. 監査役竹中治彦、今村圭司、中村英男は株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。
3. #印は平成13年6月21日開催の第102回定時株主総会において、新たに選任された監査役であります。
4. 当該営業年度中の退任取締役及び退任監査役は、以下のとおりであります。

退任時の地位	氏名	退任時の担当又は主な職業	退任年月日
取締役	森山　寛	社長付	平成13年6月21日(任期満了)
監査役	竹井忠夫	常勤	平成13年6月21日(任期満了)
監査役	吉松正造	常勤	平成13年6月21日(任期満了)

5. 平成14年4月1日付で、取締役の担当の一部が変更になりました。変更後の役員体制は、以下のとおりであります。

地位	氏名	担当又は主な職業
※ 取締役会長	塙 義一	
※ 取締役社長	カルロス ゴーン	日本事業(MC-J)、人事、関係会社管理、アライアンス コーディネーション、グローバル広報・IR、組織・プロセス改革、グローバル インターナル オーディット、中国事業
取締役	小枝 至	購買、欧州事業(MC-E)
取締役	大久保 宣夫	お客様サービス、3-3-3推進(車両・パワートレイン)、技術・開発(車両・パワートレイン)、総合研究所
取締役	松村 矩雄	グローバル販売・マーケティング、北米事業(MC-NA)、一般海外地域事業(MC-GOM)、グローバルアフターセールス事業
取締役	パトリック ペラタ	企画・デザイン、市場調査情報室
取締役	ティエリー ムロンゲ	最高財務責任者、経理・財務、グローバル情報システム
取締役	小島 久義	社長付
監査役	森山 寛	常勤
監査役	竹中 治彦	常勤
監査役	今村 圭司	常勤
監査役	中村 英男	

(注) 1. ※印は代表取締役であります。
2. 取締役小島久義の後任として、高橋忠生が生産(車両・パワートレイン)、SCM(サプライチェーンマネジメント)、産業機械事業及びマリーン事業の担当となりました。なお、高橋忠生は、平成14年6月20日開催予定の第103回定時株主総会において、当社取締役への選任をお諮りする予定であります。

2. 貸借対照表 （平成14年3月31日現在）

資産の部	
科目	金額
	百万円
流動資産	**1,680,664**
現金預金	142,663
受取手形	3
売掛金	355,054
製品	52,052
仕掛品	28,607
材料・貯蔵品	22,495
繰延税金資産	28,974
短期貸付金	1,040,414
未収入金	38,763
その他の流動資産	25,200
貸倒引当金	△53,566
固定資産	**2,228,675**
有形固定資産	**545,922**
建物	142,582
構築物	30,496
機械装置	156,421
車両運搬具	6,756
工具器具備品	35,596
土地	148,565
建設仮勘定	25,503
無形固定資産	**22,431**
施設利用権	162
ソフトウェア	21,472
その他の無形固定資産	796
投資等	**1,660,320**
投資有価証券	87,389
子会社株式	1,362,000
長期貸付金	37,705
長期前払費用	7,138
繰延税金資産	186,800
その他の投資	15,083
貸倒引当金	△35,797
繰延資産	**5,690**
社債発行差金	5,690
資産合計	**3,915,031**

負債及び資本の部	
科目	金額
	百万円
流動負債	**841,164**
支払手形	4,041
買掛金	332,383
短期借入金	80,000
一年以内返済の長期借入金	32,925
コマーシャル・ペーパー	56,000
一年以内償還の社債	82,566
未払金	21,647
未払費用	141,625
諸預り金	5,049
従業員預り金	58,698
その他の流動負債	26,228
固定負債	**1,244,813**
社債	807,400
長期借入金	135,118
長期預り金	2,294
製品保証引当金	68,385
事業構造改革引当金	15,910
退職給付引当金	215,706
負債合計	**2,085,978**
	百万円
資本金	**604,556**
法定準備金	**857,051**
資本準備金	803,212
利益準備金	53,838
剰余金	**365,202**
資産買換差益積立金	53,025
海外投資等損失積立金	7,056
特別償却積立金	1,375
当期未処分利益	303,745
(うち当期利益)	(183,449)
その他有価証券評価差額金	**2,371**
自己株式	**△ 129**
資本合計	**1,829,052**
負債・資本合計	**3,915,031**

3. 損益計算書（自 平成13年4月 1日 至 平成14年3月31日）

科目	金額
	百万円
（経常損益の部）	
営業損益の部	
営業収益	**3,019,860**
売上高	3,019,860
営業費用	**2,777,581**
売上原価	2,362,435
販売費及び一般管理費	415,145
営業利益	**242,279**
営業外損益の部	
営業外収益	**13,367**
受取利息及び配当金	8,353
その他の営業外収益	5,014
営業外費用	**57,714**
支払利息	16,821
退職給付会計基準変更時差異	18,218
その他の営業外費用	22,675
経常利益	**197,932**
（特別損益の部）	
特別利益	**63,328**
固定資産売却益	22,122
投資有価証券売却益	37,151
その他の特別利益	4,054
特別損失	**188,244**
投資・債権評価損	129,613
固定資産売却損	4,099
投資有価証券売却損	43,707
その他の特別損失	10,823
税引前当期利益	**73,016**
法人税、住民税及び事業税	7,941
法人税等調整額	△ 118,373
当期利益	**183,449**
前期繰越利益	120,295
当期未処分利益	**303,745**

注 記 事 項

1. 記載金額については、百万円未満を切り捨てて表示している。
2. 子会社に対する金銭債権及び債務

短期金銭債権	1,271,407 百万円
長期金銭債権	34,244 百万円
短期金銭債務	55,769 百万円
長期金銭債務	3 百万円

3. 有形固定資産の減価償却累計額 1,380,057百万円
4. 貸借対照表に計上した固定資産のほか、リース契約により使用している重要な固定資産として自動車製造設備・金型の一部及びコンピューターがある。
5. 重要な外貨建資産

子会社株式 1,130,970 百万円
……主な外貨額 2,797,899 千ユーロ
17,036,600 千メキシコペソ
1,847,126 千米ドル

投資有価証券 34,135 百万円
……主な外貨額 3,949,282 千台湾ドル
2,318,027 千バーツ

6. 担保に供している資産
投資有価証券 10,968 百万円
7. 輸出手形割引高 1,047 百万円
8. 保証債務等の残高 （　　）内は子会社に関するものの残高
・保証債務残高 399,988 百万円（198,715 百万円）
保証債務残高の内、従業員の住宅資金に対する保証175,512百万円は全額保険が付保されている。他に質権設定しているものが 25,500百万円ある。
・保証予約残高 1,454 百万円
・経営指導念書等
対象債務残高 46,765 百万円（46,765百万円）
・売掛債権流動化に関する念書
流動化残高 256,812百万円（195,493百万円）
この他に、海外金融子会社との間で、信用を補完することを目的とした合意書（キープウェル・アグリーメント）がある。
当該子会社の債務残高 1,588,289 百万円
9. 新株引受権付社債による新株引受権の残高及び行使価格
（貸借対照表日現在）

	新株引受権の残高	行使価格
・第1回無担保新株引受権付社債	5,800 百万円	554円
・2006年満期ユーロ円建新株引受権付社債	15,000 百万円	429円
・2007年満期ユーロ円建新株引受権付社債	45,000 百万円	764円
・2008年満期ユーロ円建新株引受権付社債	52,800 百万円	880円

10. 商法第290条第1項第6号に規定する時価を付したことにより増加した貸借対照表上の純資産額は、5,843百万円である。
11. 1株当たりの当期利益 45円 61銭
（期中平均発行済株式総数に基づき算出）
12. 子会社に対する売上高 2,259,357 百万円
子会社よりの仕入高 483,098 百万円
子会社との営業取引以外の取引高 21,717 百万円

重要な会計方針

1. 時価のある有価証券の評価
……………… 決算日の市場価格等に基づく時価法
なお、評価差額は全部資本直入法により、
売却原価は移動平均法による。

2. 棚卸資産の評価
「製品」「仕掛品」及び「材料・貯蔵品」のうち購入部品
……………総平均法に基づく低価法
「材料・貯蔵品」(除く購入部品)
……………後入先出法に基づく低価法

3. 有形固定資産の減価償却方法
……………定額法を採用している。なお、耐用年数は見積耐用年数、残存価額は実質的残存価額によっている。

4. 引当金の計上基準
貸倒引当金…………………債権の貸倒れによる損失に備えるため、一般債権については貸倒実績率により、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込み額を計上している。
製品保証引当金………… 製品のアフターサービスに対する費用の支出に備えるため、保証書の約款に従い、過去の実績を基礎に翌期以降保証期間内の費用見積額を計上している。
事業構造改革引当金…… 日産リバイバル・プランに基づく事業構造改革に伴い、今後発生が見込まれる費用について、合理的に見積られる金額を計上している。なお、当該引当金は商法第287条ノ2に規定する引当金である。
退職給付引当金………… 従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込み額に基づき計上している。会計基準変更時差異については15年による均等額を費用処理している。過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。数理計算上の差異は、各期の発生時における従業員の平均残存勤務期間以内の一定の年数による定額法により按分した額をそれぞれ発生の翌期から費用処理することとしている。

5. 消費税等の会計処理……税抜方式

4. 利益処分案

	円
当期未処分利益	303,745,173,882
資産買換差益積立金取崩額	5,934,947,382
海外投資等損失積立金取崩額	1,462,270,489
特別償却積立金取崩額	609,021,395
計	**311,751,413,148**
これを次のとおり処分いたします。	
	円
利益配当金	33,975,969,784
（1株につき 8円 新株1株につき 4円）	
取締役賞与金	390,000,000
資産買換差益積立金	9,865,163,118
特別償却積立金	67,332,680
次期繰越利益	**267,452,947,566**

（注）　資産買換差益積立金、海外投資等損失積立金、特別償却積立金は、租税特別措置法に基づく積立額及び取崩額であります。

5. 会計監査人の監査報告書 謄本

監 査 報 告 書

平成14年5月13日

日産自動車株式会社
取締役社長 カルロス ゴーン 殿

新日本監査法人
代表社員 関与社員 公認会計士 鈴木 和男 ㊞
代表社員 関与社員 公認会計士 古川 康信 ㊞
代表社員 関与社員 公認会計士 太田 健司 ㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条の規定に基づき、日産自動車株式会社の平成13年4月1日から平成14年3月31日までの第103期営業年度の貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。なお、この監査手続は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

（1） 貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
（2） 営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
（3） 利益処分案は、法令及び定款に適合しているものと認める。
（4） 附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以 上

（注）当社の会計監査人 監査法人太田昭和センチュリーは、平成13年7月1日をもって社名変更し、「新日本監査法人」となりました。

6. 監査役会の監査報告書　謄本

監　査　報　告　書

当監査役会は、平成13年4月1日から平成14年3月31日までの第103期営業年度の取締役の職務の執行に関して各監査役から監査の方法及び結果の報告を受け、協議の上、本監査報告書を作成し、以下のとおり報告いたします。

1. 監査役の監査の方法の概要

監査の実施に当たりましては、取締役会及びその他の重要な会議に出席するほか、随時取締役等から営業の報告を聴取し、重要な決裁書類等を閲覧し、本社及び主要な事業所の業務の調査を行い、必要に応じて子会社から営業の報告を求めました。また、会計監査人から監査に関する報告を聴取し、かつ、計算書類等につき慎重な検討を行いました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等に関しては、上記の監査の方法のほか、必要に応じて取締役等から報告を受け、当該取引の状況を詳細に調査いたしました。

2. 監査の結果

(1)会計監査人新日本監査法人の監査の方法及び結果は、相当であると認めます。

(2)営業報告書は、法令及び定款に従い、会社の状況を正しく示しているものと認めます。

(3)利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4)附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5)取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為又は法令若しくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社又は株主との通例的でない取引並びに自己株式の取得及び処分等についても取締役の義務違反は認められません。

平成14年5月15日

日産自動車株式会社　監査役会

監査役（常勤）　森山　寛㊞

監査役（常勤）　竹中治彦㊞

監査役（常勤）　今村圭司㊞

監査役　中村英男㊞

（注）監査役竹中治彦、監査役今村圭司及び監査役中村英男は、株式会社の監査等に関する商法の特例に関する法律第18条第1項に定める社外監査役であります。

以　上

株主メモ

決算期	3月31日
配当金交付株主確定日	3月31日 なお、中間配当を実施するときの株主確定日は9月30日
定時株主総会	6月
定時株主総会における権利行使株主確定日	3月31日
名義書換代理人	〒105-8574 東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
同事務取扱所	〒168-0063 東京都杉並区和泉二丁目8番4号 中央三井信託銀行株式会社　証券代行部 ☎ 03-3323-7111(代)
同取次所	中央三井信託銀行株式会社 全国各支店 日本証券代行株式会社 本店及び全国各支店
株式取扱手数料	名義書換　無料 新券交付　1枚につき210円 （消費税額を含む）
公告掲載新聞	東京都において発行する「日本経済新聞」

商号	日産自動車株式会社
英文社名	NISSAN MOTOR CO., LTD.
本店	〒220-8623 神奈川県横浜市神奈川区宝町2番地
本社事務所	〒104-8023 東京都中央区銀座六丁目17番1号 ☎ 03-3543-5523(代)


NISSAN
MOTOR COMPANY


NISSAN

Half-Year Report
April 1 to September 30, 2002


2002

Contents

Cover: Fairlady Z

Letter from Management

NISSAN 180 is working. Six months into our new three-year plan, Nissan reported record half-year earnings for the fifth time in a row. NISSAN 180's performance is driven by the powerful combination of leaner, more efficient operations, increasing volumes and decreasing costs.

NISSAN 180 aims to grow sales by one million additional units by the end of fiscal year 2004, to achieve an 8% operating margin and to reduce net automotive debt to zero.

The first six months show that we are firmly on course. For the first half of fiscal year 2002, Nissan achieved an operating profit of 348.3 billion yen, 84.5% higher than the first half of fiscal year 2001. Our consolidated operating margin is at 10.6%, an industry-leading accomplishment. Revenues are up 10.3% and global sales are up 7.5%. Net income after tax was 287.7 billion yen, 24.9% higher than last year. Net automotive indebtedness was 270.1 billion yen at the end of the first half.

Nissan is only halfway through its revival process, which began with the implementation of the Nissan Revival Plan in April 2000. Even in the midst of a fiercely competitive and highly volatile business environment, our confidence is growing. Our vision is clear. Our commitment to long-term success is unwavering.

We are convinced that our best is yet to come. You can expect it from Nissan.

Yoshikazu Hanawa
Chairman

Carlos Ghosn
President and CEO

Facts and Figures

Half-year global retail sales volume

First half of fiscal years (Thousand Units)



2001
2002
1,289
1,386
Japan
US•Canada
Europe
Others

First half of fiscal years	2002	2001
Global retail (Note1)		Thousand units
Japan	383	342
US•Canada	413	378
Europe (Note2)	251	277
Others (Note2)	339	292
Total	1,386	1,289

Half-year global vehicle production volume

April to September (Thousand Units)



2001
2002
1,188
1,355
Japan
US
Mexico
UK
Spain
Others

April to September	2002	2001
Global production (Note3)		Thousand units
Japan	682	607
US	205	157
Mexico	181	163
UK	158	144
Spain	43	67
Others (Note4)	86	50
Total	1,355	1,188

Notes:
1. Global retail sales includes sales of vehicles locally assembled with knock down parts.
2. Europe and parts of others are results of January to June.
3. All production figures based on April to September period.
4. Others include production in South Africa, Indonesia, Taiwan, China, Thailand and Philippines.

Half-year consolidated net sales

First half of fiscal years (Billions of yen)


2001
2,977.5
2002
3,285.5

Half-year consolidated operating income

First half of fiscal years (Billions of yen)


2001
188.8
2002
348.3

Half-year consolidated ordinary income

First half of fiscal years (Billions of yen)


2001
160.3
2002
323.5

Half-year consolidated net income

First half of fiscal years (Billions of yen)


2001
230.3
2002
287.7

Consolidated net automotive debt

As of September 30 (Billions of yen)


2001
799.0
2002
270.1

First Half of Fiscal Year 2002 Business Review

Nissan has been tenaciously laying the groundwork for profitable growth, and delivering growth in a very challenging global market.



Global Retail Sales Volume
First half of fiscal years
(Thousand Units)
'99
'00
'01
'02
+7.5
1,265
1,337
1,289
1,386

In the first half of fiscal year 2002, Nissan sold 1,386,000 vehicles marking an increase of 7.5% compared to the first half of fiscal year 2001. In all of our markets, this performance is being driven primarily by our product plan. Of the 28 all-new products we will launch under NISSAN 180, 12 of them will come in this fiscal year. As of November 2002, we have launched seven.

In Japan, Nissan sold 383,000 units in the first half of fiscal year 2002, up 12.1% from the same period last year. The all-important entry-level



Model Launch Schedule
Fiscal years 2000–2004
'00
'01
'02
'03
'04
28 all new products
4
5
12
16





Moco

Cube

segments have driven this increase, where we have launched three new cars recently –the March, Moco, and Cube. Our market share (including mini-cars) has started to grow again, totaling 13.8%, up 1.6 points from the first half of fiscal year 2001. With the all-new Elgrand and Fairlady Z deployed in the market and new models still to come, we are in line with our target to sell an additional 300,000 units in Japan.


NISSAN 180
1 million additional units worldwide
FY04 10/04 to 9/05
8 % operating margin
with constant accounting standards
0 net automotive debt at end FY04
with constant accounting standards



Fairlady Z





In the United States, Nissan sold 378,000 units, up 8.3% compared to the first half of fiscal year 2001. The Altima continues on its initial strong pace, and the 350Z is also off to a strong start. In the Infiniti channel, the launch of the G35 proves to be a true success to the luxury franchise in the U.S. These sales have been driven by the strength of our products, not by incentives, as we continue to build our brand power and focus on profitability. Our U.S. market share is now 4.2%, up from 4.0% in an extremely competitive market.



Altima

G35

In Europe, Nissan sold 251,000 units from January to June, down 9.4% from the same period in 2001. Our market share declined to 2.5% from 2.7%. In preparation for the production of the new Micra at the end of the November, we are expecting this year to be a challenge. Profitability remains a priority in the European market, but, we will not chase volumes that cannot satisfy our profit targets. We will continue to improve our performance in Europe by leveraging on all the synergies from our alliance with Renault.



Micra

Finally, in the General Overseas Markets*, our performance has been strong with 374,000 unit sales in the first half of the fiscal year, up 16.2% from the same period of last year. In particular, sales in Mexico increased by 18.4% to 105, 000 units. This increase is supported by the launch of the all-new Platina, a new model derived from the Renault Clio, complementing sales of the popular Tsuru. While we announced a joint partnership with Dongfeng this September which will set the stage for a major expansion of Nissan's presence, our sales in China also increased by 80% compared to the same period last year**, amounting to 36,000 units.


Retail Sales by Region
First half of fiscal years
(Thousand Units)
Japan
US
Europe
Others
+12.1%
+8.3%
-9.4%
+16.2%
342 383
349 378
277 251
321 374
2001
2002

For the full fiscal year 2002, Nissan expects global unit sales of 2.839 million, up 9.3% from fiscal year 2001, projecting a year-on-year sales increase of 242,000. This would represent one fourth of the 1 million additional units committed under NISSAN 180.

* includes Mexico and Canada,

** calculated on basis from April to September 2002


Platina

First Half Financial Results and Forecast

Revenues reached 3,285.5 billion yen in the first half of fiscal year 2002, up 10.3% from the same period in fiscal year 2001, driven primarily by higher volumes and mix.

Consolidated operating profits improved by 84.5% to 348.3 billion yen, compared to the first half of fiscal year 2001. The operating margin came to 10.6%, exceeding, for this six-month period, our commitment to reach 8% over the three years of NISSAN 180. This is the strongest operating performance ever reported by Nissan for a six-month period in its history, placing us at the top level of operating performance of the automotive industry.



Consolidated Operating Income
First half of fiscal years
(Billions of Yen)


'98
'99
'00
'01
'02
12.0
10.0
8.0
6.0
4.0
2.0
0
Consolidated operating margin (%)
20.4
58.5
134.4
188.8
348.3

*Figures of FY '98 to '99 are unandited

On a regional basis, our four regions are reporting improved performance.

Operating profits coming from Japan in the first half rose significantly from last year's level, resulting in 174.2 billion yen compared to last year's 128.2 billion yen profit.

In North America, which includes the United States and Canada, profitability more than doubled. Our operating profit increased from 49.1 billion yen to 114.1 billion yen this year.

Europe is continuing to improve, and we have shifted away from losses. Europe increased operating profits from a loss of 4.6 billion yen in the first half of 2001 to a gain of 7.0 billion yen this half.

Finally, the General Overseas Markets are increasingly contributing to our total operating profits, up from 31.6 billion yen to 44.9 billion.

Net income after tax came to 287.7 billion yen, 24.9% higher than last year. Our net income after tax will not rise as much as our operating profits as we progressively return to a standard tax-paying situation. We will no longer benefit from the recognition of deferred tax assets that had been created by prior years' losses.

A critical aspect of NISSAN 180 is financial flexibility as measured by net automotive indebtedness, which came to 270.1 billion yen at the end of the first half, down from 431.7 billion yen at the end of fiscal year 2001. This reduction has been mainly driven by the generation of operating cash flow complemented by asset sales which have contributed 73.4 billion yen.


Net Consolidated Automotive Debt
(Billions of Yen)
Mar. 01
Sept. 01
Mar. 02
Sept. 02
953.0
799.0
431.7
270.1

Investments for the future

Nissan is continually investing with future prospects in mind. We have completed the final transaction of the investment in our alliance partner Renault. Nissan's holding now totals 15% of Renault's capital. In June 2002, Nissan announced an expansion of the new assembly plant in Canton, Miss., in order to increase its North American manufacturing capacity.



Canton Plant

Production capacity will expand from 250,000 vehicles to 400,000 vehicles, bringing the total investment in Canton to more than 1.4 billion dollars.

In September 2002, Nissan and Toyota announced a basic agreement on a long-term transaction of hybrid systems including technical cooperation. As an initial project, Nissan will install a hybrid system currently under development by Toyota in Nissan's vehicles to be sold in the United States starting in 2006. Volume is expected to reach approximately 100,000 units within a five-year period. This collaboration will contribute to further decreasing the cost of hybrid-vehicle components, which should lead to boosting the sales of hybrid vehicles around the world.

Also in September, Nissan committed to a comprehensive strategic partnership in China with Dongfeng Motor Corporation. Nissan will inject

RMB8.55 billion (USD 1.03 billion; JPY120.4 billion)* in the new company in order to acquire a 50 percent equity stake, to be established in 2003. Through the venture, Dongfeng and Nissan will jointly establish the first Sino-foreign full-line truck, light commercial vehicle and passenger car manufacturer. The aim is to create a globally competitive commercial vehicle and passenger car manufacturer with a target of 550,000 unit sales by 2006, 220,000 of which being Nissan-branded cars.


igning Ceremony
ong-Term and Co
Signing ceremony

All of these investments in the future have been made possible by the Nissan Revival Plan. Nissan is focusing on its core automotive business as it reaches its full potential as a world-class automotive leader.

* Based on exchange rates as of September 13, 2002

Outlook

Nissan operates in the context of a changing world with risks and opportunities in front of us.

Risks include the potential U.S. downturn and weakened confidence in the Japanese financial markets.

Our major opportunity lies within NISSAN 180 itself. Restructurings are largely behind us. Our focus now is on growth-related actions and the successful roll-out of the most intensive product plan in Nissan's history. This year, we have 12 all-new products, leading to 21 regional product launches worldwide, 10 of which are yet to impact the second half.

For the second half, Nissan revised its financial forecasts upward. We expect full-year revenues to reach 6.8 trillion yen, operating profits to be 720 billion yen, which would give a 10.6% operating margin, ordinary profit to reach 660 billion yen and a net profit after tax of 490 billion yen. In addition, we are forecasting net automotive indebtedness to fall to 80 billion yen by the end of the fiscal year.

Conclusion

Nissan is dedicated to its shareholders—current and future. To accommodate its shareholders' demand, Nissan has decided a transparent and attractive dividend policy for the three years of NISSAN 180. For fiscal year 2001, Nissan paid a dividend of 8 yen per share. In fiscal year 2002, Nissan will pay an interim dividend of 4 yen per share in December and will propose 10 yen to shareholders at the annual general meeting in June. The total dividend for fiscal year 2002 will therefore come to 14 yen per share. For the full fiscal year 2004, Nissan expects the annual dividend to increase to 24 yen per share, tripling the amount paid in fiscal year 2001.

Our plan is far from complete. We are fully aware of the fiercely competitive nature of our industry and of the highly volatile environment in which we operate. We will maintain our focus on growth, profitability and financial fitness.

Financial Section

Consolidated Balance Sheets

(As of September 30, 2002)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
ASSETS	
Current assets	**3,452,386**
Cash on hand and in banks	249,766
Notes & accounts receivable	475,753
Finance receivables	1,738,354
Inventories	564,114
Deferred tax assets	162,456
Other current assets	261,943
Fixed assets	**3,523,369**
Property, plant and equipment	2,839,052
Intangible assets	36,369
Investment securities	288,267
Long-term loans receivable	14,249
Deferred tax assets	226,474
Other fixed assets	118,958
Deferred asset	**2,408**
Total assets	**6,978,163**
LIABILITIES	
Current liabilities	**2,771,287**
Notes & accounts payable	617,958
Short-term borrowings	1,273,851
Deferred tax liabilities	4
Other current liabilities	879,474
Long-term liabilities	**2,457,026**
Bonds and debentures	834,233
Long-term borrowings	720,439
Deferred tax liabilities	230,561
Accrued warranty costs	151,526
Accrual for losses on business restructuring	41,498
Accrued retirement benefits	412,113
Other long-term liabilities	66,656
Total liabilities	**5,228,313**
Minority interests in consolidated subsidiaries	**85,935**
SHAREHOLDERS' EQUITY	
Common stock	**604,559**
Capital surplus	**803,215**
Retained earnings	**689,355**
Unrealized holding gain on securities	**2,072**
Translation adjustments	**(313,396)**
Treasury stock	**(121,890)**
Total shareholders' equity	**1,663,915**
Total liabilities, minority interests & shareholders' equity	**6,978,163**

Note. 1 The amount of short-term borrowings includes import bills payable, current maturities of long-term borrowings, bonds and debentures, and commercial paper.

Note. 2 The "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" has been adopted effective April 1, 2002.

Consolidated Statements of Income
(For the 1st half of fiscal year ending March 31, 2003)

[in millions of Yen, ( ) indicates loss or minus]

	Amount
Net sales	**3,285,463**
Cost of sales	**2,350,751**
Gross profit	**934,712**
Selling, general and administrative expenses	586,413
Operating income	**348,299**
Non-operating income	**18,177**
Interest and dividend income	4,865
Equity in earnings of unconsolidated subsidiaries & affiliates	527
Other non-operating income	12,785
Non-operating expenses	**42,976**
Interest expense	12,827
Amortization of net retirement benefit obligation at transition	12,075
Other non-operating expenses	18,074
Ordinary income	**323,500**
Extraordinary gains	**70,965**
Extraordinary losses	**29,457**
Income before income taxes and minority interests	**365,008**
Income taxes-current	**46,599**
Income taxes-deferred	**32,657**
Minority interests	**(1,953)**
Net income	**287,705**

Consolidated Statements of Cash Flows

(For the 1st half of fiscal year ending March 31, 2003)

[in millions of Yen, ( ) indicates out flows]

	Amount
Operating activities	
Income before income taxes and minority interests	365,008
Depreciation and amortization	190,935
Provision for doubtful receivables	(1,606)
Unrealized loss on investments	343
Interest and dividend income	(4,865)
Interest expense	44,206
Gain on sales of property, plant and equipment	(60,744)
Loss on disposals of property, plant and equipment	5,639
Gain on sales of investment securities	(2,236)
Decrease in trade receivables	67,576
Increase in finance receivables	(139,014)
Increase in inventories	(51,332)
Decrease in trade payables	(35,744)
Amortization of net retirement benefit obligation at transition	12,075
Provision for accrued retirement benefits	34,680
Retirement benefits paid	(34,040)
Business restructuring costs paid	(2,437)
Other	(24,644)
Sub-total	**363,800**
Interest and dividends received	4,702
Interest paid	(45,603)
Income taxes paid	(51,793)
Total	**271,106**
Investing activities	
Decrease in short-term investments	112
Purchases of fixed assets	(113,117)
Proceeds from sales of property, plant and equipment	65,098
Purchases of leased vehicles	(265,777)
Proceeds from sales of leased vehicles	142,971
Collection of long-term loans receivable	8,820
Long-term loans made	(543)
Purchases of investment securities	(29,478)
Proceeds from sales of investment securities	15,105
Proceeds from sales of subsidiaries' shares resulting in changes in the scope of consolidation	7,468
Additional acquisition of shares of consolidated subsidiaries	(692)
Other	(2,275)
Total	**(172,308)**
Financing activities	
Decrease in short-term borrowings	(99,862)
Increase in long-term borrowings	228,974
Increase in bonds and debentures	85,000
Repayment or redemption of long-term debt	(292,861)
Purchases of treasury stock	(8,889)
Proceeds from sales of treasury stock	40
Repayment of lease obligations	(5,745)
Cash dividends paid	(33,976)
Total	**(127,319)**
Effect of exchange rate changes on cash and cash equivalents	**(3,732)**
Decrease in cash and cash equivalents	**(32,253)**
Cash and cash equivalent at beginning of the period	**279,653**
Increase due to inclusion in consolidation	**2,297**
Decrease due to exclusion from consolidation	**(4)**
Cash and cash equivalent at end of the period	**249,693**

Non-Consolidated Balance Sheets
(As of September 30, 2002)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	Amount
ASSETS	
Current assets	**1,853,283**
Cash on hand and in banks	148,820
Trade accounts receivable	293,749
Finished products	57,237
Work in process	30,707
Raw materials & supplies	25,229
Deferred tax assets	28,408
Short-term loans receivable	1,236,913
Other accounts receivable	48,124
Other current assets	35,459
Allowance for doubtful accounts	(51,366)
Fixed assets	**2,084,211**
Property, plant & equipment	**543,360**
Buildings	139,222
Structures	30,082
Machinery & equipment	159,018
Vehicles	7,399
Tools, furniture and fixtures	35,487
Land	142,388
Construction in progress	29,760
Intangible assets	**20,476**
Utility rights	156
Software	19,521
Other intangible assets	798
Investments & other assets	**1,520,374**
Investment securities	85,442
Investments in subsidiaries	1,232,793
Long-term loans receivable	28,355
Long-term prepaid expenses	6,518
Deferred tax assets	183,897
Other investments	12,385
Allowance for doubtful accounts	(29,017)
Deferred asset	**5,165**
Discounts on bonds	5,165
Total assets	**3,942,660**

Note: 1. As for the amount, less than 1 million yen is rounded down.

2. Accumulated depreciation of property, plant and equipment amounted to yen 1,331,290 million.
3. Assets pledged as collateral: Investment securities: Yen 10,968 million
4. As endorser of documentary export bills discounted with banks: Yen 1,598 million
5. Guarantees and other items: ( )refers to those relating to subsidiaries
   - Guarantees total yen 377,410 million (yen 177,200 million), including a total of yen 174,492 million in employee's residence mortgages which is insured in full and yen 25,500 million mortgages with pledge. And a total of yen 65,028 million in construction of Canton Plant is including.
   - Commitment to provide guarantees total yen 1,340 million .

	Amount
LIABILITIES	
Current liabilities	**859,351**
Trade notes payable	2,016
Trade accounts payable	341,753
Short-term borrowings	49,040
Current portion of long-term borrowings	65,455
Commercial paper	109,000
Current maturities of bonds	72,560
Other accounts payable	12,415
Accrued expenses	125,211
Deposits received	10,421
Employees' saving deposits	59,714
Other current liabilities	11,763
Long-term liabilities	**1,276,759**
Bonds	862,400
Long-term borrowings	115,410
Long-term deposits received	2,254
Accrued warranty costs	65,695
Accrual for losses on business restructuring	12,647
Accrued retirement benefits	218,351
Total liabilities	**2,136,110**
SHAREHOLDERS' EQUITY	
Common stock	**604,559**
Capital surplus	**803,215**
Capital reserve	803,215
Retained earnings	**405,713**
Legal reserve	53,838
General reserve	63,383
Unappropriated retained earnings	288,491
[Net income for the period]	[21,057]
Unrealized holding gain on securities	**2,017**
Treasury stock	**(8,956)**
Total shareholders' equity	**1,806,550**
Total liabilities & shareholders' equity	**3,942,660**

- Letters of awareness and others total yen 38,533 million (yen 38,533 million)
- Letters of awareness concerning transfers of receivables total yen 311,323 million (yen 204,163 million)
- The Company entered into Keepwell Agreements with certain overseas subsidiaries to support their credibility.
  Liabilities of such subsidiaries totaled yen 1,523,698 million

6. Depreciation
   Property,plant,and equipment: Yen 22,236 million
7. The "Accounting Standard for Treasury Stock and Reversal of Legal Reserves" has been adopted effective April 1, 2002.

Non-Consolidated Statements of Income

(For the 1st half of fiscal year ending March 31, 2003)

[in millions of Yen, ( ) indicates loss or minus]

The following information has been prepared in accordance with accounting principles and practices generally accepted in Japan.

	Amount
ORDINARY INCOME/LOSS	
Operating revenue/expenses	
Operating revenue	**1,601,748**
Net sales	1,601,748
Operating expenses	**1,449,548**
Cost of sales	1,257,179
Selling, general and administrative expenses	192,369
Operating income	**152,199**
Non-operating income/expenses	
Non-operating income	**10,621**
Interest and dividend income	7,590
Other non-operating income	3,031
Non-operating expenses	**24,228**
Interest expense	8,098
Amortization of net retirement benefit obligation at transition	9,109
Other non-operating expenses	7,020
Ordinary income	**138,593**
EXTRAORDINARY GAINS/LOSSES	
Extraordinary gains	**59,659**
Gains on sales of investment securities	3,005
Gains on sales of property, plant and equipment	54,359
Other extraordinary gains	2,295
Extraordinary losses	**168,109**
Devaluation loss on investments and receivables	160,767
Other extraordinary losses	7,342
Income before income taxes	**30,143**
Income taxes-current	5,360
Income taxes-deferred	3,726
Net income	**21,057**
Retained earnings brought forward from previous year	267,452
Losses on disposal of treasury stock	(18)
Unappropriated retained earnings	**288,491**

Note: As for the amount, less than 1 million yen is rounded down.

Notice of the resolution concerning payment of interim dividends in fiscal year 2002 by the Board of Directors

We resolved concerning payment of interim dividends in fiscal year 2002 by the Board of Directors held on November 19, 2002, as follows:

According to the Article 33 of the incorporation, the Company will pay the interim dividends as following to the shareholders whose names are entered or recorded, by paper-base documents or digital processes, in the final register of shareholders or of beneficial shareholders as of Sept. 30,2002.

The interim dividends is the distributions of money pursuant to the provisions of Article 293-5 of the Commercial Code.

1. The amount of the interim dividends
   - Common Dividends 4 yen per share
   - The total amount of payment 18,026,167,940 yen
2. The date when the right of claim to pay comes into effect and the date when the payment starts
   - December 10,2002

Board of Directors and Statutory Auditors

Officer	Responsibilities
Representative Board Members	
Chairman **Yoshikazu Hanawa**	
President **Carlos Ghosn**	
Board Members	
Itaru Koeda	Purchasing, European Operations(MC-E)
Norio Matsumura	Global Sales and Marketing, North American Operations (MC-NA), GOM Operations (MC-GOM), Global Aftersales Business
Thierry Moulonguet	*Chief Financial Officer* Finance & Treasury, Global IS
Nobuo Okubo	Customer Service, 3-3-3 Promotion (Vehicle & Powertrain), Technology and Engineering Development (Vehicle & Powertrain) -Nissan Research Center
Patrick Pélata	Planning and Design -Market Intelligence Dept.
Tadao Takahashi	Manufacturing (Vehicle & Powertrain), SCM(Supply Chain Management), Industrial Machinery, Marine
Shemaya Lévy	
Statutory Auditors	
Keishi Imamura	Full time
Hiroshi Moriyama	Full time
Haruhiko Takenaka	Full time
Hideo Nakamura	

Corporate Data

NISSAN MOTOR CO., LTD.

Registered Office
No.2, Takara-cho, Kanagawa-ku, Yokohama-shi,
Kanagawa 220-8623 Japan

Date of Establishment
December 26, 1933

Paid-in Capital
604,559 million yen

Common Stock
Issued and outstanding: 4,517,053,964 shares

Number of Shareholders
122,053

Number of Employees worldwide
127,828 (Consolidated Basis)

End of Fiscal year March 31*
* In Europe, Mexico, and South Africa, the fiscal year ends on December 31.

General Shareholders' Meeting June

Securities Traded
- Tokyo Stock Exchange, Osaka Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Stock Exchange (7201 T)
- NASDAQ: (One American Depositary Receipt represents two shares underlying stock) (NSANY)
- Frankfurt Stock Exchange (NISA GR)

Transfer Agent and Registrar for Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574 Japan

Depositary and Transfer Agent for American Depositary Receipts
JPMorgan Chase Bank
One Chase Manhattan Plaza,
New York, New York 10081, USA

Auditor
Shin Nihon & Co.

For Further Information, please contact

NISSAN MOTOR CO., LTD.
17-1, Ginza 6-chome, Chuo-ku,
Tokyo 104-8023 Japan
phone: Global Communications and Investor Relations
Department 81(0)3-5565-2141
Main 81(0)3-3543-5523

NISSAN NORTH AMERICA, INC.
18501 South Figueroa Street, Gardena,
California 90248, U.S.A.
phone: Corporate Communications 1(310)771-5631
Main 1(310)771-3111

NISSAN EUROPE S.A.S.
Parc de Pissaloup 13,
Avenue Jean d'Alembert
B.P. 123
78194 Tráppes cedex, France
phone: Communications Department 33(0)1 30 13 67 70
Main 33(0)1 30 13 66 66

Corporate Information Website

http://www.nissan-global.com/

Investor Rerations
http://ir.nissan-global.com/


NISSAN
MOTOR COMPANY


NISSAN

平成14年度中間事業報告書

自　平成14年4月１日
至　平成14年9月30日


2002

日産自動車株式会社

もくじ

表紙:フェアレディZ

株主の皆様へ

株主の皆様には、ますますご清祥のこととお喜び申しあげます。

当社平成14年度の中間事業報告書をお届けするにあたり、一言ご挨拶申しあげます。

新たな3カ年の事業計画である「日産180」は順調に進んでおります。「日産180」開始から6ヶ月経過いたしましたが、当社は平成14年度上半期に5半期連続して過去最高の業績を記録いたしました。「日産180」の成果は、スリムでより効率的な事業運営、販売台数の増加及びコスト削減という各要素が重なり合うことで生み出されております。

「日産180」は、平成16年度末までに、グローバルでの販売台数を100万台増加し、8%の連結売上高営業利益率を実現し、自動車事業の連結実質有利子負債をゼロにすることを目標としております。

当社の平成14年度上半期の連結営業利益は、前年同期比84.5%増の3,483億円となり、連結売上高営業利益率は、10.6%と自動車業界トップレベルの収益性を実現いたしました。連結売上高は、前年同期比10.3%増、グローバル販売台数は、7.5%増となりました。また、連結中間純利益は、前年同期比24.9%増の2,877億円となり、自動車事業の連結実質有利子負債残高は2,701億円に減少いたしました。

平成12年4月、「日産リバイバル・プラン」でスタートいたしました当社の再建プロセスは、まだ道半ばであります。今後も自動車業界の競争の激化や不透明な事業環境が予想されますが、当社の進むべきビジョンは明確であり、長期的な成功を目指すという決意のもと、努力してまいる所存であります。

当社の真の実力は、まだこれから発揮されます。株主の皆様におかれましては、今後とも、一層のご支援とご指導を賜りますようお願い申しあげます。

塙 義一

取締役会長

塙　義一

Carlos Ghosn Bichara

取締役社長
最高経営責任者
カルロス　ゴーン

販売・生産及び連結業績の状況

グローバル販売台数（小売り）

上半期 （単位：千台）

平成13年度 1,289
平成14年度 1,386

日本　米国・カナダ　欧州　その他

上半期	平成14年度	平成13年度
グローバル販売（小売り）(注1)		（単位：千台）
日本	383	342
米国・カナダ	413	378
欧州 (注2)	251	277
その他 (注2)	339	292
計	1,386	1,289

グローバル生産台数

4〜9月 （単位：千台）



平成13年度
1,188
平成14年度
1,355
日本
米国
メキシコ
英国
スペイン
その他

4〜9月	平成14年度	平成13年度
グローバル生産 (注3)		（単位：千台）
日本	682	607
米国	205	157
メキシコ	181	163
英国	158	144
スペイン	43	67
その他 (注4)	86	50
計	1,355	1,188

（注）1. グローバル販売台数（小売り）には、生産用部品として出荷され、在外会社で組み立てられた車両を含む。
2. 欧州及びその他の一部は1～6月ベース。
3. 生産台数は、全て4～9月ベース。
4. その他は、南アフリカ、インドネシア、台湾、中国、タイ及びフィリピンの生産台数の合計。

連結売上高

上半期 （単位：億円）



平成13年度
29,775
平成14年度
32,855

連結営業利益

上半期 （単位：億円）



平成13年度
1,888
平成14年度
3,483

連結経常利益

上半期 （単位：億円）



平成13年度
1,603
平成14年度
3,235

連結中間純利益

上半期 （単位：億円）



平成13年度
2,303
平成14年度
2,877

連結実質有利子負債残高（自動車事業）

上半期末 （単位：億円）



平成13年度
7,990
平成14年度
2,701

中間事業報告

成長軌道に乗った日産：平成14年度上半期の販売実績

当社は、利益ある成長のための基盤作りを着実に進め、成長を実現いたしました。

平成14年度上半期のグローバル販売台数は、前年同期比7.5%増の1,386千台となりました。これは主に、各市場での商品計画の刷新によってもたらされたものであります。「日産180」の期間中に投入する28の新型車のうち、12車種が平成14年度に発売される予定であり、本年11月までに、すでに7車種を投入いたしました。



グローバル販売台数
(単位：千台)
上半期
平成11年
12年
13年
14年
+7.5%
1,265
1,337
1,289
1,386

当上半期の当社国内販売台数は、前年同期比12.1%増の383千台となりました。最も重要なセグメントであるエントリーレベルの車種が、販売台数増加の牽引役となりました。当社は、当セグメントに「マーチ」、



新車投入計画
平成12年
13年
14年
15年
16年
全28車種
4
5
12
16





モコ
キューブ

「モコ」、「キューブ」という新型車3車種を続けて投入いたしました。昨年度は横這いでありました国内の市場占有率は上昇しております。軽自動車を含めた当社の市場占有率は、前年同期比1.6ポイント増の13.8%となりました。当社は、「日産180」のもとで国内市場での30万台の販売増を目指しております。エントリーレベルの車種に加え、新型「エルグランド」、「フェアレディZ」及び今後投入予定の新型車により、その実現に向けて着実に前進しております。



日産180
1
グローバルで100万台の増販
平成16年10月―平成17年9月の間、
日産及び関連ブランド乗用車商用車
8
営業利益率8%の達成
同一会計基準に基づく
0
自動車事業実質有利子負債0(ゼロ)
平成16年度末、同一会計基準に基づく


フェアレディZ



当上半期の当社米国販売台数は、前年同期比8.3%増の378千台となりました。「アルティマ」の販売は引き続き好調で、「350Z」も順調な滑り出しを見せております。インフィニティ・チャンネルにつきましては、「G35」が成功を収め、米国における当社の高級車チャンネルの販売に大きく貢献しております。当社は強力な商品群により、インセンティブ競争に加わることなく、収益性及びブランド力向上を行い、売上を伸ばしました。また、市場での競争激化にもかかわらず、市場占有率も前年度の4.0%から4.2%に上昇いたしました。


アルティマ

G35

当上半期の当社欧州販売台数は、前年同期比9.4%減の251千台となり、市場占有率は2.7%から2.5%に低下いたしました。現行の「マイクラ」がモデル末期であるため、欧州では当初から台数面で厳しい状況を予想しておりました。本年9月末のパリ・モーターショーで発表いたしました新型「マイクラ」の生産は、11月末に開始いたしました。当社は、欧州では引き続き収益性を優先させ、収益目標と矛盾するような台数面の追及は行わない方針であります。また、ルノー


MICRA
マイクラ

との提携によるシナジー効果を最大限に活用し、欧州の業績を改善してまいります。

その他の地域における販売も好調で、メキシコ及びカナダを含めた市場での当上半期の販売台数は、前年同期比16.2%増の374千台となりました。特に、メキシコでは、前年同期比18.4%増の105千台となりました。牽引役となったのはルノーの「クリオ」の派生車である「プラティーナ」の投入であります。「プラティーナ」は人気車種「ツル」の販売増にも繋がっております。また、中国では、本年9月に東風汽車公司（以下、東風）との提携を発表いたしましたが、これは中国における当社のプレゼンス向上のための土台を築く第一歩となりました。当社の中国における当上半期の販売台数は、前年同期比80%増の36千台となりました。


地域別販売台数
(単位：千台)
上半期


日本
米国
欧州
その他の地域
+12.1%
+8.3%
-9.4%
+16.2%
342 383
349 378
277 251
321 374
平成13年
平成14年

平成14年度通期のグローバル販売台数は、前年度比9.3%増の2,839千台、台数では242千台の増加を見込んでおります。これは「日産180」の目標である販売台数100万台増の約4分の1を、初年度に達成することとなります。

プラティーナ

平成14年度上半期の業績

平成14年度上半期の連結売上高は、前年同期比10.3%増の3兆2,855億円となりました。主な増収要因は、販売台数増及び車種構成の改善であります。

連結営業利益は、前年同期比84.5%増の3,483億円となりました。連結売上高営業利益率は、10.6%を達成し、「日産180」の3年間のコミットメントである8%をすでに達成いたしました。これは半期ベースでの過去最高の連結売上高営業利益率であり、自動車業界トップレベルの収益性を実現いたしました。



連結営業利益
(単位：億円)
上半期
平成10年
11年
12年
13年
14年
204
585
1,344
1,888
3,483
12.0
10.0
8.0
6.0
4.0
2.0
0
連結売上高営業利益率(%)

※平成10、11年度の数値は未監査情報

地域別では、全ての地域において収益が改善いたしました。

当上半期の国内における連結営業利益は、前年同期の1,282億円から1,742億円と大幅に増加いたしました。

米国、カナダを含む北米における連結営業利益は、前年同期の491億円から1,141億円と倍増いたしました。

欧州では引き続き収益は改善し、前年同期の46億円の赤字から脱却し、当上半期には70億円の黒字を計上いたしました。

その他の地域における連結営業利益は、前年同期の316億円から449億円へと増加いたしました。

税引後の連結中間純利益は、前年同期比24.9%増の2,877億円となりました。当社は、再び通常の税率に戻りつつあるため、連結中間純利益は連結営業利益ほどの率では増加しておりません。今後は、過去の損失に伴う税効果の益は、発生いたしません。

「日産180」の重要な側面は、自動車事業の連結実質有利子負債残高が示す財務基盤の柔軟性であります。当社は「日産180」の最終年度までに自動車事業の連結実質有利子負債をゼロにすることを目標としております。この目標につきましても、負債ゼロに向けて大きく前進しております。当上半期末の自動車事業の連結実質有利子負債残高は、前年度末の4,317億円から2,701億円に減少いたしました。その要因は、主として事業収益の改善によるものであり、資産売却も734億円の効果をもたらしました。


連結実質有利子負債残高
(自動車事業)
(単位：億円)
平成
13年3月 13年9月 14年3月 14年9月


9,530 7,990 4,317 2,701

将来に向けた投資

当社は将来に向けての投資を継続的に行っております。

提携のパートナーであるルノーとの株式の相互持合を完了し、現在、当社はルノーの株式の15%を保有しております。

本年6月には、北米の生産能力を強化するにあたり、米国ミシシッピー州キャントンに建設中の新工場を拡張することを発表いたしました。生産能力を25万台から40万台まで引き上げ、合計14億ドル以上の投資を実施いたします。



キャントン新工場

本年9月には、トヨタ自動車株式会社（以下、トヨタ）とハイブリッドシステムについて技術協力を含む取引関係を長期にわたり築くことで基本合意に達しました。そのスタートとして、当社が平成18年を目標に米国で発売する車両に、トヨタが開発中のハイブリッドシステムの適用検討を開始いたします。取引規模は、平成18年からの5年間で、10万台程度を予定しております。当社は、今回の技術協力によりコンポーネントの原価低減を推進し、ハイブリッド車をより広く世界に普及させることを目指しております。

また、同月、当社は、東風と中国における包括的、戦略

的な提携関係を樹立いたしました。当社は、平成15年に設立する新会社「東風汽車有限公司」の株式の50%を取得するために、85.5億元(日本円1,204億円、米ドル10.3億ドル:平成14年9月13日時点の為替相場を基に換算)の直接投資を行います。今回の提携により、当社と東風は、中国における外資との提携としては初めて、バス、トラック、小型商用車及び乗用車にわたるフルラインの自動車メーカーを設立することとなりました。これにより、世界レベルで競争力のある乗用車・商用車メーカーを目指し、平成18年までに55万台の販売、うち当社ブランドとして22万台の販売を目標としております。


ong-Term and Co
調印式

これらの将来への投資が可能となりました要因は、「日産リバイバル・プラン」を実現したことであります。当社は、本業の自動車事業に集中し、可能性を最大限に発揮し、世界トップレベルの自動車メーカーを目指してまいります。

今後の見通し

環境は常に変化しており、当社の事業もリスクと好機にさらされております。

当社にとってのリスクには、米国市場減速の可能性、そして国内金融市場の不安があります。

好機は「日産180」にあります。リストラクチャリングの大部分はすでに実行済みであります。今後、当社は、成長

を目指す活動と当社史上最も積極的な商品計画に軸足を移します。平成14年度には12の新型車により、グローバルで21車種の商品投入を計画しており、そのうち10車種は平成14年度下半期の業績に貢献するものです。

当下半期に向けて、当社は業績予想を上方修正いたしました。平成14年度通期の連結売上高は6兆8千億円、連結営業利益は7,200億円、連結売上高営業利益率は10.6%、連結経常利益は6,600億円、連結当期純利益は4,900億円となる見込みです。さらに、平成14年度末の自動車事業の連結実質有利子負債残高は、800億円まで減少すると予想しております。

結び

当社は、現在及び将来の株主の皆様のご要望にお応えするべく全力を傾注しております。その一環として当社は、「日産180」の3年間にわたる透明性の高い配当政策を決定いたしました。平成13年度は、1株につき8円の配当金をお支払いいたしましたが、「日産180」の最終年度である平成16年度には1株につき24円とし、平成13年度比3倍となる増配を行う予定です。平成14年度は、中間配当金を1株につき4円お支払いすることをすでに決定しておりますが、期末配当金につきましては1株につき10円とすることを平成15年6月開催の定時株主総会でお諮りし、1株につき年間14円の配当金をお支払いする予定としております。

当社は、再建プロセスの道半ばにあります。当社は、自動車業界の競争及び変動の激しい事業環境の厳しさを十分認識しておりますが、今後も成長を続け、収益性向上及び財務基盤の強化に向けて全力で取り組んでまいる所存であります。

業績について

連結貸借対照表 （平成14年9月30日現在）

（百万円未満は四捨五入して表示しております。）

（単位：百万円）

科目	金額
（資産の部）	
流動資産	**3,452,386**
現金預金	249,766
受取手形・売掛金	475,753
販売金融債権	1,738,354
棚卸資産	564,114
繰延税金資産	162,456
その他の流動資産	261,943
固定資産	**3,523,369**
有形固定資産	2,839,052
無形固定資産	36,369
投資有価証券	288,267
長期貸付金	14,249
繰延税金資産	226,474
投資その他の資産	118,958
繰延資産	**2,408**
資産合計	**6,978,163**
（負債の部）	
流動負債	**2,771,287**
支払手形・買掛金	617,958
短期借入金	1,273,851
繰延税金負債	4
その他の流動負債	879,474
固定負債	**2,457,026**
社債	834,233
長期借入金	720,439
繰延税金負債	230,561
製品保証引当金	151,526
事業構造改革引当金	41,498
退職給付引当金	412,113
その他の固定負債	66,656
負債合計	**5,228,313**
（少数株主持分）	
少数株主持分	**85,935**
（資本の部）	
資本金	**604,559**
資本剰余金	**803,215**
利益剰余金	**689,355**
その他有価証券評価差額金	**2,072**
為替換算調整勘定	**△ 313,396**
自己株式	**△ 121,890**
資本合計	**1,663,915**
負債、少数株主持分及び資本合計	**6,978,163**

(注) 1. 短期借入金には、輸入引受手形、一年以内返済予定の長期借入金、一年以内償還予定の社債及びコマーシャル・ペーパーを含む。

2. 当中間連結会計期間より、「自己株式及び法定準備金の取崩等に関する会計基準」を適用している。

連結損益計算書（自 平成14年4月１日 至 平成14年9月30日）

（百万円未満は四捨五入して表示しております。）

（単位：百万円）

科目	金額
売上高	3,285,463
売上原価	2,350,751
売上総利益	934,712
販売費及び一般管理費	586,413
営業利益	348,299
営業外収益	18,177
受取利息及び配当金	4,865
持分法による投資利益	527
その他の営業外収益	12,785
営業外費用	42,976
支払利息	12,827
退職給付会計基準変更時差異	12,075
その他の営業外費用	18,074
経常利益	323,500
特別利益	70,965
特別損失	29,457
税金等調整前中間純利益	365,008
法人税、住民税及び事業税	46,599
法人税等調整額	32,657
少数株主損失	1,953
中間純利益	287,705

連結キャッシュ・フロー計算書 (自 平成14年4月1日 至 平成14年9月30日)

(百万円未満は四捨五入して表示しております。)

(単位：百万円)

科目	金額
I. 営業活動によるキャッシュ・フロー	
税金等調整前中間純利益	365,008
減価償却費	190,935
貸倒引当金の減少額	△ 1,606
投資勘定の評価減	343
受取利息及び受取配当金	△ 4,865
支払利息	44,206
有形固定資産売却益	△ 60,744
有形固定資産廃却損	5,639
投資有価証券売却益	△ 2,236
売上債権の減少額	67,576
販売金融債権の増加額	△ 139,014
棚卸資産の増加額	△ 51,332
仕入債務の減少額	△ 35,744
退職給付会計基準変更時差異	12,075
退職給付費用	34,680
退職給付引当金の取崩による支払額	△ 34,040
事業構造改革引当金の取崩による支払額	△ 2,437
その他	△ 24,644
小計	**363,800**
利息及び配当金の受取額	4,702
利息の支払額	△ 45,603
法人税等の支払額	△ 51,793
計	**271,106**
II. 投資活動によるキャッシュ・フロー	
短期投資の純減少額	112
固定資産の取得による支出	△ 113,117
有形固定資産の売却による収入	65,098
リース車両の取得による支出	△ 265,777
リース車両の売却による収入	142,971
長期貸付金の減少額	8,820
長期貸付金の増加額	△ 543
投資有価証券の取得による支出	△ 29,478
投資有価証券の売却による収入	15,105
連結範囲の変更を伴う子会社株式の売却による収入	7,468
子会社株式の追加取得による支出	△ 692
その他	△ 2,275
計	**△ 172,308**
III. 財務活動によるキャッシュ・フロー	
短期借入金の純減少額	△ 99,862
長期借入金の増加額	228,974
社債の増加額	85,000
長期負債の返済・社債の償還	△ 292,861
自己株式の取得による支出	△ 8,889
自己株式の売却による収入	40
ファイナンス・リースの返済による支払額	△ 5,745
配当金の支払額	△ 33,976
計	**△ 127,319**
IV. 現金及び現金同等物に係る換算差額	**△ 3,732**
V. 現金及び現金同等物の減少額	**△ 32,253**
VI. 現金及び現金同等物の期首残高	**279,653**
VII. 新規連結に伴う現金及び現金同等物の増加額	**2,297**
VIII. 連結除外に伴う現金及び現金同等物の減少額	**△ 4**
IX. 現金及び現金同等物の中間期末残高	**249,693**

貸借対照表(単独)　（平成14年9月30日現在）

（単位：百万円）

資産の部	
科目	金額
流動資産	**1,853,283**
現金預金	148,820
売掛金	293,749
製品	57,237
仕掛品	30,707
材料・貯蔵品	25,229
繰延税金資産	28,408
短期貸付金	1,236,913
未収入金	48,124
その他の流動資産	35,459
貸倒引当金	△ 51,366
固定資産	**2,084,211**
有形固定資産	**543,360**
建物	139,222
構築物	30,082
機械装置	159,018
車両運搬具	7,399
工具器具備品	35,487
土地	142,388
建設仮勘定	29,760
無形固定資産	**20,476**
施設利用権	156
ソフトウェア	19,521
その他の無形固定資産	798
投資等	**1,520,374**
投資有価証券	85,442
子会社株式	1,232,793
長期貸付金	28,355
長期前払費用	6,518
繰延税金資産	183,897
その他の投資等	12,385
貸倒引当金	△ 29,017
繰延資産	**5,165**
社債発行差金	5,165
資産合計	**3,942,660**

(注) 1. 記載金額については、百万円未満を切り捨てて表示している。
2. 有形固定資産の減価償却累計額　1,331,290百万円
3. 担保に供している資産　投資有価証券　10,968百万円
4. 輸出手形割引高　1,598百万円
5. 保証債務等の残高　(　)内は子会社に関するものの残高
・保証債務残高　377,410百万円 (177,200百万円)
保証債務残高の内、従業員の住宅資金に対する保証174,492百万円は全額保険が付保されている。他に質権設定しているものが25,500百万円ある。また、子会社に関する残高の内、米国ミシシッピー州キャントンの新車両工場建設に対する保証債務が65,028百万円ある。

(単位：百万円)

科目	金額
負債及び資本の部	
(負債の部)	
流動負債	**859,351**
支払手形	2,016
買掛金	341,753
短期借入金	49,040
一年以内返済の長期借入金	65,455
コマーシャル・ペーパー	109,000
一年以内償還の社債	72,560
未払金	12,415
未払費用	125,211
諸預り金	10,421
従業員預り金	59,714
その他の流動負債	11,763
固定負債	**1,276,759**
社債	862,400
長期借入金	115,410
長期預り金	2,254
製品保証引当金	65,695
事業構造改革引当金	12,647
退職給付引当金	218,351
負債合計	**2,136,110**
(資本の部)	
資本金	**604,559**
資本剰余金	**803,215**
資本準備金	803,215
利益剰余金	**405,713**
利益準備金	53,838
任意積立金	63,383
当期未処分利益	288,491
(うち当期利益)	(21,057)
その他有価証券評価差額金	**2,017**
自己株式	**△ 8,956**
資本合計	**1,806,550**
負債・資本合計	**3,942,660**

・保証予約残高　1,340百万円
・経営指導念書等　対象債務残高　38,533百万円(38,533百万円)
・売掛債権流動化に関する念書
　流動化残高　311,323百万円(204,163百万円)
この他に、海外金融子会社との間で、信用を補完することを目的とした合意書(キープウェル・アグリーメント)がある。
当該子会社の債務残高　1,523,698百万円

6. 減価償却実施額　有形固定資産　22,236百万円
7. 当中間期より、「自己株式及び法定準備金の取崩等に関する会計基準」を適用している。

損益計算書（単独）（自 平成14年4月1日 至 平成14年9月30日）

（単位：百万円）

科目	金額
（経常損益の部）	
営業損益の部	
営業収益	**1,601,748**
売上高	1,601,748
営業費用	**1,449,548**
売上原価	1,257,179
販売費及び一般管理費	192,369
営業利益	**152,199**
営業外損益の部	
営業外収益	**10,621**
受取利息及び配当金	7,590
その他の営業外収益	3,031
営業外費用	**24,228**
支払利息	8,098
退職給付会計基準変更時差異	9,109
その他の営業外費用	7,020
経常利益	**138,593**
（特別損益の部）	
特別利益	**59,659**
投資有価証券売却益	3,005
固定資産売却益	54,359
その他の特別利益	2,295
特別損失	**168,109**
投資・債権評価損	160,767
その他の特別損失	7,342
税引前当期利益	**30,143**
法人税、住民税及び事業税	5,360
法人税等調整額	3,726
当期利益	**21,057**
前期繰越利益	267,452
自己株式処分差損	18
当期未処分利益	**288,491**

（注）記載金額については、百万円未満を切り捨てて表示している。

第104期中間配当に関する取締役会決議ご通知について

平成14年11月19日開催の取締役会において、第104期（自　平成14年4月1日 至　平成15年3月31日）中間配当に関し、下記のとおり決議いたしました。

記

当社定款第33条の規定にもとづき、平成14年9月30日の最終の株主名簿及び実質株主名簿に記載又は記録された株主に対し、下記のとおり中間配当（商法第293条ノ5の規定による金銭の分配）を行う。

1.　中間配当金　普通配当　1株につき4円

2.　支払請求権の効力発生日及び支払開始日　平成14年12月10日

役員

取締役及び監査役

役職名·氏名	統　括　業　務
代表取締役 **取締役会長** **塙　　義一**	
代表取締役 **取締役社長** **カルロス　ゴーン**	
取締役	
小枝　　至	購買、欧州事業（MC-E）
大久保宣夫	お客様サービス、3-3-3推進（車両·パワートレイン）、技術·開発（車両·パワートレイン）、総合研究所
松村　矩雄	グローバル販売·マーケティング、北米事業（MC-NA）、一般海外地域事業（MC-GOM）、グローバルアフターセールス事業
パトリック　ペラタ	企画·デザイン、市場調査情報室
ティエリー　ムロンゲ	最高財務責任者、経理·財務、グローバル情報システム
高橋　忠生	生産（車両·パワートレイン）、SCM（サプライチェーンマネジメント）、産業機械事業、マリーン事業
シェマヤ　レヴィー	
監査役	
森山　　寛	常勤
竹中　治彦	常勤
今村　圭司	常勤
中村　英男	

会社の概要

商号	日産自動車株式会社
英文社名	NISSAN MOTOR CO., LTD.
設立	昭和8年12月26日
資本金	604,559百万円（平成14年9月30日現在）
従業員数	127,828名 （連結ベース:平成14年9月30日現在）
本店	〒220-8623 神奈川県横浜市神奈川区宝町2番地
本社事務所	〒104-8023 東京都中央区銀座六丁目17番1号 電話 03-3543-5523(代)
発行済株式総数	4,517,053,964株（平成14年9月30日現在）
株主総数	122,053名（平成14年9月30日現在）
決算期	3月31日 (但し、欧州、メキシコ及び南アフリカでは12月31日)
定時株主総会	6月
株式上場取引所	—東京証券取引所、大阪証券取引所、 名古屋証券取引所、福岡証券取引所、 札幌証券取引所 （証券コード:7201） —NASDAQ（ADR;American Depositary Receipts） 比率: 1 ADR＝普通株式2株 （証券コード: NSANY） —フランクフルト証券取引所 （証券コード: NISA GR）
株式名義書換代理人	〒105-8574 東京都港区芝三丁目33番1号 中央三井信託銀行株式会社
ADR（米国預託証券）の名義書換預託代理人	米国 ニューヨーク州 ニューヨーク市 1 チェース マンハッタン プラザ JPモルガン・チェース銀行
監査法人	新日本監査法人

日産自動車企業情報ページ

http://www.nissan-global.com/

IR ホームページ
http://ir.nissan-global.com/

NISSAN
MOTOR COMPANY